UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported)**: October 30, 2009**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 1.01 | Entry into a Material Definitive Agreement |

On October 30, 2009, Morris Publishing Group, LLC ("MPG"), Morris Publishing Finance Co. ("MPF", and together with MPG, the "Issuers"), and the subsidiaries of MPG signatory thereto (the "Guarantors", and together with the Issuers, the "Company") entered into a Restructuring Support Agreement (the "Support Agreement") with the holders of the 7% Senior Subordinated Notes due 2013 (the "Old Notes") signatory thereto (the "Consenting Holders") representing approximately 72% of the approximately $278,478,000 in aggregate principal amount outstanding of the Old Notes. The description of the Support Agreement herein is qualified in its entirety by reference to the Support Agreement, a copy of which is attached as Exhibit 10.1 hereto and made a part hereof. The Support Agreement incorporates and supplements that certain binding restructuring term sheet (the "Term Sheet"), dated as of September 23, 2009 and amended on October 15, 2009, October 23, 2009 and October 27, 2009, by and among the Company and the Consenting Holders.

The Support Agreement provides, among other things, for the restructuring of the Old Notes (the "Restructuring") through either (i) an out-of-court exchange offer (the "Exchange Offer"), if holders of at least 99% of the aggregate principal amount of the outstanding Old Notes tender their Old Notes in such exchange offer, or (ii) a pre-packaged plan of reorganization (the "Prepackaged Plan") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), if the Prepackaged Plan is approved by holders of Old Notes representing at least two-thirds in principal amount and more than one-half in number of those who vote to accept or reject the Prepackaged Plan and is confirmed by a final order of the Bankruptcy Court. Pursuant to the Restructuring, the holders of the Old Notes would exchange their Old Notes (including any accrued and unpaid interest) for their pro rata share of $100,000,000 principal amount of new second-lien secured notes (the "New Notes") immediately upon the effective date (the "Effective Date") of either (i) the Exchange Offer, or (ii) the Prepackaged Plan. Upon consummation of the Restructuring, $110,000,000 of MPG's existing $136,500,000 of senior debt will be satisfied or contributed to capital by affiliates of MPG. The New Notes will bear interest of at least 10% per annum but could bear interest up to 15% per annum until MPG repays its remaining senior debt, and a portion of any interest may be paid-in-kind (PIK). The New Notes will have a maturity of four and one half years from the Effective Date. The Company has agreed to solicit votes (the "Solicitation") from the holders of the Old Notes to accept the Prepackaged Plan concurrently with the Exchange Offer.

Pursuant to the Support Agreement, the Consenting Holders have agreed, among other things:

· to timely vote to accept the Prepackaged Plan and not to revoke any such vote unless and until the Support Agreement is terminated in accordance with its terms;

· to timely vote against and not consent to or otherwise directly or indirectly support, any restructuring or reorganization of the Company other than the Exchange Offer and the Prepackaged Plan;

- if chapter 11 cases have been commenced in accordance with the Support Agreement, not to directly or indirectly seek, solicit, support, or encourage the termination or modification of the Company's exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action that could prevent, interfere with, delay or impede the implementation or consummation of the Restructuring; and

- to consent to an amendment to the indenture governing the Old Notes.

Pursuant to the Support Agreement, the Company has agreed, among other things:

- if the minimum tender condition, which requires at least 99% of the aggregate principal amount of the outstanding Old Notes to have been validly tendered and not withdrawn in the Exchange Offer, has not been satisfied by the Exchange Offer's expiration date, as it may be extended:

  - to commence chapter 11 cases within seven (7) calendar days after the conclusion of the solicitation of acceptances of the Prepackaged Plan;

  - to obtain, in accordance with the terms of the Support Agreement, the approval of a disclosure statement and the confirmation of the Prepackaged Plan from the Bankruptcy Court not later than 5:00 pm Eastern time on the date that is thirty (30) calendar days after the commencement of the chapter 11 cases, subject to the schedule of the Bankruptcy Court; and

  - to consummate the Prepackaged Plan not later than 5:00 pm Eastern time on the date that is eleven (11) calendar days after the date on which the Prepackaged Plan is confirmed by the Bankruptcy Court;

- not to withdraw or revoke the Exchange Offer or the Prepackaged Plan or publicly announce the Company's intention not to pursue the Restructuring;

- not to propose, support, assist, engage in negotiations in connection with or participate in the formulation of, any restructuring or reorganization of the Company other than the Restructuring prior to the consummation of the Restructuring;

- to pay for certain fees and expenses of the legal and financial advisors for the ad hoc committee of certain Consenting Holders;

- to limit the Company's ability to take certain actions, including issuing securities, hiring additional employees, making capital expenditures and incurring indebtedness prior to the consummation of the Restructuring;

- to have certain amounts of cash on hand when the Restructuring is consummated;

- with respect to the Credit Agreement, by and among the Company, Morris Communications Company, LLC, the lenders party thereto and Tranche Manager, LLC, as administrative agent,

  - that the aggregate outstanding balance on the Tranche A term loan will not exceed $19,700,000 at any time, and that the aggregate outstanding balance of the Tranche B term loan will not exceed $6,800,000 (plus accrued paid-in-kind interest) at any time;

  - that the Tranche A term loan will not be held by an affiliate of the Company at any time;

- not to make certain amendments to the Credit Agreement; and

- on or prior to one hundred fifty (150) days from the consummation of the Restructuring, to refinance the Tranche A term loan, and that the Company may, at its option, refinance the Tranche B term loan, in each case with a term loan and/or revolver that is provided by an unaffiliated commercial bank and not by an affiliate of the Company and that complies with certain terms and conditions outlined in the Support Agreement. If the Tranche B term loan is not refinanced on or prior to one hundred fifty (150) days from the consummation of the Restructuring, the Tranche B term loan will mature four and one half years from the date the New Notes are issued and will only be capable of amortization or repayment on a pro rata basis with the New Notes;

· if the minimum tender condition, which requires at least 99% of the aggregate principal amount of the outstanding Old Notes have been validly tendered and not withdrawn in the Exchange Offer, has been satisfied, to consummate the Exchange Offer within three (3) business days after the expiration date of the Exchange Offer, as it may be extended;

· to allow holders of the New Notes to appoint a non-voting observer to each of the Company's board of directors so long as any New Notes remain outstanding;

· to make certain amendments to the Company's tax consolidation agreement within fifteen (15) business days of commencing the Exchange Offer;

· to make certain amendments to the Company's management and services agreement that will become effective upon the consummation of the Restructuring; and

· to enter into deposit account control agreements to perfect the security interest granted under the New Notes with respect to each deposit account that is or will be in place for the benefit of the Company's lenders under the Credit Agreement on or prior to the consummation of the Restructuring.

Pursuant to the Support Agreement, the Company may enter into a first-lien secured working capital facility (the "Working Capital Facility") with an aggregate maximum principal amount not to exceed $10,000,000, provided that any Working Capital Facility permits (1) the payment of interest on the New Notes at all times (other than when an event of default under the Working Capital Facility shall have occurred and be continuing), and (2) the amortization of the New Notes when there is no outstanding balance on the Working Capital Facility. As a condition to obtaining the Working Capital Facility, the Company is required to use available cash to amortize the Tranche A term loan (or the refinanced debt, if applicable).

Subject to earlier termination, the Support Agreement will automatically terminate upon the earlier of the consummation of the Restructuring and September 30, 2010.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
10.1	Restructuring Support Agreement, dated as of October 30, 2009, among, Morris Publishing Group, LLC, Morris Publishing Finance Co., the subsidiaries of Morris Publishing Group, LLC signatory thereto and the holders of the 7% Senior Subordinated Notes due 2013 signatory thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 5, 2009**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Restructuring Support Agreement, dated as of October 30, 2009, by and among Morris Publishing Group, LLC, Morris Publishing Finance Co., the subsidiaries of Morris Publishing Group, LLC signatory thereto and the holders of the 7% Senior Subordinated Notes due 2013 signatory thereto.

RESTRUCTURING SUPPORT AGREEMENT

This **RESTRUCTURING SUPPORT AGREEMENT** (together with any amendments, exhibits and schedules hereto, this "Agreement"), dated as of October 30, 2009, is entered into by and among Morris Publishing Group, LLC ("MPG"), Morris Publishing Finance Co. ("MPF", and together with MPG, the "Issuers"), the subsidiaries of MPG signatory hereto (the "Guarantors", and together with the Issuers, the "Company"), and the holders of (or authorized investment advisors or managers of discretionary accounts that hold) the 7% Senior Subordinated Notes due 2013 (the "Notes") signatory hereto (together with their respective successors and permitted assigns, the "Consenting Holders" and each, a "Consenting Holder"). The Company, each Consenting Holder and any subsequent person or entity that becomes a party hereto in accordance with the terms hereof are referred herein as the "Parties" and individually as a "Party".

PRELIMINARY STATEMENTS

WHEREAS, as of the date hereof, the Consenting Holders hold, in the aggregate, approximately 72% of the aggregate principal amount of the Notes outstanding issued by the Issuers pursuant to that certain Indenture (as amended, modified or supplemented prior to the date hereof, and together with all exhibits thereto, the "Existing Indenture"), dated as of August 7, 2003, by and among the Issuers, the Guarantors and Wachovia Bank, N.A., as Trustee (including successor trustees, the "Indenture Trustee");

WHEREAS, the Company and the Consenting Holders have agreed to implement a restructuring and reorganization of the Company as set forth in that certain Restructuring Term Sheet, dated as of September 23, 2009, as amended by that certain Amendment to Restructuring Term Sheet, dated as of October 15, 2009, each as attached hereto as Exhibit A (as may be further amended, modified or supplemented, the "Restructuring Term Sheet"). This Agreement and the Restructuring Term Sheet are the product of arm's length good faith discussions between the Company and members of an ad hoc committee of certain holders of the Notes (the "Ad Hoc Committee"), each of whose members are among the initial Consenting Holders;

WHEREAS, the Company has agreed to implement the restructuring transactions contemplated by the Restructuring Term Sheet (the "Restructuring Transactions") through either (i) an out-of-court exchange offer (the "Exchange Offer") of $278,478,000 in principal amount of Notes for $100,000,000 in principal amount of new senior secured notes (the "New Notes") or (ii) a pre-packaged plan of reorganization (the "Conforming Plan") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the "Bankruptcy Code"), which in either case shall be consistent in all material respects with the terms of the Restructuring Term Sheet;

WHEREAS, the Company has agreed to commence the Exchange Offer and concurrently solicit from the holders of the Notes: (i) consents for certain amendments to the Existing Indenture and (ii) votes (on behalf of their claims against the Company) to accept the Conforming Plan (collectively, the "Solicitation") on or before the Commencement Date (as defined below), or such later date as agreed to by the Ad Hoc Committee and the Company, and if the Company does not receive the Requisite Tender (as defined below) in response to the

Exchange Offer on or prior to the expiration of the Solicitation (which shall be open for twenty (20) Business Days or longer, as agreed to by the Parties), the Company shall file the Conforming Plan, within seven (7) days of the conclusion of the Solicitation, as part of voluntary reorganization cases under chapter 11 of the Bankruptcy Code (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Georgia (the "Bankruptcy Court") to be jointly administered; and

WHEREAS, the Parties acknowledge that, as part of the Restructuring Transactions, the Company has consummated the Senior Refinancing Transaction according to the terms of the Restructuring Term Sheet and pursuant to the Ad Hoc Committee's consent, and MCC and MPG Revolver Holdings, LLC ("MPG Revolver") have deposited the Remaining Senior Debt Balance of the Company into third-party escrow accounts, pursuant to the Escrow Agreement dated as of October 15, 2009 among MPG, MCC, the Ad Hoc Committee, MPG Newspaper Holding, LLC, MPG Revolver and Computershare Trust Company, N.A., as escrow agent (the "Escrow Agreement").

NOW, THEREFORE, in consideration of the promises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1. Restructuring. The Restructuring Term Sheet is expressly incorporated herein and made part of this Agreement. The Restructuring Term Sheet sets forth the material terms and conditions of the Restructuring Transactions and is supplemented by the terms and conditions of this Agreement. In the event of any inconsistency between the Restructuring Term Sheet and this Agreement, this Agreement shall control. In the event of any inconsistency between the Conforming Plan and this Agreement, the Conforming Plan, as confirmed, shall control.

Section 2. Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a) "Ad Hoc Committee" shall have the meaning given to such term in the preliminary statements above.

(b) "Ad Hoc Committee Advisors" shall have the meaning given to such term in Section 4(f)(vii) hereof.

(c) "Affiliate" means, with respect to any Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

(d) "Agreement" shall have the meaning given to such term in the preliminary statements above.

(e) "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City, New York or Atlanta, Georgia are authorized by law, regulation or executive order to remain closed.

(f) "Commencement Date" means the date of commencement of the Exchange Offer.

(g) "Company" shall have the meaning given to such term in the preliminary statements above.

(h) "Confirmation Date" shall have the meaning given to such term in Section 4(f)(ii)(B) hereof.

(i) "Conforming Plan" shall have the meaning given to such term in the preliminary statements above.

(j) "Consenting Holder" shall have the meaning given to such term in the preliminary statements above.

(k) "Consenting Holders' Termination Event" shall have the meaning given to such term in Section 5(a) hereof.

(l) "Credit Agreement" means that certain Amended and Restated Credit Agreement, dated as of October 15, 2009 (together with any amendments, exhibits and schedules thereto, and as may be amended, modified and supplemented from time to time), by and among the Company, MCC, the lenders party thereto and Tranche Manager, LLC, as administrative agent.

(m) "Definitive Documents" means the agreements, instruments or filings implementing, effecting or relating to (i) the Exchange Offer and (ii) the Conforming Plan, including any "first day" pleadings, an offering memorandum/disclosure statement in connection with the Conforming Plan (the "Disclosure Statement"), the order of the Bankruptcy Court confirming the Conforming Plan, and definitive documentation relating to the Company's debtor-in-possession financing (if applicable), use of cash collateral, any exit financing, charter, bylaws and other corporate or organizational documents (including as contemplated by Section 4(h) and Section 4(j) hereof), shareholder related agreements, or other related documents, which shall contain terms and conditions consistent in all material respects with the Restructuring Term Sheet and otherwise shall be reasonably satisfactory in all respects to the Company and the Requisite Noteholders, in accordance with Section 7 hereof.

(n) "Downstream Affiliate" means, with respect to any Party, any Affiliate of such Party 10% or more of whose outstanding voting securities are directly or indirectly owned or held with power to vote, by such Party.

(o) "Effective Date" shall have the meaning given to such term in Section 11 hereof.

(p) "Exchange Offer" shall have the meaning given to such term in the preliminary statements above.

(q) "Existing Indenture" shall have the meaning given to such term in the preliminary statements above.

(r) "Existing Senior Indebtedness" means the existing first lien senior indebtedness of the Company governed by the Credit Agreement.

(s) "Filing Date" shall have the meaning given to such term in Section 4(f)(ii)(A) hereof.

(t) "Forbearance Agreement" means the Forbearance Agreement dated as of February 26, 2009 (as amended), by and among the Company and the holders of the Notes party thereto.

(u) "Indenture" means the indenture pursuant to which the New Notes will be issued that will be based in part upon the Existing Indenture.

(v) "Indenture Trustee" shall have the meaning given to such term in the preliminary statements above.

(w) "Material Adverse Effect" means a material adverse effect on (i) the consolidated financial condition, property, operations, business or prospects of the Company taken as a whole, (ii) the ability of the Company to perform its obligations under any of the Definitive Documents, (iii) the validity or enforceability of any of the Definitive Documents, or (iv) the rights and remedies of the Consenting Holders under any of the Definitive Documents.

(x) "MCC" shall have the meaning given to such term in Section 4(i) hereof.

(y) "New Note Maturity Date" means the date that is four (4) years and six (6) months from the date of issuance of the New Notes.

(z) "New Notes" shall have the meaning given to such term in the preliminary statements above.

(aa) "Notes" shall have the meaning given to such term in the preliminary statements above.

(bb) "Party" shall have the meaning given to such term in the preliminary statements above.

(cc) "Person" means an individual, partnership, limited liability company, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

(dd) "Refinanced Debt" shall have the meaning given to such term in Section 4(c) hereof.

(ee) "Remaining Senior Debt Balance" means the full amount of Existing Senior Indebtedness that is outstanding after consummation of the Senior Refinancing Transaction other than the Tranche A Term Loan and the Tranche B Term Loan.

(ff) "Requisite Tender" means tender of Notes from holders representing 99% in aggregate principal amount outstanding of the Notes.

(gg) "Requisite Noteholders" means Consenting Holders holding at least 50% in aggregate principal amount outstanding of the Notes held by the Consenting Holders in the aggregate.

(hh) "Restructuring Effective Date" means either: (i) the effective date of the Exchange Offer if the Requisite Tender is obtained, or (ii) the effective date of the Conforming Plan.

(ii) "Restructuring Support Period" means the period commencing on the Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 5 hereof.

(jj) "Restructuring Term Sheet" shall have the meaning given to such term in the preliminary statements above.

(kk) "Restructuring Transactions" shall have the meaning given to such term in the preliminary statements above.

(ll) "Senior Debt Refinancing Documentation" shall have the meaning given to such term in the Restructuring Term Sheet.

(mm) "Senior Indebtedness Cap Amount" means, as of any date of determination, (i) the aggregate principal amount of the Tranche A Term Loan on October 15, 2009, *less* (ii) all payments of principal on the Tranche A Term Loan made prior to such date of determination, *plus* (iii) the aggregate principal amount of the Tranche B Term Loan on October 15, 2009, *plus* (iv) all paid-in-kind interest on the Tranche B Loan, which paid-in-kind interest has accrued or been added to the principal thereof, as applicable, prior to such date of determination; provided, however, this term Senior Indebtedness Cap Amount shall not include amounts described under clauses (iii) and (iv) above, unless and only to the extent that the Tranche B Term Loan is refinanced in connection with and as a part of the refinancing of the Tranche A Term Loan.

(nn) "Senior Refinancing Transaction" shall have the meaning given to such term in the Restructuring Term Sheet.

(oo) "Solicitation" shall have the meaning given to such term in the preliminary statements above.

(pp) "Stroock" means Stroock & Stroock & Lavan LLP in its capacity as counsel to the Ad Hoc Committee.

(qq) "Tranche A Term Loan" shall have the meaning given to such term in the Credit Agreement as in effect on the date hereof.

(rr) "Tranche B Term Loan" shall have the meaning given to such term in the Credit Agreement as in effect on the date hereof.

(ss) "Working Capital Balance" means a balance of cash and cash equivalents at any financial institution for which a valid control agreement with respect to the Existing Senior Indebtedness is in place or at a financial institution acceptable to both the Company and the Requisite Noteholders or Stroock.

(tt) "Working Capital Facility" means a first lien, senior secured working capital revolving credit facility with an aggregate maximum principal amount not to exceed $10,000,000.

Section 3. <u>Agreements of the Consenting Holders.</u>

(a) <u>Affirmative Covenants</u>. Subject to the conditions contained in <u>Section 3(b)</u> and <u>Section 3(d)</u> hereof, each Consenting Holder agrees that, for the duration of the Restructuring Support Period, such Consenting Holder shall and shall cause such Consenting Holders' Downstream Affiliates to:

(i) timely and validly tender or cause to be tendered in the Exchange Offer all Notes (A) held by such Consenting Holder on the Commencement Date, and (B) acquired by such Consenting Holder after the Commencement Date promptly, in each case free and clear of any encumbrances or restrictions, and including any Notes held by an entity for which such Consenting Holder acts as the investment advisor or manager, and such Consenting Holder shall not withdraw or revoke any such tender unless and until this Agreement is terminated in accordance with <u>Section 5</u>;

(ii) provide its consent in favor of the amendment to the Existing Indenture in the form of <u>Exhibit B</u> as attached hereto;

(iii) with respect to any Solicitation of votes to accept the Conforming Plan, support and timely vote or cause to be voted its claims against the Company arising under the Notes to accept the Conforming Plan, including by delivering its duly executed and completed ballot accepting such Conforming Plan on a timely basis during the Solicitation, subject to the receipt by such Consenting Holder of the Disclosure Statement and other solicitation materials in respect of the Conforming Plan that are subsequently approved by the Bankruptcy Court as complying with section 1126(b) of the Bankruptcy Code; <u>provided</u>, <u>however</u>, that such vote may, upon written notice to the Company and the other Parties, be revoked, subject to the terms of any order of the Bankruptcy Court, (and, upon such revocation, deemed void *ab initio*) by any Consenting Holder at any time following the expiration of the Restructuring Support Period;

(iv) timely vote against or cause to be voted against and not consent to, or otherwise directly or indirectly support, solicit, assist, encourage or participate in the

(v) formulation of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Restructuring Transactions;

(vi) if the Chapter 11 Cases are filed, not directly or indirectly seek, solicit, support or encourage the termination or modification of the exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action, including but not limited to initiating any legal proceedings or enforcing rights as a holder of the Notes, that could prevent, interfere with, delay or impede the implementation or consummation of the Restructuring Transactions as contemplated by the Restructuring Term Sheet and the Conforming Plan; and

(vii) not take any action that is inconsistent with, or that would delay consummation or confirmation of, the Exchange Offer or the Conforming Plan.

(b) Certain Conditions. The obligations of each Consenting Holder set forth in Section 3(a) hereof are subject to the following conditions:

(i) this Agreement shall have become effective in accordance with the provisions of Section 11;

(ii) this Agreement shall not have terminated in accordance with the provisions of Section 5 hereof; and

(iii) prior to filing, the Conforming Plan and all Definitive Documents shall be consistent in all material respects with the Restructuring Term Sheet and otherwise shall be reasonably satisfactory in all respects to the Requisite Noteholders.

(c) Rights of Consenting Holders Unaffected. Nothing contained herein shall limit (i) (A) the ability of a Consenting Holder to consult with other Consenting Holders or the Company or (B) the rights of a Consenting Holder under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including, without limitation, appearing as a party in interest in any matter to be adjudicated in order to be heard concerning any matter arising in the Chapter 11 Cases, in each case, so long as such consultation or appearance is not inconsistent with the Consenting Holder's obligations hereunder or under the terms of the Restructuring Term Sheet and is not for the purpose of hindering, delaying or preventing the consummation of the Restructuring Transactions; (ii) the ability of a Consenting Holder to sell or enter into any transactions in connection with the Notes or any other claims against or interests in the Company, subject to Section 3(d) and Section 3(e) hereof; or (iii) the rights of any Consenting Holder under the Existing Indenture or constitute a waiver or amendment of any provision of the Existing Indenture, subject to Section 3(a) and Section 25 hereof.

(d) Transfers. Each Consenting Holder agrees that, for the duration of the Restructuring Support Period, such Consenting Holder shall not sell, transfer, loan, hypothecate, assign or otherwise dispose of (including by participation), in whole or in part, any of the Notes or any option thereon or any right or interest therein (including the grant of any proxies or the deposit of any Notes into a voting trust or entry into a voting agreement with respect to any such Notes), unless the transferee thereof either (i) is a Consenting Holder or (ii) prior to such transfer, agrees in writing for the benefit of the Parties to become a Consenting Holder and to be bound by

(e) all of the terms of this Agreement applicable to Consenting Holders by executing the Joinder attached hereto as Exhibit C (the "Joinder Agreement"), and delivering an executed copy thereof, within three (3) Business Days of such execution, to the Company and its advisors as set forth in Section 20 below, and to Stroock, as counsel to the Ad Hoc Committee, in which event (A) the transferee shall be deemed to be a Consenting Holder hereunder to the extent of such transferred rights and obligations and (B) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations. Each Consenting Holder agrees that any sale, transfer or assignment of any Notes that does not comply with the terms and procedures set forth herein shall be deemed void *ab initio,* and the Company and each other Consenting Holder shall have the right to enforce the voiding of such sale, transfer or assignment. Notwithstanding anything contained herein to the contrary, during the Restructuring Support Period, a Consenting Holder may offer, sell or otherwise transfer any or all of its Notes to any entity that, as of the Effective Date was, and as of the date of transfer continues to be, an Affiliate of the Consenting Holder and is (or executes a Joinder Agreement under which such entity agrees to become) a Party to this Agreement. Notwithstanding anything contained herein to the contrary, during the Restructuring Support Period, a Party may offer, sell or otherwise transfer any or all of its holdings of Notes to an entity that, as of the date of transfer, is an Affiliate of a Consenting Holder that is a Party to this Agreement; provided, however, that such entity automatically shall be subject to the terms of this Agreement and deemed a Party hereto and shall execute a Joinder Agreement hereto.

(f) Additional Claims or Equity Interests. To the extent any Party who is a Consenting Holder (i) acquires additional Notes, (ii) holds or acquires any other claims against the Company or (iii) holds or acquires any equity interests in the Company, each such Consenting Holder agrees that such Notes or other claims or equity interests shall be subject to this Agreement and that, for the duration of the Restructuring Support Period, it shall vote (or cause to be voted) any such additional Notes or other claims or equity interests entitled to vote on the Conforming Plan (in each case, to the extent still held by it or on its behalf at the time of such vote) in a manner consistent with Section 3(a) hereof.

Section 4. Agreements of the Company.

(a) Cash on Hand. On the Restructuring Effective Date, the Company shall have at least (x) $15,700,000 of cash on hand less the following amounts paid or accrued after September 23, 2009: (i) professional fees, (ii) non-recurring restructuring charges, including those fees, expenses and charges incurred directly as a result of the Senior Refinancing Transaction, the Restructuring Transactions or this Agreement or related to the indebtedness or capital structure of the Company, and all negotiations and transactions directly related thereto, and (iii) any prepayments or prepayment premiums on the Existing Senior Indebtedness or Refinanced Debt (the "Initial Cash On Hand") in excess of (y) $5,000,000.

(b) Remaining Debt. The aggregate outstanding balance of the Tranche A Term Loan shall not exceed $19,700,000 at any time. The aggregate outstanding balance of the Tranche B Term Loan shall not exceed $6,800,000 (plus accrued paid-in-kind interest) at any time. The Tranche A Term Loan shall not be held by an Affiliate of the Company at any time. The Credit Agreement may not be amended to the extent such amendment would: (i) increase

(c) the aggregate principal amount of the loans then outstanding under the Credit Agreement (other than any amendment which has effect of capitalizing interest or fees accruing under the Credit Agreement by adding such amounts to the principal amount thereunder), (ii) increase the "Tranche A Fixed Rate" or the "Tranche B Fixed Rate" (in each case, as defined in the Credit Agreement as in effect on the date hereof) or any other applicable rate of interest, in each case, as in effect on the date hereof, (iii) amend or modify the requirement that interest on the Tranche B Term Loans be PIK Interest (as defined in the Credit Agreement as in effect on the date hereof), (iv) amend or modify Section 2.10(c) of the Credit Agreement in a manner that increases the default interest rate with respect to the Tranche B Term Loan, (v) amend or modify the definition of Tranche B/C Event of Default (as such term is defined in the Credit Agreement as in effect on the date hereof), (vi) amend or modify the Loan Documents (as defined in the Credit Agreement as in effect on the date hereof) in a manner that confers additional material rights or remedies in favor of the Tranche B Lenders (as defined in the Credit Agreement as in effect on the date hereof); provided, however, that the following amendments and modifications shall not violate this clause (vi): (A) amendments and modifications to representations and warranties or covenants (including related definitions), that (x) are not more restrictive or burdensome to the Company, or (y) if more restrictive or burdensome to the Company, do not relate to a provision that, if breached, would constitute a "Tranche B/C Event of Default", (B) amendments and modifications to events of default under the Credit Agreement that do not change the definition of "Tranche B/C Event of Default", (C) amendments and modifications that are incorporated pursuant to the requirements of Section 6.15 of the Credit Agreement as in effect on the date hereof, and (D) amendments and modifications to cure any ambiguity, defect or inconsistency of a technical nature (in each case, whether or not favorable to the Tranche B Lenders) in the Loan Documents, or (vii) amend or modify Section 2.09(a) of the Credit Agreement as in effect on the date hereof to increase the obligations of the Company thereunder, or amend or modify the definition of "Borrower Fee Cap" (as defined in the Credit Agreement as in effect on the date hereof).

(d) <u>Refinancing of Tranche A Term Loan and Tranche B Term Loan</u>. On or prior to one hundred fifty (150) days after the Restructuring Effective Date, the Company shall refinance the Tranche A Term Loan and may, at the Company's option, refinance the Tranche B Term Loan, in either case with a term loan and/or revolver provided solely by an unaffiliated commercial bank and not by an Affiliate of the Company (collectively, the "<u>Refinanced Debt</u>"). Notwithstanding anything to the contrary contained herein or in the Credit Agreement, the Refinanced Debt shall have no prepayment penalties and shall permit (in either case other than when an event of default under the Refinanced Debt or Working Capital Facility shall have occurred and be continuing): (i) cash interest payments on the New Notes at all times and (ii) amortization payments when there is no outstanding balance on the Refinanced Debt or Working Capital Facility. To the extent that the Tranche B Term Loan is not refinanced on or prior to one hundred fifty (150) days of the Restructuring Effective Date, the Tranche B Term Loan shall mature on the New Note Maturity Date and shall only be capable of amortization or repayment on a *pro rata* basis with the New Notes. Upon the amortization or refinancing of all or any portion of the Tranche B Term Loan, including any accrued interest, such amortized or refinanced balance shall no longer be available for borrowing under the Tranche B Term Loan. There shall be no amortization of the Tranche B Term Loan during the Restructuring Support Period, except with respect to a refinancing. Any agreement relating to the Refinanced Debt, including the Credit Agreement if the Credit Agreement is amended, restated, supplemented or

(e) otherwise modified in connection with the Refinanced Debt, shall not contain any provision to the extent such provision, either individually or when taken together with other provision(s) in such agreement, would have the effect of, as compared to the related provision(s) contained in the Credit Agreement as in effect on the date hereof: (A) resulting in the aggregate principal amount of Refinanced Debt exceeding the Senior Indebtedness Cap Amount (other than any provision which would have the effect of capitalizing interest or fees accruing by adding such amounts to the principal amount thereunder), (B) increasing the "Tranche A Fixed Rate" or the "Tranche B Fixed Rate" or any other applicable rate of interest, (C) amending or modifying the requirement that interest on the Tranche B Term Loans be PIK Interest, (D) amending or modifying Section 2.10(c) of the Credit Agreement as in effect on the date hereof in a manner increases the default interest rate with respect to the Tranche B Term Loan, or (E) amending or modifying the definition of Tranche B/C Event of Default. Such Refinanced Debt shall be subject to an Intercreditor Agreement substantially in the form attached hereto as Exhibit D, with any changes to such Intercreditor Agreement to be agreed upon between the Company and the Requisite Noteholders.

(f) Working Capital Facility. The Company may enter into a Working Capital Facility. The Working Capital Facility shall permit: (i) the payment of interest on the New Notes at all times (other than when an event of default under the Working Capital Facility shall have occurred and be continuing), and (ii) the amortization of the New Notes when there is no outstanding balance on the Working Capital Facility. As a condition to obtaining the Working Capital Facility, the Company shall be required to first use the entire amount available of the Working Capital Balance to amortize the Tranche A Term Loan or Refinanced Debt, as applicable.

(g) Exchange Offer. The Company shall commence the Solicitation on or prior to November 6, 2009, unless otherwise extended by the Requisite Noteholders. If the Company receives the Requisite Tender in response to the Exchange Offer at the conclusion of the Solicitation, the Company shall consummate the Exchange Offer within three (3) Business Days thereafter.

(h) Affirmative Covenants. The Company agrees that, as of the date hereof through the Restructuring Effective Date so long as this Agreement has not been terminated in accordance with its terms, unless (x) otherwise expressly permitted or required by this Agreement, or (y) otherwise consented to in writing by the Requisite Noteholders (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its direct and indirect subsidiaries to, directly or indirectly, do the following:

(i) complete the preparation, as soon as practicable after the date hereof, of each of the Exchange Offer, the Conforming Plan, the Disclosure Statement and the other Definitive Documents, which documents shall contain terms and conditions consistent in all material respects with the Restructuring Term Sheet and otherwise shall be reasonably acceptable to the Requisite Noteholders and the Company, and distribute such documents and afford reasonable opportunity of comment and review to the respective legal and financial advisors for the Consenting Holders in advance of any filing thereof;

(ii) if the Company does not receive the Requisite Tender in response to the Solicitation of the Exchange Offer (as extended for an additional five (5) Business Day period at either the Company's or the Requisite Noteholders' written request), then the Company shall:

(A) commence the Chapter 11 Cases within seven (7) calendar days after the conclusion of the Solicitation (such date, the "Filing Date") and on such date, file the Conforming Plan, the Disclosure Statement and other "first day" pleadings that are reasonably satisfactory to the Requisite Noteholders;

(B) obtain approval of the Disclosure Statement and confirmation of the Conforming Plan not later than 5:00 P.M. Eastern Time on the date (the "Confirmation Date") that is thirty (30) calendar days after the Filing Date, subject to the schedule of the Bankruptcy Court; and

(C) consummate the Conforming Plan not later than 5:00 P.M. Eastern Time on the date that is eleven (11) calendar days after the Confirmation Date;

(iii) whenever practicable, provide draft copies of all motions or applications and other documents the Company intends to file with the Bankruptcy Court in connection with the Chapter 11 Cases to counsel for the Ad Hoc Committee at least four (4) Business Days prior to the date the Company intends to file any such document and consult in advance in good faith with counsel to the Ad Hoc Committee regarding the form and substance of any such proposed filing with the Bankruptcy Court;

(iv) maintain their good standing under the laws of the state or other jurisdiction in which they are incorporated or organized;

(v) timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order (A) directing the appointment of an examiner with expanded powers or a trustee, (B) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, or (C) dismissing the Chapter 11 Cases;

(vi) timely file a formal objection to any motion filed with the Bankruptcy Court by a third party seeking the entry of an order modifying or terminating the Company's exclusive right to file and/or solicit acceptances of a plan of reorganization;

(vii) subject to appropriate confidentiality agreements, provide to each of Stroock, as counsel to the Ad Hoc Committee, and FTI Consulting, Inc. (such advisors taken together, the "Ad Hoc Committee Advisors"), without any material disruption to the conduct of the Company's business (A) reasonable access during normal business hours to the Company's books, records and facilities, (B) reasonable access to the respective management and advisors of the Company for the purposes of evaluating the Company's business plans and participating in the planning process with respect to the Restructuring Transactions, (C) timely and reasonable responses to all reasonable diligence requests, and (D) information with respect to all executory contracts and unexpired leases of the Company for the purposes of concluding, in consultation with the Company and its advisors, which executory contracts and unexpired leases the Company intends to assume, assume and assign, or reject, in the Chapter 11 Cases;

(viii) to the extent permitted by the Bankruptcy Court, timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of the reasonable fees and expenses of the Ad Hoc Committee Advisors in connection with the Restructuring Transactions, and (A) on the date that is at least one (1) day prior to the Commencement Date, the Company shall pay to each of the Ad Hoc Committee Advisors all reasonable amounts then due and outstanding as provided in the respective invoices supplied to the Company by the Ad Hoc Committee Advisors containing a summary of hours and services provided, (B) on the date that is at least one (1) day prior to the Filing Date, the Company shall pay to Stroock (i) all reasonable amounts then due and outstanding as provided in an invoice supplied to the Company containing a summary of hours and services provided and (ii) a retainer in the amount of $300,000, any unused portion of which shall be refunded to the Company within forty-five (45) days after the earlier to occur of (x) the effective date of the Plan or (y) termination of this Agreement; (C) on the date that is at least one (1) day prior to the Filing Date, the Company shall pay to FTI (i) all reasonable amounts then due and outstanding as provided in an invoice supplied to the Company containing a summary of hours and services provided and (ii) a retainer in the amount of $50,000, any unused portion of which shall be refunded to the Company within forty-five (45) days after the earlier to occur of (x) the effective date of the Plan or (y) termination of this Agreement; and (D) to the extent the reasonable fees and expenses of Stroock and FTI exceed their respective retainers as of the date of confirmation of the Conforming Plan, the terms of the Conforming Plan shall provide that the Company will pay Stroock and FTI their outstanding fees and expenses pursuant to section 1129(a)(4) of the Bankruptcy Code or otherwise;

(ix) notify the Ad Hoc Committee Advisors subject to appropriate confidentiality agreements of any governmental or third party complaints, litigations, investigations or hearings (or communications indicating that the same may be contemplated or threatened), in any such case which could reasonably be anticipated to have a Material Adverse Effect;

(x) prior to the filing of the Chapter 11 Cases, take all actions contemplated to be taken prior to the filing of the Chapter 11 Cases by the Restructuring Term Sheet; and

(xi) furnish to the Ad Hoc Committee Advisors subject to appropriate confidentiality agreements prompt written notice upon the occurrence (and in no event later than two (2) Business Days after such occurrence) of (A) an event, change, effect, occurrence, development, circumstance or change of fact occurs that has or would reasonably be expected to have a Material Adverse Effect or that materially impairs the ability of the Company to perform its obligations under this Agreement or have a material adverse effect on, or prevent or materially delay the consummation of, the Restructuring Transactions, or (B) any breach (or any event that with notice or passage of time, or both, would constitute a breach) of any of the Definitive Documents.

(i) Negative Covenants. The Company agrees that, as of the date hereof through the Restructuring Effective Date so long as this Agreement has not been terminated in accordance with its terms, unless (x) otherwise expressly permitted or required by this Agreement or the Restructuring Term Sheet or (y) otherwise consented to in writing by the

(j) Requisite Noteholders or Stroock, as counsel for the Ad Hoc Committee (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall cause each of its direct and indirect subsidiaries not to, directly or indirectly, do or permit to occur any of the following:

(i) propose, support, assist, engage in negotiations in connection with or participate in the formulation of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Restructuring Transactions;

(ii) modify the Exchange Offer or the Conforming Plan, in whole or in part, in a manner that is not consistent in any material respect with this Agreement or the Restructuring Term Sheet;

(iii) withdraw or revoke either the Exchange Offer or the Conforming Plan or publicly announce its intention not to pursue the Restructuring Transactions;

(iv) file (A) any motion or pleading or other Definitive Document with the Bankruptcy Court (including any modifications or amendments thereof), or (B) any document in connection with the transactions contemplated in the Definitive Documents with the Securities Exchange Commission, that in whole or in part, is not consistent in any material respect with this Agreement, the Restructuring Term Sheet or the Conforming Plan, and is not otherwise reasonably satisfactory in all material respects to the Requisite Noteholders or counsel for the Ad Hoc Committee;

(v) move for an order authorizing or directing the assumption or rejection of an executory contract or unexpired lease other than in accordance with the Restructuring Term Sheet or the Conforming Plan or as approved in writing by the Requisite Noteholders;

(vi) commence an avoidance action or other legal proceeding that challenges the validity, enforceability or priority of either the Notes or the New Notes, or otherwise affects the rights of any Consenting Holder solely in its capacity as a holder of either Notes or New Notes;

(vii) issue, offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares or options, warrants, conversion privileges or rights of any kind to acquire any shares of, any of its equity interests, including, without limitation, capital stock or partnership interests;

(viii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the equity interests of the Company;

(ix) except as provided in Section 4(h), amend or propose to amend its respective certificate or articles of incorporation, bylaws or comparable organizational documents;

(x) split, combine or reclassify any outstanding shares of its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its equity interests;

(xi) redeem, purchase or acquire or offer to acquire any of its equity interests, including, without limitation, capital stock or partnership interests;

(xii) acquire or divest (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) (A) any corporation, partnership, limited liability company, joint venture or other business organization or division or (B) assets of the Company, other than in the ordinary course of business;

(xiii) except for expenditures approved in writing in advance by the Requisite Noteholders in their reasonable discretion, which shall not be unreasonably withheld or delayed, incur capital expenditures in excess of the $1,200,000 amount projected in the 13-week cash flow forecast as of October 19, 2009 provided to Stroock until the earliest to occur of the consummation of the Exchange Offer, the confirmation of the Conforming Plan or January 19, 2010 (which date may be extended by the mutual written consent of the Parties);

(xiv) incur or suffer to exist any indebtedness, except indebtedness existing and outstanding immediately prior to the date hereof, trade payables and liabilities arising and incurred in the ordinary course of business, any refinancing permitted under the Definitive Documents, the Working Capital Facility, and customary permitted indebtedness;

(xv) except in connection with the issuance of the New Notes, any refinancing permitted under the Definitive Documents, the Working Capital Facility or as otherwise specifically contemplated herein, incur any liens or security interests, other than those existing on the date hereof and customary permitted liens;

(xvi) incur any charges, encumbrances or lease obligations other than in the ordinary course of business consistent with past practices;

(xvii) enter into any commitment or agreement with respect to debtor-in-possession financing, cash collateral and/or exit financing other than as necessary to effectuate the Restructuring Transactions set forth in the Restructuring Term Sheet;

(xviii) enter into any collective bargaining agreements or materially increase the benefits under any existing collective bargaining agreements or benefit plans (except as required by law), without the approval of the Bankruptcy Court;

(xix) (A) hire any executive or employee whose total compensation is greater than $200,000, or (B) increase by greater than five percent (5%) the compensation for any executive or employee whose total compensation is greater than $200,000, in each case without the approval of the Bankruptcy Court, if the total aggregate amount by which amounts paid pursuant to actions taken in accordance with subsections (A) or (B) above exceeds $200,000 is equal to or less than $300,000; provided, however, that the restriction set forth in subsection (A) above shall not apply to the hiring of any executive or employee in order to replace an

(xx) existing executive or employee where the new executive or employee's aggregate compensation is equal to or less than that of the replaced executive or employee;

(xxi) settle any claim or pending litigation where the Company's liability exceeds $150,000 per settlement individually, or $500,000 in the aggregate, without the approval of the Bankruptcy Court; or

(xxii) redeem, purchase or acquire or offer to acquire any Notes.

(k) Board Observer. On the Restructuring Effective Date, the Company shall amend its organizational documents in a manner that is in form and substance reasonably satisfactory to the Consenting Holders in order to allow, so long as any New Notes remain outstanding, holders representing a majority in aggregate principal amount outstanding of such New Notes the right to appoint a non-voting observer (the "Observer") to the board of directors of the Company (the "Board"). Such Observer shall be permitted to observe each meeting of each committee of each of the Board and the board of directors (or comparable body) of each material subsidiary of the Company and each committee of such board (or comparable body) of each such subsidiary. Such Observer shall be elected by the holders of the New Notes for successive one (1) year terms, removable only (A) by holders of the New Notes representing a majority in aggregate principal amount outstanding of the New Notes, or (B) by the Company for cause. Such Observer shall receive notice of the times and locations of all meetings in accordance with the procedures in place for delivering notices of such meetings to the members of the Board. Such Observer shall be entitled to reimbursement for reasonable fees and expenses incurred in connection with attending such meetings.

(l) Tax Consolidation Agreement. On or before the date that is fifteen (15) Business Days after the Commencement Date, the Company shall amend the Tax Consolidation Agreement dated as of August 7, 2003 among MPG, Morris Communications Company, LLC ("MCC") and Shivers Trading & Operating Company ("Shivers"), as amended by Amendment No. 1 to Tax Consolidation Agreement dated as of January 28, 2009 among MPG, MCC, Shivers, Questo, Inc. and MPG Newspaper Holding, LLC, and such amendment shall (i) provide that any indebtedness of MPG Newspaper Holding, LLC shall be treated for purposes of the Tax Consolidation Agreement as if it were a direct obligation of the Company and no other Affiliate of the Company, (ii) provide that the trustee under the Indenture shall have an approval right as more fully specified in the Indenture with respect to elections made or positions taken for tax return purposes, and, in the case of subclause (D), actions taken, to the extent those elections, positions or actions taken could reasonably be expected to have any adverse consequence on the New Notes or the Company, related to (A) the exchange of the New Notes for the Notes, (B) the Plan of Reorganization attached as Schedule VIII to that certain Amendment No. 4 and Waiver No. 2 to the Credit Agreement, dated as of January 28, 2009, among the Company, Morris, Shivers, MPG Holding, the guarantors and lenders party there, and JPMorgan Chase Bank, N.A., as administrative agent, (C) the Senior Refinancing Transaction, or (D) the indebtedness of MPG Newspaper Holding, LLC, and (iii) include the following language:

"For the avoidance of doubt, and notwithstanding anything to the contrary contained or implied in this Agreement, the parties

acknowledge and agree that the Company shall not be required to make any payments to MPG Holding, Questo or any other entity whose income is included in a consolidated or combined income or franchise tax return of the Group, and shall be indemnified against the making of any payments to the IRS or other state or local taxing authority, with respect to any tax consequences or liabilities arising from or attributable to either (i) the Plan of Reorganization attached as Schedule VIII to that certain Amendment No. 4 and Waiver No. 2 to the Credit Agreement, dated as of January 28, 2009, among the Company, Morris, Shivers, MPG Holding, the guarantors and lenders party there, and JPMorgan Chase Bank, N.A., as administrative agent, or (ii) the transactions contemplated by that certain term sheet and related diagram attached as Attachment A (and described therein as the 'Senior Refinancing Transaction', the "Senior Refinancing Documentation") to that certain Restructuring Term Sheet dated as of September 23, 2009 (as amended) among the Company and its subsidiaries and certain holders of the Company's 7% Senior Subordinated Notes due 2013 party thereto; provided, however, that in calculating the obligations of the Company under this Agreement, there shall be taken into account the tax consequences and liabilities arising from or attributable to the refinancing or satisfaction of the Company's senior secured debt and the issuance of the new MPG Holding debt as described in the Senior Refinancing Documentation, the issuance of the New Notes in exchange for the Notes (as defined in the Restructuring Support Agreement), and the payment of related fees and expenses, all as provided for in connection with the Senior Refinancing Transaction (as defined in the Restructuring Support Agreement)."

(m) Management and Services Agreement. On or before the date that is fifteen (15) Business Days after the Commencement Date, the Company shall amend the Management and Services Agreement dated as of August 7, 2003 (the "MSA") among MCC, MSTAR Solutions, LLC ("MSTAR") and MPG, as amended by (i) the First Amendment to Management Services Agreement dated August 7, 2003 among MCC, MSTAR and MPG, (ii) the Second Amendment to Management Services Agreement dated as of May 16, 2008 among MCC, MSTAR and MPG, and (iii) the Third Amendment to Management Services Agreement dated as of October 1, 2008 among MCC, MSTAR and MPG, and such amendment shall fix the combined annual payment of the Morris Communications Fee (as defined in the MSA) and the MSTAR Solutions Fee (as defined in the MSA) at actual costs, provided that the combined annual payment of the Morris Communications Fee and the MSTAR Solutions Fee shall not, under any circumstances, exceed $22,000,000 in the aggregate during any given calendar year; provided, however, that the amendment referenced in this section (j) shall not become effective until the Restructuring Effective Date.

(n) Control Agreements. On or before the Restructuring Effective Date, the Company shall have entered into deposit account control agreements among the Company, the

(o) Indenture Trustee, the agent under the Credit Agreement and the relevant financial institution for each deposit account of the Company for which a deposit account control agreement currently is, or will be as contemplated by the Senior Debt Refinancing Documentation, in place for the benefit of the lenders under the Credit Agreement.

(p) <u>Automatic Stay</u>. The Company acknowledges and agrees and shall not dispute that after the commencement of the Chapter 11 Cases (if commenced), the giving of notice of termination by any Party pursuant to this Agreement shall not be a violation of the automatic stay of section 362 of the Bankruptcy Code (and the Company hereby waives, to the greatest extent possible, the applicability of the automatic stay to the giving of such notice).

(q) <u>Representations and Warranties</u>. The Company hereby represents and warrants to the Consenting Holders that as of the date hereof, there have been no changes since October 15, 2009 to any of the following documents: (i) the Credit Agreement, (ii) the Security and Guarantee Agreement (as defined in the Credit Agreement), (iii) the Transfer Documents (as defined in the Credit Agreement), or (iv) the Pledge Agreement (as defined in the Credit Agreement).

Section 5. <u>Termination of Agreement</u>.

(a) <u>Consenting Holders' Termination Events</u>. This Agreement may be terminated by written notice of termination by the Requisite Noteholders, delivered in accordance with <u>Section 20</u> hereof, upon the occurrence of, and during the continuation of, any of the following events (each, a "<u>Consenting Holders' Termination Event</u>"):

(i) a material breach by the Company of any of its obligations under any of the Definitive Documents;

(ii) a material breach by the Company of any of the provisions of <u>Sections 4(a)-(l)</u> of this Agreement;

(iii) any representation made by the Company in this Agreement proves to have been materially incorrect on the date hereof, the date when such representation was made or on the Effective Date, which breach remains uncured for a period of three (3) Business Days after delivery to the Consenting Holders, or receipt by the Company from the Consenting Holders, in either case, of written notice of such breach;

(iv) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Restructuring Transactions, <u>provided</u>, <u>however</u>, that it shall not be deemed a material portion for purposes of this subsection if the Exchange Offer is enjoined and the Conforming Plan has not been enjoined;

(v) any event, change, effect, occurrence, development, circumstance or change of fact occurs that has or would reasonably be expected to have a Material Adverse Effect or that materially impairs the ability of the Company to perform its obligations under this Agreement, which breach remains uncured for a period of three (3) Business Days after delivery

(vi) to the Consenting Holders, or receipt by the Company from the Consenting Holders, in either case, of written notice of such breach;

(vii) the Bankruptcy Court enters an order that grants relief that is materially inconsistent with this Agreement, the Restructuring Term Sheet or the Conforming Plan in any respect;

(viii) the Bankruptcy Court enters an order modifying or terminating the Company's exclusive right to file and/or solicit acceptances of a plan of reorganization;

(ix) the Bankruptcy Court grants relief terminating, annulling or modifying the automatic stay (as set forth in section 362 of the Bankruptcy Code) permitting the taking of any assets of the Company having an aggregate fair market value in excess of $500,000, except as covered by insurance; provided, however, that the aggregate liability to the Company after giving effect to any insurance proceeds shall not exceed $500,000;

(x) the commencement of an avoidance action or other legal proceeding by the Company or any other party with standing to bring such action (a "Proceeding") that seeks to challenge the validity, enforceability or priority of the Notes or the New Notes, or otherwise materially affects the rights and remedies of any Consenting Holder solely in such Consenting Holder's capacity as a holder of Notes or New Notes, which Proceeding is not stayed or dismissed within three (3) Business Days of the receipt by the Company of written notice of such Proceeding;

(xi) the termination of, or occurrence of an event of default (as defined in the applicable agreement) under any commitment or agreement to provide post-petition debtor-in-possession financing or exit financing to the Company to the extent permitted hereunder, which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the commitment or agreement governing such facility;

(xii) the termination of, or occurrence of an event of default (as defined in the applicable order or agreement) under, any order or agreement permitting the use of cash collateral to the extent permitted hereunder which shall not have been cured within any applicable grace periods or waived pursuant to the terms of such order or agreement;

(xiii) the Bankruptcy Court having entered an order (A) directing the appointment of an examiner with expanded powers or a trustee, (B) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, or (C) dismissing the Chapter 11 Cases;

(xiv) a material deviation in amount or type from the liabilities previously disclosed in writing to the Ad Hoc Committee or to the Ad Hoc Committee Advisors, including liabilities disclosed in the due diligence materials provided to the Ad Hoc Committee Advisors prior to the commencement of the Chapter 11 Cases; or

(xv) the failure to satisfy any of the conditions to effectiveness set forth in the Conforming Plan after the Confirmation Date.

(xvi) Company Termination Events. The Company may terminate this Agreement as to all Parties upon three (3) Business Days prior written notice, delivered in accordance with Section 20 hereof, upon the occurrence of any of the following events:

(xvii) the breach by one or more Consenting Holders of any of the representations, warranties or covenants of such Consenting Holder(s) set forth in this Agreement, if such breach would have a material adverse impact on the Company or the consummation of the Restructuring Transactions, which breach remains uncured for a period of five (5) Business Days after the receipt by the applicable Consenting Holder(s) from the Company of written notice of such breach; or

(xviii) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any ruling or order enjoining the consummation of a material portion of the Restructuring Transactions; provided, however, it shall not be deemed a material portion for purposes of this subsection if the Exchange Offer is enjoined and the Conforming Plan has not been enjoined.

(b) Mutual Termination. This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among the Company and the Requisite Noteholders, and, in all events, this Agreement will be terminated upon the earlier of the Restructuring Effective Date and September 30, 2010.

(c) Effect of Termination. Upon the termination of this Agreement in accordance with this Section 5, each Party, subject to Section 14 hereof, shall be immediately released from its commitments, undertakings and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law, the Notes, the New Notes (if applicable), the Existing Indenture, the Indenture (if applicable) and any ancillary documents or agreements thereto; provided, however, that the foregoing termination shall not affect any agreements or consents in respect of the Senior Refinancing Transaction as consummated prior to the date hereof. Upon any such termination of this Agreement, each Consenting Holder may, upon written notice to the Company and the other Parties, subject to the terms of any order of the Bankruptcy Court, revoke its vote or any consents given by such Consenting Holder prior to such termination, whereupon any such vote or consent shall be deemed, for all purposes, to be null and void *ab initio* and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement. If this Agreement has been terminated in accordance with this Section 5 at a time when permission of the Bankruptcy Court shall be required for a Consenting Holder to change or withdraw (or cause to change or withdraw) its vote to accept the Conforming Plan, the Company shall not oppose any attempt by such Consenting Holder to change or withdraw (or cause to change or withdraw) such vote at such time.

Section 6. Good Faith Cooperation; Further Assurances; Acknowledgment. The Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent practicable and subject to the terms hereof) in respect of (a) all matters relating to their

Section 7. rights hereunder in respect of the Company or otherwise in connection with their relationship with the Company, (b) all matters concerning the implementation of the Restructuring Term Sheet, the Exchange Offer and the Conforming Plan, and (c) the consummation of the Restructuring Transactions. Furthermore, subject to the terms hereof, each of the Parties shall take such action as reasonably may be necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings and voting any claims or securities of the Company in favor of the Restructuring Transactions (provided that no Consenting Holder shall be required to incur any expense (other than nominal expenses associated with the performance of its obligations hereunder), liability or other obligation) in connection therewith, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement. This Agreement is not, and shall not be deemed, a solicitation for consents to the Exchange Offer or the Conforming Plan. This Agreement is not, and shall not be deemed, an offer by the Company to sell any securities, nor a solicitation for orders to buy such securities.

Section 8. Definitive Documents. Each Party hereby covenants and agrees to negotiate in good faith and to execute (to the extent such Party is a party thereto) the Definitive Documents. For the avoidance of doubt, the Parties agree to (a) act in good faith and use commercially reasonable efforts to implement and consummate (i) the Exchange Offer, and if applicable because the Requisite Tender was not received in response to the Exchange Offer, (ii) the Conforming Plan in accordance with the terms of this Agreement, and (b) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement.

Section 9. Representations and Warranties.

(a) Each Party, severally (and not jointly), represents and warrants to the other Parties that the following statements are true, correct and complete in all material respects as of the date hereof:

(i) such Party is validly existing and in good standing under the laws of the jurisdiction of incorporation or organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder, and the execution and delivery of this Agreement and the performance of such Party's obligations hereunder have been duly authorized by all necessary corporate, limited liability, partnership or other similar action on its part;

(ii) the execution, delivery and performance by such Party of this Agreement does not and will not (A) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, or (B) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party;

(iii) the execution, delivery and performance by such Party of this Agreement does not and will not require any registration or filing with, consent or approval of, or

(iv) notice to, or other action to, with or by, any federal, state or governmental authority or regulatory body, except such filings as may be necessary and/or required for disclosure to the Securities and Exchange Commission and in connection with the Chapter 11 Cases and the Conforming Plan; and

(v) this Agreement is the legally valid and binding obligation of such Party, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

(b) Each Consenting Holder severally (and not jointly), represents and warrants that, as of the date hereof, such Consenting Holder:

(i) is the beneficial owner of, or the investment adviser or manager of discretionary accounts for holders or beneficial owners of, the aggregate principal amount of Notes set forth on the disclosure schedules attached hereto as Schedule 1 (the "Relevant Securities"), with the power and authority to (A) vote and dispose of all or substantially all of such Relevant Securities, (B) consent to such matters concerning such Relevant Securities, and (C) exchange, assign and transfer such Relevant Securities, in each case as or on behalf of the holders or beneficial owners of such Relevant Securities, and is entitled (for its own account or for the account of other persons claiming through it) to all of the rights and economic benefits of such holdings; and

(ii) has not made any prior assignment, sale, participation, grant, conveyance or other transfer of, and has not entered into any other agreement (other than the Restructuring Term Sheet) to assign, sell, participate, grant, convey or otherwise transfer, in whole or in part, any portion of its right, title or interests in any Notes (other than ordinary course pledges and/or swaps) that are inconsistent with the representations and warranties of such Consenting Holder herein or would render such Consenting Holder otherwise unable to comply with this Agreement and perform its obligations hereunder.

Section 10. <u>Disclosure; Publicity</u>.

(a) Not later than the earlier of four (4) Business Days after execution of this Agreement and one (1) Business Day after commencement of the Exchange Offer, subject to the provisions set forth in Section 9(b) hereof, the Company shall file with the Securities and Exchange Commission a Current Report on Form 8-K and disseminate a press release disclosing the existence of this Agreement and the terms hereof, with such redactions as may be requested by any Consenting Holder's counsel to maintain the confidentiality of the items identified in Section 9(b) hereof, except as otherwise required by law. In the event that the Company fails, in the reasonable judgment of a Consenting Holder, to make the foregoing disclosures in compliance with the terms specified herein, any such Consenting Holder may publicly disclose the foregoing, including, without limitation, this Agreement and all of its exhibits and schedules (subject to the redactions called for by this Section 9(a) or Section 11 hereof), and the Company hereby waives any claims against the Consenting Holders arising as a result of such disclosure by a Consenting Holder in compliance with this Agreement.

(b) The Company shall submit drafts to Stroock of any press releases and public documents that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement at least one (1) Business Day prior to making any such disclosure, and shall afford them a reasonable opportunity to comment on such documents and disclosures and shall consider incorporating any such comments in good faith. Except as required by law or otherwise permitted under the terms of any other agreement between the Company and any Consenting Holder, no Party or its advisors shall (i) use the name of any Consenting Holder in any public manner or (ii) disclose to any person (including, for the avoidance of doubt, any other Consenting Holder), other than advisors to the Company, the principal amount or percentage of any Notes, New Notes (if applicable) or any other securities of the Company held by any Consenting Holder, in each case, without such Consenting Holder's prior written consent; provided, however, that (i) if such disclosure is required by law, valid subpoena or regulation, the disclosing Party shall afford the relevant Consenting Holder a reasonable opportunity to review and comment in advance of such disclosure and shall take all reasonable measures to limit such disclosure and (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of Notes and New Notes (if applicable) held by all the Consenting Holders collectively.

Section 11. **Amendments and Waivers.** This Agreement, including any exhibits or schedules hereto, may not be modified, amended or supplemented except in a writing signed by the Company and the Requisite Noteholders; provided, however, that any modification of, or amendment or supplement to, this Section 10 shall require the written consent of all of the Parties. A Consenting Holders' Termination Event may not be waived except in a writing signed by the Requisite Noteholders.

Section 12. **Effectiveness.** This Agreement shall become effective and binding on the Parties when counterpart signature pages to this Agreement shall have been executed and delivered by the Company and Consenting Holders, including each of the parties to the Restructuring Term Sheet, holding at least 66% in aggregate principal amount of the Notes (such date, the "Effective Date"); provided, however, that signature pages executed by Consenting Holders shall be delivered to (a) other Consenting Holders in a redacted form that removes such Consenting Holders' holdings of the Notes and (b) the Company and advisors to the Consenting Holders in an unredacted form.

Section 13. **GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT OR PROCEEDING, MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES

Section 14. HEREBY IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE NONEXCLUSIVE JURISDICTION OF EACH SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, EACH OF THE PARTIES AGREES THAT THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF GEORGIA SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

Section 15. Specific Performance. It is understood and agreed by the Parties that any breach of this Agreement by any Party would give rise to irreparable damage for which monetary damages would not be an adequate remedy and to the extent permitted by applicable law, each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy, including an order of the Bankruptcy Court requiring any Party to comply promptly with any of its obligations hereunder.

Section 16. Survival. Notwithstanding the termination of this Agreement pursuant to Section 5 hereof, the agreements and obligations of the Parties in this Section 14 and in Sections 5(d), 9, 12, 13, 16, 17, 18, 21, 22, 23, 24 and 25 hereof shall survive such termination and shall continue in full force and effect for the benefit of the applicable Party in accordance with the terms hereof.

Section 17. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

Section 18. Successors and Assigns; Severability; Several Obligations. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives; provided, however, that nothing contained in this Section 16 shall be deemed to permit sales, assignments or transfers of the Notes or New Notes (if applicable), or claims arising under the Notes or New Notes (if applicable), other than in accordance with Section 3(d) of this Agreement. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof or the Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 19. No Third-Party Beneficiaries. Unless expressly stated herein or as otherwise provided in the Credit Agreement as of the date hereof, this Agreement shall be solely for the benefit of the Parties and no other Person shall be a third-party beneficiary hereof.

Section 20. Prior Negotiations; Entire Agreement. This Agreement, including the exhibits and schedules hereto, including without limitation, the Restructuring Term Sheet, constitutes the entire agreement of the Parties, and supersedes any other prior agreements, arrangements or understandings (whether written or oral), with respect to the subject matter hereof, except that the Parties acknowledge that any confidentiality agreements (if any) heretofore executed between the Company and each Consenting Holder shall continue in full force and effect.

Section 21. Counterparts. This Agreement may be executed and delivered in any number of counterparts (including by facsimile or portable document format (PDF) signatures), each of which shall be deemed to be an original as against any party whose signature page appears thereon, and all of which shall together constitute one and the same agreement.

Section 22. Notices. All notices hereunder shall be deemed given if in writing and delivered, if sent by email (and acknowledged in electronic or other writing by the recipient), facsimile, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by like notice):

(1)   If to the Company, to:

> Morris Publishing Group, LLC
> 725 Broad Street
> Augusta, Georgia 30901
> Fax: (706) 722-7125
> Attention: Craig S. Mitchell
> email: craig.mitchell@morris.com

With copies to:

> Hull, Towill, Norman, Barrett & Salley, P.C.
> 801 Broad Street, 7th Floor
> Augusta, Georgia 30901
> Fax: (706) 722-9779
> Attention: Mark S. Burgreen
> email: msburgreen@hullfirm.com

Neal Gerber Eisenberg, LLP
Two North LaSalle Street, Suite 1700
Chicago, Illinois 60602
Fax: (312) 269-1747
Attention: Mark A. Berkoff
        Nicholas M. Miller
email: mberkoff@ngelaw.com
email: nmiller@ngelaw.com

(2)   If to a Consenting Holder or a transferee thereof, to the address or facsimile number set forth below on such Consenting Holder's signature page (or as directed by any transferee thereof), as the case may be, with copies to:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
Fax: (212) 806-6006
Attention: Kristopher M. Hansen
        Brett Lawrence
email: khansen@stroock.com
email: blawrence@stroock.com

All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery. Any notice given by email or facsimile shall be effective upon written or machine confirmation of transmission.

Section 23. **Reservation of Rights.** Except as expressly provided otherwise in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Consenting Holder to protect and preserve its rights, remedies and interests, including without limitation, its claims against the Company. Nothing herein shall be deemed an admission of any kind. If the transactions contemplated herein are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights. Pursuant to Rule 408 of the Federal Rules of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

Section 24. **Prevailing Party.** If any Party brings an action or proceeding against any other Party based upon a breach by such Party of its obligations hereunder, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable attorneys', accountants' and financial advisors fees in connection with such action or proceeding.

Section 25. **Relationship Among Parties.** It is understood and agreed that no Consenting Holder has any duty of trust or confidence in any kind or form with any other Consenting Holder, and, except as expressly provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Consenting Holder may trade in the Notes, New Notes (if applicable) or other debt or equity securities of the Company without the consent of the Company or any other Consenting Holder, subject to applicable securities laws and the terms of this Agreement; provided, however, that no Consenting Holder shall have any responsibility for any such trading to any other entity by virtue

Section 26. of this Agreement. No prior history, pattern or practice of sharing confidences among or between the Consenting Holders shall in any way affect or negate this understanding and agreement.

Section 27. <u>Fiduciary Duties</u>. Notwithstanding anything to the contrary herein, nothing in this Agreement shall require (a) the Company or any directors or officers of the Company (in such person's capacity as a director or officer of the Company) to take any action, or to refrain from taking any action, to the extent required, that would, in the opinion of counsel, conflict with its or their fiduciary obligations under applicable law, or (b) any Consenting Holder or representative of a Consenting Holder that becomes a member of a statutory committee that may be established in the Chapter 11 Cases to take any action, or to refrain from taking any action, in such person's capacity as a statutory committee member to the extent required, that would conflict with fiduciary obligations applicable to such person under the Bankruptcy Code; <u>provided</u> <u>however</u>, that nothing in this Agreement shall be construed as requiring any Consenting Holder to serve on any statutory committee in the Chapter 11 Cases. Nothing herein will limit or affect, or give rise to any liability, to the extent required for the discharge of the fiduciary obligations described in this <u>Section 24</u>.

Section 28. <u>Indenture Waiver</u>. Notwithstanding anything to the contrary herein, each Consenting Holder hereby waives, solely with respect to the Notes held by it, any requirement of Sections 4.11 or 4.20 of the Existing Indenture that would restrict the consummation of the transaction involving the acquisition and amendment of the senior secured debt of the Company on the terms set forth in the Term Sheet attached as <u>Attachment A</u> to the Restructuring Term Sheet and described therein as the "Senior Refinancing Transaction".

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MORRIS PUBLISHING GROUP, LLC

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

MORRIS PUBLISHING FINANCE CO.

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

YANKTON PRINTING COMPANY

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

BROADCASTER PRESS, INC.

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

THE SUN TIMES, LLC

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

HOMER NEWS, LLC

By: /s/ Craig S. Mitchell _____
                Name: Craig S. Mitchell
                Title: Senior Vice President of Finance

LOG CABIN DEMOCRAT, LLC

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

ATHENS NEWSPAPERS, LLC

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

SOUTHEASTERN NEWSPAPERS COMPANY, LLC

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

STAUFFER COMMUNICATIONS, INC.

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

FLORIDA PUBLISHING COMPANY

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

MPG HOLLAND PROPERTY, LLC

By: /s/ Craig S. Mitchell _____
           Name: Craig S. Mitchell
           Title: Senior Vice President of Finance

SOUTHWESTERN NEWSPAPERS COMPANY, L.P.

By: Morris Publishing Group, LLC, its
general partner

By: _____/s/ Craig S. Mitchell_____
            Name: Craig S. Mitchell
            Title: Senior Vice President of Finance

THE OAK RIDGER, LLC

By: _____/s/ Craig S. Mitchell_____
            Name: Craig S. Mitchell
            Title: Senior Vice President of Finance

MPG ALLEGAN PROPERTY, LLC

By: _____/s/ Craig S. Mitchell_____
            Name: Craig S. Mitchell
            Title: Senior Vice President of Finance

SIGNATURE BLOCK OF CONSENTING HOLDER

Name: Bennett Management Corporation, on behalf of affiliated investment entities
Signature: /s/ John V. Koerber
Name of Signing Person: John V. Koerber
Title of Signing Person: Managing Director

Notice Address:
Bennett Management Corporation
2 Stamford Plaza – Suite 1501
281 Tresser Boulevard
Stamford, CT 06901-3259
Attention:
John V. Koerber
Warren Frank
Fax: 203-353-3113

SIGNATURE BLOCK OF CONSENTING HOLDER

Name: MACKAY SHIELDS LLC, as investment adviser or sub-advisor to certain holders
Signature: /s/ J. Matthew Philo
Name of Signing Person: J. Matthew Philo
Title of Signing Person: Senior Managing Director

Notice Address:
MacKay Shields LLC
9 West 57th Street
New York, NY 10019
Attention:
J. Matthew Philo
Fax: 212-754-9187

SIGNATURE BLOCK OF CONSENTING HOLDER

Name: Metropolitan Life Insurance Company
Signature: /s/ Reena S. Pally
Name of Signing Person: Reena S. Pally
Title of Signing Person: Director

Notice Address:
10 Park Avenue, POB 1902
Morristown, NJ 07962
Attention:
Reena S. Pally
Fax: 973-355-4780

SIGNATURE BLOCK OF CONSENTING HOLDER

Name: RCG PB, LTD
Signature: /s/ Jeffrey M. Solomon
Name of Signing Person: Jeffrey M. Solomon
Title of Signing Person: Authorized Signatory

Notice Address:
599 Lexington Avenue, 20th Floor
New York, NY 10022
Attention:
Gregory Sandukas
Michael Schwartz
Fax: 212-845-7994

EXHIBIT A

MORRIS PUBLISHING GROUP, LLC

Restructuring Term Sheet

September 23, 2009

Set forth below is a binding summary of terms (this "Term Sheet") offered in settlement between the parties hereto. Until publicly disclosed, this term sheet and the inform contained herein shall remain strictly confidential and may not be shared with any person other than Morris Publishing Group, LLC (along with its subsidiaries, "MPG" or the "Comp the ad hoc committee of holders of the 7% Senior Subordinated Notes due 2013 (the "Ad Hoc Committee"), the other parties (who are subject to non-disclosure obligations) invol the proposed Senior Refinancing Transaction (as defined below), and their respective professional advisors. Capitalized terms used but not defined herein shall have the meanings as to such terms in the Existing Indenture (as defined below).

This Term Sheet shall be binding upon execution by each of the parties hereto with respect to the subject matter contained in this Term Sheet but otherwise does not purp summarize all additional conditions, covenants, representations and warranties and other provisions that may be contained in definitive legal documentation for the transactions contem hereby, and the agreement regarding material terms set forth herein is subject to the final negotiation and execution of the definitive legal documentation for such transactions.

The Transaction	The Company's exchange of $278,478,000 7% Senior Subordinated Notes due 2013 (plus any accrued and unpaid interest) (the "Existing Notes") for $100,000,000 principal amount of new notes (the "New Notes") to the holders of the Existing Notes, immediately upon the effective date (the "Effective Date") of either (i) an out-of-court exchange offer, or (ii) a confirmed plan of reorganization (the "Plan").

Exhibit A-1

Summary Terms of the New Notes

Issuer	Morris Publishing Group, LLC
Issue	The New Notes shall be issued under an indenture (the "Indenture") that will be based in part upon the indenture governing the Existing Notes (the "Existing Indenture").
Guarantors	All existing and future subsidiaries that guarantee the Existing Notes (collectively, the "Guarantors") shall unconditionally guarantee the indebtedness, obligations and liabilities of the Company arising under, or in connection with, the Indenture.
Maturity	The New Notes shall mature on a date four (4) years and six (6) months (the "Maturity Date") from the issuance of the New Notes.
Remaining Debt	On the Effective Date, the Company must have at least $15.7 million less (i) professional fees, (ii) restructuring charges, (iii) bank fees in an amount not to exceed $2.8 million, and (iv) amortization payments on existing first lien senior indebtedness in an amount not to exceed $2.25 million (the "Initial Cash on Hand") in excess of the Working Capital Balance (as defined below) reflected as a current asset on the Company's balance sheet. Until the earliest to occur of the consummation of the Exchange Offer (as defined below), the confirmation of the Plan, or December 22, 2009 (which date may be extended by the Ad Hoc Committee and the Company), the Company shall not make aggregate capital expenditures in excess of the $650,000 amount projected in the 13-week cash flow forecast as of September 22, 2009 provided to the Ad Hoc Advisors (as defined below), except for expenditures approved in writing in advance by the Ad Hoc Committee in their reasonable discretion, which shall not be unreasonably withheld or delayed. The aggregate outstanding balance of the Company's existing term loan shall not exceed $26.5 million less the Initial Cash on Hand following the consummation of a senior debt refinancing transaction involving the Company's affiliates (the "Senior Refinancing Transaction") in accordance with the Senior Debt Refinancing Documentation (as defined below), of which no more than $19.7 million less the Initial Cash on Hand will be held by an affiliate of ACON Investments, L.L.C. (the "Term Loan") and approximately $6.8 million in the aggregate will be held by a Morris affiliate (the "Revolver"). The Revolver shall consist solely of existing first lien indebtedness of the Company that is converted into a second lien Revolver balance on a dollar-for-dollar basis contemporaneously upon consummation of the Senior Refinancing Transaction. The Term Loan shall not be held by any Affiliate of the Company at any time.

Exhibit A-2

Refinancing of Term Loan and Revolver	On or prior to one hundred fifty (150) days from the Effective Date, the Company shall be obligated to refinance (the "Refinancing") the Revolver and the Term Loan with a term loan and/or revolver provided solely by an unaffiliated commercial bank and not by a Morris affiliate (collectively, the "Refinanced Debt"). The Refinanced Debt shall have no prepayment penalties and shall permit cash coupon and amortization payments on the New Notes. To the extent that the Revolver is not refinanced within one hundred fifty (150) days of the Effective Date, the Revolver shall mature on the Maturity Date and shall only be capable of repayment from excess cash payable to the New Notes on a *pro rata* basis. Upon the amortization or refinancing of all or any portion of the Revolver, including any accrued interest, such amortized or refinanced balance shall no longer be available for borrowing under the Revolver.
Interest	Until the repayment in full of the Term Loan through cash flow sweeps, the New Notes shall accrue (i) cash interest at the rate of 5% per annum, payable quarterly in arrears, and (ii) paid-in-kind ("PIK") interest at the rate of 10% per annum, compounded quarterly in arrears, which PIK interest shall increase the outstanding balance of the New Notes. Thereafter, the New Notes shall pay cash interest at the rate of 10% per annum. The Term Loan shall accrue and pay interest at the rate of 15% per annum. The Revolver shall accrue interest solely at a PIK rate equal to the aggregate interest rate payable on the New Notes. The interest rate payable on the Refinanced Debt shall not exceed LIBOR plus 970 basis points, as calculated on a per annum basis. In the event of a refinancing of the Term Loan and Revolver, the New Notes shall accrue interest at five percent 5% plus the rate payable on the Refinanced Debt, with a minimum aggregate interest rate of 10% per annum. While any Refinanced Debt remains outstanding, interest on the New Notes shall be payable 50% in cash and 50% PIK. For example, if the Refinanced Debt has a per annum interest rate of 7%, the per annum interest rate of the New Notes shall be 12% (6% PIK and 6% cash) until the repayment in full (other than the Working Capital Facility) of the Refinanced Debt, at which time the New Notes shall accrue cash interest at a per annum rate of 10%.
Default Interest	If an Event of Default (as defined in the Indenture) occurs, and for so long as an Event of Default continues, cash interest on the New Notes shall accrue at the applicable rate plus (i) 2% per annum, and (ii) if any portion of the Term Loan remains outstanding, plus an additional 2% per annum.

Mandatory Redemption/ Repurchase	Subject to certain qualifications or exceptions, upon the occurrence of a Change of Control (as defined in the Indenture), certain asset dispositions, certain issuances of debt or equity by the Company, or the Company's receipt of insurance or condemnation proceeds, the Company shall be obligated to repurchase the New Notes, at 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. This repurchase obligation will be subordinate to repayment of the Term Loan.
Optional Redemption/ Repurchase	The New Notes shall be redeemable by the Company at its option, in whole or in part, in cash, at any time at a redemption price equal to 103% of the aggregate principal amount of the New Notes redeemed, declining to 102% in the second year, 101% in the third year and 100% thereafter (plus accrued and unpaid interest, if any, to the date of redemption), provided that any required amortization payments will be applied to reduce principal at 100% of the outstanding principal amount.
Working Capital Revolving Credit Facility	The Company may enter into a secured working capital revolving credit facility with a maximum available amount of up to $10,000,000 (the "Working Capital Facility"). The Working Capital Facility shall permit: (i) the payment of interest on the New Notes at all times (other than when an event of default under the Working Capital Facility shall have occurred and be continuing), and (ii) the amortization of the New Notes when there is no outstanding balance on the Working Capital Facility.

As a condition to obtaining the Working Capital Facility, the Company shall be required to first use the entire remaining amount of the Working Capital Balance to amortize the Term Loan or Refinanced Debt, as applicable. |

Exhibit A-4

Security/Priority	The New Notes and related guarantees shall be secured by a second lien on all the assets of the Company and the Guarantors that currently secure the existing first lien indebtedness of the Company.
	
	The New Notes shall rank:
	
	    1) junior to the Term Loan (or the Refinanced Debt, if applicable) and the Working Capital Facility;
	
	    2) *pari passu* with the Revolver for all purposes, including a subsequent insolvency proceeding under the Bankruptcy Code, and with respect to principal payments upon mandatory and optional redemptions/repurchases and required amortization payments; and
	
	    3) senior to (a) any senior unsecured obligations of the Company and the Guarantors; and (b) any future subordinated indebtedness of the Company and the Guarantors.
	
	A customary mutually acceptable intercreditor agreement will be entered into between the trustee under the Indenture (the "Trustee") and the agent for the Term Loan, the terms of which shall be agreed upon by the Ad Hoc Committee and the agent for the Term Loan prior to the consummation of the Senior Refinancing Transaction.

Amortization; Excess Free Cash Flow Sweep; Minimum Cash Balance	Excess Free Cash Flow[1] (as defined in the Indenture) greater than the Working Capital Balance shall be used to amortize the Term Loan (or the Refinanced Debt, if applicable) first, then the Working Capital Facility, and then the New Notes and the Revolver (if no Refinanced Debt) on a *pro rata* basis, on a monthly basis at 100% of their respective principal amount, plus any accrued and unpaid interest to the date of amortization. In addition, the Company may maintain a minimum balance of cash and cash equivalents at an agreed upon financial institution in an aggregate amount of $5,000,000 (average weekly balance in any calendar month) (the "Working Capital Balance"); provided, however, that the sum of (i) the Working Capital Balance, plus (ii) the average availability during any calendar month under the Working Capital Facility, if applicable, shall at all times be no less than $2,000,000 in the aggregate.

Exhibit A-5

Covenants	Except as specifically contemplated by this Term Sheet, the Indenture shall contain customary covenants (and others reasonably determined by the holders of the New Notes to be appropriate) substantially similar to those contained in the Existing Indenture, including, without limitation the following:

Affirmative Covenants:

     1) Maintenance of (i) all necessary licenses, permits, trade names, trademarks and patents, (ii) properties and (iii) books and records;

     2) Compliance with (i) material contracts and (ii) environmental laws;

     3) Amendment to the Management and Services Agreement, dated as of August 7, 2003 (the "MSA"), between MCC, MSTAR Solutions, LLC ("MSTAR") and the Company to fix the combined annual payment of the Morris Communications Fee (as defined in the MSA) and the MSTAR Solutions Fee (as defined in the MSA) at actual costs; provided, however, that the combined annual payment of the Morris Communications Fee and the MSTAR Solutions Fee shall not, under any circumstances, exceed $22,000,000 in the aggregate during any given calendar year. The Company shall deliver a certificate every quarter to the Trustee providing in sufficient detail information about the costs incurred for such quarter and being charged for under the MSA. The Trustee shall make available such information to any holder of New Notes who requests such information under conditions provided for in the Indenture;

     4) The Company shall deliver a certificate every month to the Trustee providing in sufficient detail information about the Company's monthly EBITDA, existing cash, the outstanding balance of each of the Term Loan, the Revolver, the Working Capital Facility and the Refinanced Debt, as applicable, together with any amortization payments made during such month on the Term Loan, the Revolver, the Working Capital Facility and the Refinanced Debt, as applicable. The Trustee shall make available such information to any holder of New Notes who requests such information under conditions provided for in the Indenture; and

     5) The Company shall deliver a certificate signed by two officers of the Company every quarter to the Trustee certifying that no default or event of default under the Indenture exists, or if any default or event of default under the Indenture exists, specifying the nature and extent thereof, which certificate shall set forth the calculations required to establish the Total Leverage Ratio (as defined below) and the Cash Interest Coverage Ratio (as defined below) as of the last day of such quarter. The Trustee shall make available such information to any holder of New Notes who requests such information under conditions provided for in the Indenture.

Negative Covenants:

     1) Except as otherwise provided for in this Term Sheet, none of the Company or the Guarantors shall engage in the following:

a) incurrence of (i) liens (other than customary permitted liens, including but not limited to, liens securing the Company's obligations for workers compensation liabilities), charges, encumbrances or lease obligations, or (ii) any other indebtedness (other than customary permitted indebtedness);

b) material modifications or amendments to affiliate agreements;

c) affiliate transactions outside of the ordinary course and in excess of $100,000 for any single transaction or $250,000 for a series of transactions;

d) certain specified investments;

e) mergers and other fundamental changes;

f) equity pledges;

g) capital expenditures in excess of $10,000,000 in the aggregate during any calendar year; or

h) repayment and/or modifications of other indebtedness in excess of $100,000, other than trade debt or in the ordinary course of business.

     2) Neither the Company nor the Guarantors shall incur any new indebtedness senior to the New Notes.

| Total Leverage Covenant[2] | "Total Leverage Ratio" shall mean, at any date of determination, the ratio of all outstanding indebtedness for borrowed money (exclusive of trade payables), net of cash, of the Company on such date to EBITDA during the preceding four fiscal quarters. |

The Indenture shall contain a maximum Total Leverage Ratio as follows:

YEAR	RATIO
2010	5.5x
2011 – Q1	5.5x
2011 – Q2	5.5x
2011 – Q3	5.25x
2011 – Q4	5.25x
2012	5.0x
2013	4.75x
2014	4.5x

Cash Interest Coverage Covenant[3] "Cash Interest Coverage Ratio" shall mean, at any date of determination, the ratio of EBITDA during the preceding four fiscal quarters to cash interest expense during the preceding four fiscal quarters.

The Indenture shall contain a minimum Cash Interest Coverage Ratio as follows:

YEAR	RATIO
2010	1.8x
2011	1.8x
2012	1.8x
2013	1.9x
2014	2.1x

Intercompany Obligations Existing inter-company obligations from Morris Communications Company, LLC to the Company shall be satisfied as contemplated by the Senior Debt Refinancing Documentation.

There shall be no intercompany loans from the Company to any Affiliate while the New Notes are outstanding.

Events of Default Usual and customary Events of Default substantially similar to those contained in the Existing Indenture, and also including, without limitation:

(i) inability to pay debts; (ii) actual or asserted invalidity or impairment of any Indenture -related documentation; and (iii) Change of Control.

Exhibit A-7

The Transaction

Means of Transaction Execution	The transaction will be implemented through either (i) an out-of-court exchange offer (the "Exchange Offer") consummated as soon as practicable after the consummation of the Senior Refinancing Transaction, which shall be consummated on terms substantially similar to those contained in the term sheet and related acquisition of MPG senior debt diagram (the "Senior Debt Refinancing Documentation"), each prepared by counsel to the Company and attached hereto as Attachment A, whereby MCC Outdoor Holding, LLC ("Outdoor") and MPG Revolver LLC ("MPG Revolver") shall immediately deposit the full amount of approximately $110 million of the existing first lien debt (such amount, the "Remaining Senior Debt Balance") of the Company into third-party escrow accounts, pursuant to an escrow agreement acceptable to Outdoor and MPG Revolver, on the one hand, and the Ad Hoc Committee, on the other hand, and the Exchange Offer shall be conditioned on the prior consummation of the Senior Refinancing Transaction, or (ii) a confirmed plan of reorganization pursuant to a chapter 11 filing. During the solicitation process, if holders owning Existing Notes in an amount equal to or greater than 99% of the outstanding Existing Notes consent, the parties will effectuate the transaction through an out-of-court exchange offer, rather than pursuant to a chapter 11 filing. The members of the Ad Hoc Committee shall (i) tender their Existing Notes in the Exchange Offer, and (ii) vote in support of the Plan, in each case in accordance with the Plan Support Agreement (as defined below). The escrow agreement referenced in the preceding paragraph shall provide that such escrowed debt shall be (i) cancelled in payment of intercompany indebtedness of Morris Communications Company and its subsidiaries to the Company, and/or sold to the Company's parent and contributed to capital substantially as contemplated in the Senior Debt Refinancing Documentation, upon consummation of the Exchange Offer or the Plan, (ii) released to each of Outdoor and MPG Revolver upon the material breach by the members of the Ad Hoc Committee of their obligations under this Term Sheet, as determined by the final, non-appealable order of a court of competent jurisdiction, or (iii) cancelled in payment of intercompany indebtedness of Morris Communications Company and its subsidiaries to the Company, and/or sold to the Company's parent and contributed to capital substantially as contemplated in the Senior Debt Refinancing Documentation, upon the material breach by either the Company, the Guarantors, Outdoor or MPG Revolver of any of their respective obligations hereunder, as determined by the final, non-appealable order of a court of competent jurisdiction. If the Exchange Offer or the Plan fails or is not consummated or approved as contemplated in this Term Sheet for any reason, including the failure of any conditions to solicitation, confirmation or effectiveness or the lack of support from other holders of the Existing Notes, but without material breach hereof by the Company, the Guarantors, Outdoor, MPG Revolver or the Members of the Ad Hoc Committee, then (x) the escrow agreement shall contain terms to be agreed upon by the Ad Hoc Committee and Outdoor and MPG Revolver designed to use the escrowed debt to restore the parties to the same legal position (i) as existed on the day prior to the execution of this Term Sheet, or at the option of the Ad Hoc Committee, (ii) as if the members of the Ad Hoc Committee had consummated the Exchange Offer with a percentage of the Existing Notes equal to the percentage of Existing Notes that had tendered their Existing Notes in the Exchange Offer (such percentage, the "Exchange Offer Percentage"), but without participation by any non-tendering holders of the Existing Notes, and with a capital contribution as contemplated in the Senior Debt Refinancing Documentation in an amount equal to the Exchange Offer Percentage multiplied by the Remaining Senior Debt Balance (the "Subordinated Senior Debt") whereby the Subordinated Senior Debt shall rank junior to the New Notes in all material respects, including in right of payment and recovery, and (y) each of the Company, the Guarantors, Outdoor, MPG Revolver shall, and shall direct their Affiliates to, cooperate in good faith with the members of the Ad Hoc Committee in order to effectuate the transactions and ensure the treatment of the New Notes contemplated by this paragraph, including without limitation by executing any agreements, making any filings and granting any approvals or consents as may be reasonably required in connection with effecting such transactions or ensuring such treatment in a chapter 11 case. The Ad Hoc Committee shall give all necessary approvals or consents as may be reasonably required under the Indenture or the Forbearance Agreement (as amended) to consummate the Senior Refinancing Transaction; provided, that the Ad Hoc Committee shall have the right to review all documentation in connection with the Senior Refinancing Transaction that relates to MPG and the Guarantors, including without limitation, the Term Loan and the Revolver, and shall have a consent right over any material terms not previously disclosed to it in writing as part of the Senior Debt Refinancing Documentation.

Exhibit A-8

Solicitation and Filing	The Company shall commence the solicitation process in accordance with applicable securities laws on or before October 16, 2009, or such later date as shall be agreed to by the Ad Hoc Committee. If the Company does not receive consent to an out-of-court exchange during the twenty (20) business day solicitation period (such twenty (20) business day solicitation period to be extended for an additional five (5) business day period at either the Company's or the Ad Hoc Committee's written request) from holders owning Existing Notes in an amount equal to or greater than 99% of the outstanding Existing Notes, the Company shall file a chapter 11 case within seven (7) days after the later of the conclusion of the solicitation process or the approval by the Ad Hoc Committee of the disclosure statement to be filed in the Plan. If the Company receives the requisite consent for the exchange offer, the Company shall consummate the exchange offer within five (5) days of the conclusion of the solicitation process. All legal documentation necessary to effectuate the solicitation, the bankruptcy filing, the Exchange Offer and the Plan shall be in form and substance reasonably satisfactory to the Company and the Ad Hoc Committee.
Conditions to Solicitation	Customary for notes of this type, including, without limitation, that no Material Adverse Effect (as defined in the Credit Agreement), Event of Default or Default, other than the Existing Default or the Payment Default (each as defined in the Forbearance Agreement, dated as of February 26, 2009 (as amended), by and among the Issuers, the Guarantors and the holders of the Existing Notes party thereto (the "Forbearance Agreement")) shall have occurred.
Plan Support Agreement	The Company and the Ad Hoc Committee shall execute a plan support agreement (the "Plan Support Agreement") on reasonable and customary terms by October 2, 2009, or such later date as shall be agreed to by the Ad Hoc Committee.
Conditions to Confirmation	The Plan shall contain such conditions to confirmation customary in plans of reorganization of this type, to be agreed upon by the Company and the Ad Hoc Committee, including, without limitation: 1. No Termination Event (as defined in the Plan Support Agreement) shall have occurred. 3. The Plan (and all documents related thereto), the disclosure statement (and all solicitation materials related thereto), and the confirmation order shall be in form and substance acceptable to the Ad Hoc Committee and approved by the Bankruptcy Court.
Conditions to Effectiveness	The Plan shall contain such conditions to effectiveness customary in plans of reorganization of this type, to be agreed upon by the Company and the Ad Hoc Committee.

Exhibit A-9

Treatment/Distributions

Holders of the Existing Notes	Holders of the Existing Notes shall receive (i) their pro rata share of the New Notes and (ii) payment of all reasonable fees, expenses and disbursements of (a) Stroock & Stroock & Lavan LLP, as counsel to the Ad Hoc Committee ("Stroock") and (b) FTI, as financial advisor to the Ad Hoc Committee ("FTI" and together with Stroock, the "Ad Hoc Advisors").
Existing Shareholders	Unimpaired
Allowed Trade Claims	Unimpaired
Other Allowed General Unsecured Claims	Unimpaired
Remaining Term Loan	Unimpaired and reinstated
Executory Contracts and Unexpired Leases	Unless otherwise agreed to by the Company and the Ad Hoc Committee, all executory contracts and unexpired leases as to which the Company is a party shall be deemed automatically assumed in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code as of the Effective Date of the Plan.
Professional Claims	On the Effective Date, the Company shall pay all amounts owing to professionals (including the Ad Hoc Advisors) for all outstanding amounts payable relating to prior periods through the Effective Date in accordance with section 1129(a)(4) of the Bankruptcy Code.
Section 503(b) Claims	The Ad Hoc Advisors will be compensated as provided above, however, the Company will support any application of the Ad Hoc Advisors for allowance and payment of reasonable fees and expenses incurred pursuant to section 503(b) of the Bankruptcy Code. The Ad Hoc Committee will support any application of the Company's advisors for allowance and payment of reasonable fees and expenses incurred pursuant to section 503(b) of the Bankruptcy Code, if applicable.
Exculpation and Indemnification	The Plan and confirmation order shall provide that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the consummation of the Plan, whether asserted or claimed prior to, at or after the consummation of the Plan (including any matters arising in connection with the transactions contemplated by this Term Sheet and the Plan Support Agreement), existing in favor of each of the directors and officers (statutory or otherwise) of the Company or their affiliates (collectively, "Indemnitees") in the certificate of incorporation or by-laws (or comparable organization documents) of the Company or any of their affiliates, as applicable, or in any agreement shall survive the Effective Date and shall continue in full force and effect (and not be modified, amended or terminated in any manner adverse to any Indemnitee without the written consent of the affected Indemnitee) for a period of not less than six (6) years following the consummation of the Plan.

Corporate Governance

Board Observer	The holders of the New Notes shall have the right to appoint an observer (the "Observer") to the Board of Directors of the Company (the "Board"), and upon such appointment the Board shall accept the Observer to the Board. Such Observer shall be named to each committee of the Board and the board of directors (or comparable body) of each material subsidiary of the Company and each committee of such board (or comparable body) of each such subsidiary.
Public Reporting	The New Notes will be subject to SEC public reporting requirements.

Miscellaneous

Enforceability	This Term Sheet is a valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights).
Fees and Expenses	The Company agrees to pay on demand all reasonable costs and expenses of the Ad Hoc Committee in connection with the preparation, execution and delivery of this Term Sheet, including the reasonable fees, costs and expenses of Stroock with respect thereto.
Reservation of Rights	Prior to the execution of the agreements contemplated hereby by each of the parties thereto, each party hereto reserves all rights and remedies regarding these agreements under applicable law or at equity. Any forbearance by any such party in exercising its rights or remedies prior to or after the date hereof shall not in any way impair, limit or restrict in any respect the right of such party to exercise at any time and in any manner deemed appropriate by it all or any of such rights or remedies. The Exchange Offer, or the Plan and confirmation order, as applicable, shall include derivative releases, mutual third-party releases and exculpation provisions effective upon consummation. Such releases and exculpations shall be for the benefit of and binding upon the trustee under the Existing Indenture, the Trustee, the holders of the Existing Notes, the holders of the New Notes, the parties to the Senior Refinancing Transaction, the Company and the Company's directors, officers, employees, and professional advisors, to the fullest extent permitted by law. Until the later of the consummation of the Exchange Offer or the confirmation of the Plan (if applicable), each of the parties hereto reserves all rights and remedies in existence immediately prior to the date hereof.

Exhibit A-11

Governing Law	This Term Sheet is, and the documents contemplated hereby shall be, governed by the laws of the State of New York.
Jurisdiction & Waiver of Jury Trial	Each of the parties irrevocably submits to the jurisdiction of the courts of the State of New York located in New York County or of the United States for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Term Sheet; provided, however that any bankruptcy proceeding may be filed in the Southern District of Georgia and shall be subject to any applicable laws of the State of Georgia.
Counterparts	This Term Sheet may be executed in any number of counterparts (including by facsimile or portable document format (PDF) signatures), each of which shall be deemed to be an original as against any party whose signature page appears thereon, and all of which shall together constitute one and the same agreement.
Entire Agreement; Modification	This Term Sheet supersedes all prior agreements or understandings, whether written or oral, between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to such subject matter. In case of any discrepancy between the terms of this Term Sheet and the Senior Debt Refinancing Documentation, the terms of this Term Sheet shall govern. This Term Sheet may not be amended, supplemented or otherwise modified except by a written agreement executed by the parties signatory hereto.
Forbearance	The Ad Hoc Committee shall continue to extend forbearance under the Forbearance Agreement until the earlier to occur of (i) the senior lenders ceasing to extend their waivers under the Company's existing senior secured credit agreement, or (ii) October 16, 2009.

[1]Any interest or principal payments made by the Company on the Working Capital Facility shall be deducted from the calculation of Excess Free Cash Flow.

[2] To be tested quarterly and measured on a trailing 12-month basis.

[3] To be tested quarterly and measured on a trailing 12-month basis.

Exhibit A-12

<u>**AMENDMENT TO RESTRUCTURING TERM SHEET**</u>

This Amendment to Restructuring Term Sheet (this "<u>Amendment</u>"), dated as of October 15, 2009 (the "<u>Amendment Date</u>"), is entered into by and among Morris Publishing Group, LLC (along with its subsidiaries, "<u>MPG</u>" or the "<u>Company</u>") and the ad hoc committee of holders of, or as the case may be investment managers of discretionary accounts holding, the 7% Senior Subordinated Notes due 2013 (the "<u>Ad Hoc Committee</u>"). Capitalized terms used and not defined herein shall have the meaning attributed to such term in the Existing Restructuring Term Sheet (as defined below).

W I T N E S S E T H:

WHEREAS, on September 23, 2009, the Company and the Ad Hoc Committee entered into that certain Restructuring Term Sheet, dated as of September 23, 2009 (the "<u>Existing Restructuring Term Sheet</u>").

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Amendments to Existing Restructuring Term Sheet. From and after the date hereof, the Existing Restructuring Term Sheet is hereby amended as follows:

(a) The "Plan Support Agreement" section is hereby amended and restated in its entirety as follows:

"The Company and the Ad Hoc Committee shall execute a plan support agreement (the "<u>Plan Support Agreement</u>") on reasonable and customary terms by October 23, 2009, or such later date as shall be agreed to by the Ad Hoc Committee."

(b) The first sentence of the "Solicitation and Filing" section is hereby amended and restated as follows:

"The Company shall commence the solicitation process in accordance with applicable securities laws on or before October 30, 2009."

(c) The first sentence of the second paragraph of the "Remaining Debt" section is hereby amended and restated as follows:

"The aggregate outstanding balance of the Company's existing term loan shall not exceed $26.5 million <u>less</u> the Initial Cash on Hand on the Effective Date and after giving effect to the consummation of a senior debt refinancing transaction involving the Company's affiliates (the "<u>Senior Refinancing Transaction</u>") in accordance with the Senior Debt Refinancing Documentation (as defined below), of which no more than $19.7 million <u>less</u> the Initial Cash on Hand on the Effective Date will be held by an affiliate of ACON Investments, L.L.C. (the "<u>Term Loan</u>") and approximately $6.8 million in the aggregate will be held by a Morris affiliate (the "<u>Revolver</u>")."

(d) Attachment A to the Existing Restructuring Term Sheet shall be replaced in its entirety by the term sheet and related acquisition of MPG senior debt diagram attached hereto as <u>Exhibit A</u>.

Section 2. Reference to and Effect Upon the Existing Restructuring Term Sheet.

(a) Except as specifically amended hereby, the Company and the Ad Hoc Committee hereby acknowledges and agrees that all terms, conditions and covenants contained in the Existing Restructuring Term Sheet, as amended hereby, and all rights and obligations of the Company and the Ad Hoc Committee therein, shall remain in full force and effect. The Company and the Ad Hoc Committee hereby confirms that the Existing Restructuring Term Sheet, as amended hereby, is in full force and effect.

Section 3. Execution in Counterparts. This Amendment may be executed and delivered in any number of counterparts (including delivery by facsimile or portable document format (PDF)), each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 4. Integration. The Existing Restructuring Term Sheet as amended by this Amendment, together with the documents referenced therein and related exhibits, attachments, annexes and schedules, constitutes the sole and entire agreement of the parties to this Amendment with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 5. Severability. Wherever possible, each provision of this Amendment shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment or the Existing Restructuring Term Sheet.

Section 6. Applicable Law. This Amendment shall be governed by and be construed and enforced in accordance with, the laws of the State of New York (including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law).

Section 7. Jurisdiction and Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS TERM SHEET; PROVIDED, HOWEVER THAT ANY BANKRUPTCY PROCEEDING MAY BE FILED IN THE SOUTHERN DISTRICT OF GEORGIA AND SHALL BE SUBJECT TO ANY APPLICABLE LAWS OF THE STATE OF GEORGIA.

Exhibit A-14

Section 8. Headings. Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purposes.

Section 9. Confidentiality. The Company and each Holder (and their respective successors and assigns) shall not publicly disclose any information provided to them in connection with this Amendment or the Existing Restructuring Term Sheet, nor shall they publicly disclose Annex A to this Amendment, except: (1) in any legal proceeding relating to this Amendment, provided that the Company and/or Holder, as applicable, shall use its best efforts to maintain the confidentiality of Annex A in the context of any such proceeding; (2) to the extent required by applicable law, rules, regulations promulgated thereunder, or obligations, including, without limitation, U.S. federal securities laws, as determined after consultation with legal counsel; (3) in response to an oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or other process, or a request from a government agency, regulatory authority or securities exchange; (4) that the Company may summarize this Amendment in connection with a Form 8-K filing (in lieu of filing this Amendment as an exhibit thereto); and (5) that the Company may include this Amendment as an exhibit to the Company's Form 10-K for the year ending December 31, 2009; provided, however, that the Company shall not include Annex A in any such filing and shall only disclose Annex A if specifically required to do so by the Securities and Exchange Commission ("SEC") after taking all reasonable steps to resist disclosure, including requesting that Annex A be accorded confidential treatment by the SEC; provided that in the case of clauses (2), (3) or (5) above the disclosing party provides notice to the applicable Holder (promptly upon receipt of the subpoena or request so that the Holder may seek an appropriate protective order or waive the Company's requirement for compliance with this Section 9), unless such notice would be prohibited by law. The Company will not oppose any reasonable action by the applicable Holder to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the information contained therein. If the applicable Holder chooses to oppose the production of such information, it does so at its own expense. Responding to any such subpoena or other request, after providing notice as set forth herein, shall not be deemed to be a breach of any provision of this Amendment. Notwithstanding anything to the contrary in this Section 9, the Company may: (i) disclose the aggregate principal amount of Notes held by the Holders executing this Amendment, taken as a whole and without reference to the names of the Holders constituting such amount; and (ii) provide the Trustee with the executed copy of this Amendment that includes the individual signature pages of each of the Holders, but only in the event that the Company first obtain the Trustee's written consent not to publicly disclose any information relating to the individual holdings of each Holder.

EXHIBIT TO AMENDMENT 1 TO TERM SHEET

Acquisition of and Amendment to Morris Publishing Group, LLC Credit Facility

October 15, 2009

Master Assignment and Agency Transfer Agreement:	Tranche Holdings, LLC ("Newco") will, pursuant to a Master Assignment and Assumption (the "Master Assignment"), purchase at par value, for a cash purchase price not exceeding $136,500,000, the entire amount of the senior secured debt of Morris Publishing Group, LLC, a Georgia limited liability company ("Borrower") outstanding under that certain Credit Agreement, dated as of December 14, 2005 (as amended through the date hereof, the "Existing Credit Agreement"), among Morris Publishing Group, LLC as Borrower ("MPG"), Morris Communications Company, LLC ("MCC"), the lenders party thereto, J.P. Morgan Securities, Inc. as Sole Lead Arranger and Sole Bookrunner, certain financial institutions party thereto as Co-Documentation Agents, and JPMorgan Chase Bank, N.A., as Administrative Agent (the "Existing Agent"). Pursuant to an Amendment, Resignation, Waiver, Consent and Appointment Agreement (collectively, the "Agency Transfer Agreement" and together with the Master Assignment, the "Transfer Documents"), the Existing Agent shall resign and be replaced by Tranche Manager, LLC (the "New Agent"), and all necessary or appropriate collateral actions will be taken to ensure that the New Agent has a first priority perfected security interest in all collateral under the Loan Documents (as defined in the Existing Credit Agreement), including, without limitation, the delivery of all possessory collateral to the New Agent and the assignment of all mortgages, control agreements and access agreements.

Exhibit A-16

Amended Credit Agreement: Contemporaneously with the closing under the Transfer Documents, the Existing Credit Agreement will be amended and restated (the "Amended Credit Agreement") to, among other things, (i) convert all existing loans under the Existing Credit Agreement into term loans, (ii) allocate such term loans among three tranches in the following aggregate principal amounts:

Designation	Aggregate Principal Amount
Tranche A Term Loans	$19,700,000
Tranche B Term Loans	6,800,000
Tranche C Term Loans	110,000,000

(iii) provide that all payments (other than payments on account of PIK Interest (as defined below) that are added to the principal balance of such loan) under the Amended Credit Agreement shall be applied first, to the Tranche A Term Loans until paid in full, second, to the Tranche B Term Loans until paid in full and third, to the Tranche C Term Loans, (iv) as a material inducement for Newco's acquisition of the loans and the subsequent transfers of the Tranche B Term Loans and Tranche C Term Loans to affiliates of the Borrower as described in the structure chart attached hereto as Exhibit A (the "Structure Chart"), allow for the disposition of MCC Outdoor, LLC, a Georgia limited liability company ("Fairway") to FMO Holdings, LLC ("FMO", in which MCC Outdoor Holdings, LLC ("Outdoor Holdings"), an affiliate of MCC, will own a minority interest) and Magic Media, Inc. will own the majority interest pursuant to the Contribution Agreement (as defined below), including the release of Fairway from its obligations as a guarantor and grantor under the Loan Documents, the release of liens on all collateral owned by Fairway and the release of Outdoor Holding's pledge as collateral of its equity interest in Fairway (collectively, the "Fairway Release"), (v) provide for, upon the contribution of Fairway by Outdoor Holding (a current guarantor and grantor under the Loan Documents) to FMO in accordance with the terms of that certain Contribution Agreement, dated as of August 7, 2009, by and among Magic Media, Inc., Outdoor Holding and FMO (the "Contribution Agreement"), a pledge of all of the membership interest in FMO that will be held by Outdoor Holding (the "FMO Pledge"), (vi) provide for the deposit of the notes evidencing the Tranche C Term Loans obtained by MCC and its affiliates in connection with the Contribution Agreement into a third-party escrow account as requested by the ad hoc committee of holders (the "Ad Hoc Committee") of more than 75% of the principal amount outstanding of the Existing Notes (as defined below) in accordance with the terms of that certain Escrow Agreement (the "Escrow Agreement") described in that certain Restructuring Term Sheet, dated as of September 23, 2009, by and among MPG, its subsidiaries and the Ad Hoc Committee (the "Restructuring Term Sheet"), and (vii) provide for the other terms and conditions set forth herein.

Exhibit A-17

Lenders Under Amended Credit Agreement (the "Lenders"):	Tranche A Term Loans: Newco shall hold $19.7M (100%)
	Tranche B Term Loans: Newco shall initially hold $6.8M, which shall be transferred in accordance with the terms of the Structure Chart to MPG Revolver Holdings, LLC ("Revolver Holdings"), an affiliate of MPG (100%)
	Tranche C Term Loans: Newco shall initially hold $110M, which shall be transferred in accordance with the terms of the Structure Chart, and ultimately, the following entities affiliated with MPG shall hold the Tranche C Term Loans:
	(1) Morris Communications Company, LLC shall hold $85.8M (78%)
	(2) Revolver Holdings shall hold $24.2M (22%)
	Except in the case of the Tranche C Term Loans as provided pursuant to the Escrow Agreement, none of the holders of the Tranche C Term Loans or the Tranche B Term Loans will be permitted to transfer their interest without the prior written consent of the New Agent, which consent may be withheld in its sole discretion.
Payment Priorities Under Amended Credit Agreement	Notwithstanding anything to the contrary contained herein, all payments (other than payments on account of paid-in-kind interest ("PIK Interest") that are added to the principal balance of such loans), and any other proceeds, of the Tranche B Term Loans and Tranche C Term Loans, however received (including as a result of the bankruptcy of the Borrower, MCC or any of their respective affiliates), shall be paid to the holders of the Tranche A Term Loans until paid in full.
	On and after the Notes Refinancing Effective Date (as defined below), all payments with respect to the Tranche B Term Loans and the Tranche C Term Loans shall be subject to any requirements applicable thereto pursuant to any agreement entered into with respect to the Senior Subordinated Notes Refinancing (as defined below) that is binding on the Tranche B Term Loan Lenders or the Tranche C Term Loan Lenders that establishes agreements with respect to the relative priority of payment and collateral sharing with respect to the Tranche B Term Loans, the Tranche C Terms Loans, and the New Notes, as applicable.
Agent	At any time the Tranche A Term Loans are repaid in full, the New Agent, unless otherwise specified by such New Agent in writing, shall cease to act as agent under the Amended Credit Agreement, and shall be succeeded by Revolver Holdings (or its designee).

Borrower:	Morris Publishing Group, LLC
Guarantors:	MCC and all wholly-owned, domestic Subsidiaries (as defined in the Existing Credit Agreement) of MCC (other than Fairway) and the Borrower (together with MCC, collectively, the "Guarantors").
Collateral:	Except for the assets subject to the Fairway Release, the Amended Credit Agreement shall be secured by a perfected first priority security interest in the assets currently securing the Existing Credit Agreement, including, (a) substantially all personal property of the Borrower and the Guarantors, (b) certain material real estate interests of the Borrower and the Guarantors, (c) the equity interests in the Borrower and MCC, and (d) the FMO Pledge, provided, however, that the FMO Pledge shall only secure the obligations under the Tranche A Term Loans (collectively, the "Collateral").
	No other liens shall exist on the Collateral other than (i) customary permitted liens as currently permitted under the Existing Credit Agreement, and (ii) with respect to a portion of the Collateral owned by the Borrower and its Subsidiaries that are Guarantors, a second priority security interest that may be granted to secure (i) $100,000,000 principal amount of New Notes proposed to be issued in exchange for the Existing Notes and (ii) on and after the issuance of the New Notes, the Tranche B Term Loans (which loans shall cease at such time to be secured by the Collateral that secures the outstanding obligations under the Amended Credit Agreement).
	Upon the occurrence of an Event of Default (as defined below), New Agent may foreclose on the Collateral, except that New Agent shall not foreclose on the Collateral of MCC and its subsidiary Guarantors until the earliest to occur of (a) the Borrower failing to make any interest payment required under the Amended Credit Agreement, (b) from and after the date that is seven (7) months after the Closing Date (as defined below), any Event of Default shall occur and/or be continuing, (c) MCC or any of its subsidiaries shall commence a voluntary case under the Bankruptcy Code or file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or composition or readjustment of debts, and (d) a proceeding shall be commenced against MCC or any of its subsidiaries with or without such entity's consent, in any court of competent jurisdiction, under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding shall continue undismissed for a period of 60 or more days. Any event described in clauses (a) through (d) shall be referred to as an "MCC Foreclosure Event."
FMO Pledge:	Outdoor Holding shall pledge its entire equity interest in FMO (representing a 32% interest) to New Agent for the exclusive benefit of the New Agent and the Tranche A Term Loan Lenders.
	Without limiting the other remedies available upon the occurrence of an event of default or an MCC Foreclosure Event, New Agent may foreclose on the FMO Pledge upon the occurrence of an MCC Foreclosure Event.. The debt shall be discharged to the extent of the fair market value realized by the Tranche A Term Loan Lenders in respect of the assets securing the FMO Pledge.
Maturity Date:	Two years after closing, with two 6-month extension options (the "Maturity Date"), provided, however, if the documentation in respect of the New Notes requires that the Tranche A Term Loans be refinanced on or prior to a certain date (the "Required Refinance Date"), the maturity date of the Tranche A Term Loans shall be the earlier of (a) the Maturity Date and (b) the Required Refinance Date.

Exhibit A-19

Interest Rate:	Tranche A Term Loans: 15% payable monthly in arrears (to be increased to 17.5% for first extension option and 20% for second extension option) Tranche B Term Loans: 15% Tranche C Term Loans: 5% Interest on the Tranche B Term Loans and Tranche C Term Loans shall not be paid in cash, but will be added to, and increase, the outstanding principal balances of respective loans (i.e., PIK Interest). Default interest: 4% plus applicable rate. For Tranche B Term Loans and Tranche C Term Loans, default interest shall be PIK Interest.
Commitment Fees	No commitment fees shall be payable under the Amended Credit Agreement.

Fees:	$100,000 fee payable annually in advance to New Agent (the "Administrative Fee").
	In the event of any prepayment of the Tranche A Term Loan prior to the second anniversary of the Closing Date, a prepayment fee shall become due in the amounts set forth below (the "Prepayment Fee"):
	    (1) during the first year of the loan, a fee equal to 7.5% of such prepayment amount less the aggregate amount of interest paid in cash on such amount during the period between the Closing Date and the date of such payment, and
	    (2) during the second year of the loan, a fee equal to (a) the amount of interest which would have accrued in respect of such prepayment amount as if such amount had remained outstanding at all times during the second year of the loan less (b) the aggregate amount of interest paid in cash on such principal prepayment amount during the period between the first anniversary of the Closing Date and the date of such prepayment. With respect to the Prepayment Fee, the obligation of the Borrower and its Subsidiaries shall be limited to an aggregate amount of not more than $300,000, with any excess Prepayment Fee obligations being liabilities of MCC and its Subsidiaries.

Exhibit A-20

Amortization:	None.
Mandatory Prepayments:	On a quarterly basis (or following the issuance of the New Notes, such more frequent basis as shall be required by the New Notes), all excess cash flow (to be defined) will be applied to reduce outstanding borrowings, with funds applied to the different tranches in accordance with the payment priorities for application of payments described above.
	Other mandatory prepayments as may be required as a condition to the consummation of the Senior Subordinated Notes Refinancing pursuant to the Restructuring Term Sheet or that certain Plan Support Agreement, described in the Restructuring Term Sheet, between the Borrower and the Ad Hoc Committee (the "Plan Support Agreement").
Financial Covenants	Senior Cash Flow Ratio not to exceed 2.00 to 1.
	Cash Flow Ratio not to exceed 5.50 to 1.
	Fixed Charge Ratio not to be less than 1.05 to 1.
	Interest Coverage Ratio not to be less than (i) 2.25 to 1 for each four quarter period ending in 2009 and (ii) 2.00 to 1 thereafter.
	Other financial covenants applicable pursuant to the New Notes, the Restructuring Term Sheet, or the Plan Support Agreement.
	The definitions for the defined terms used above shall be similar to the definitions in the Existing Credit Agreement, provided, however, that the definition of Interest Expense referred to in the definition of Interest Coverage Ratio shall exclude PIK interest.
	In addition, until the earlier to occur of (a) the date that is seven (7) months following the Closing Date, and (b) the consummation of Senior Subordinated Notes Refinancing, the financial covenants shall be calculated as if the Senior Subordinated Notes Refinancing has been consummated pursuant to assumptions to be specified in the Amended Credit Agreement.

Affirmative Covenants: Similar to existing affirmative covenants, with modifications relating to the consummation of the Senior Subordinated Notes Refinancing and other modifications to be agreed.

Annual and quarterly financial statements shall be delivered to the New Agent, the lenders, and RSA FMO Holdings, LLC ("RSA").

No later than seven (7) months following the Closing Date, the holders of at least 99% of the currently outstanding 7% senior subordinated unsecured notes of the Borrower due 2013 (the "Existing Notes") must have exchanged, amended, refinanced or restructured their notes, including pursuant to a plan of reorganization pursuant to the Senior Subordinated Notes Refinancing described below.

If any covenants, events of default or mandatory prepayment events in the documentation related to the Senior Subordinated Notes Refinancing, including the Plan Support Agreement contemplated by the Restructuring Term Sheet, are either not included in the Amended Credit Agreement or are more restrictive or more favorable to the holders of the New Notes than the comparable provisions in the Amended Credit Agreement, the covenants in the Amended Credit Agreement shall automatically be amended to incorporate such provisions. Borrower will execute such documentation as the New Agent may reasonably request to evidence the incorporation of such provisions.

Exhibit A-22

Negative Covenants:	Similar to existing negative covenants, with modifications relating to the consummation of the Senior Subordinated Notes Refinancing and other modifications to be agreed, including that MPG, MCC and their subsidiaries that are Guarantors shall have no intercompany indebtedness other than indebtedness that is subordinated to the Tranche A Term Loans on customary terms such that no enforcement action will be permitted while any obligations under the Tranche A Term Loans are outstanding.

MPG shall be permitted to consummate an exchange, amendment, refinancing or restructuring of the Existing Notes (the "Senior Subordinated Notes Refinancing") for new senior subordinated second lien notes ("New Notes") secured by liens on the assets of MPG and its subsidiaries that are Guarantors. The terms of the New Notes shall be approved by the New Agent (which terms in any event shall not include a cross default to the Amended Credit Agreement), with the result that:

(1) No more than 1% of the Existing Notes may remain outstanding (with a maximum cash interest rate of 7% per annum payable quarterly in arrears);

(2) The aggregate principal amount of the New Notes shall not exceed $100,000,000 (if 100% of the Existing Notes are exchanged) with (prior to the payment in full of all obligations under the Tranche A Term Loans) a maximum cash interest rate of 5% payable quarterly in arrears and a maximum PIK Interest rate of 10% per annum compounded quarterly in arrears;

(3) The Tranche C Term Loans shall cease to be outstanding in accordance with the terms of the Escrow Agreement; and

(4) The Tranche B Term Loans shall cease to be secured by the liens securing the Amended Credit Agreement, and shall share in the second liens securing the New Notes on a pari passu basis.

The date on which the Senior Subordinated Notes Refinancing shall be consummated is referred to herein as the "Notes Refinancing Effective Date". On the Notes Refinancing Effective Date, the Trustee and the New Agent shall enter into an Intercreditor Agreement in a form agreed by the Ad Hoc Committee and the Tranche A Term Loan Lender prior to the Closing Date and attached to the Amended Credit Agreement.

In addition, that certain Forbearance Agreement, dated as of February 26, 2009, by and among MPG and Morris Publishing Finance Co. ("Morris Finance") as issuers, the guarantors party thereto and the Ad Hoc Committee (as amended through the date hereof, the "Forbearance Agreement"), shall not expire or terminate, and, except for amendments required in connection with the closing of the Amended Credit Agreement, shall not be amended without the consent of New Agent, except that such Forbearance Agreement may be subsequently extended without the consent of New Agent.

The New Agent shall have approval rights with respect to the Plan Support Agreement and the Amended Credit Agreement will require that the New Agent be given the rights and benefits conferred to the noteholders thereunder.

Exhibit A-23

Events of Default: In addition to the other events of default discussed herein, the Events of Default under the Amended Credit Agreement shall be similar to existing Events of Default, with modifications to be agreed, including, it shall be an immediate Event of Default if (1) the Borrower fails to make any payment of principal of or interest on any Loan when due, (2) in Newco's sole determination, there has been a diminution of value in the Collateral, including the assets subject to the FMO Pledge, (3) in Newco's sole determination, the Borrower is not making adequate progress to consummate the Senior Subordinated Notes Refinancing, (4) any term of the Amended Credit Agreement or any right or remedy of the holders of the Loans is avoided, nullified, set aside recharacterized, amended, modified, limited or stayed in any way without the prior written consent of the New Agent or such holder in connection with any bankruptcy proceeding in any manner, (5) following the Closing Date, the Forbearance Agreement terminates or the Forbearance Agreement is amended without the approval of New Agent, except that the Forbearance Agreement may be extended in accordance with the terms hereof and (6) a default occurs under the New Notes, the Plan Support Agreement or the Restructuring Term Sheet (collectively, the "Events of Default").

Waiver of Specified Defaults:	On the Closing Date, the Specified Defaults (as defined in Waiver No. 18 to the Credit Agreement, dated as of October 9, 2009) shall be waived, provided that such waiver shall expire immediately upon the termination of the Forbearance Agreement or the occurrence of certain related actions.
Amendments and Waivers:	All amendments, waivers and consents shall, unless otherwise delegated to the New Agent, require the consent of Lenders holding a majority of the Tranche A Term Loans.
Closing Date:	It is anticipated that the closing of the Transfer Documents and the Amended Credit Agreement shall take place on October 15, 2009 (the "Closing Date").
Closing Conditions:	It shall be a condition precedent to the consummation of the Amended Credit Agreement and the Transfer Documents, that (1) MCC as the sole member of Outdoor Holding shall amend Outdoor Holding's operating agreement and take other actions necessary or appropriate to establish Outdoor Holding as a special purpose entity and a bankruptcy remote entity to the satisfaction of Newco in its sole and absolute discretion and (2) holders of the Existing Notes shall enter into a consent agreement satisfactory to the New Agent.
	In addition, the Amended Credit Agreement shall be subject to customary closing conditions, including, without limitation, (1) delivery of an opinion of counsel of Hull, Towill, Norman, Barrett & Salley, counsel to MPG, in form and substance reasonably satisfactory to the New Agent and RSA regarding the Amended Credit Agreement and the related loan documents and, among other things, that the execution, delivery and performance of the Amended Credit Agreement and the related loan documents, including the Fairway Release, do not contravene the terms of that certain Indenture, dated as of August 7, 2003 (as amended by that certain First Supplemental Indenture, dated as of July 20, 2004, and as further amended or otherwise modified from time to time, the "Indenture"), by and among MPG, Morris Finance, the guarantors party thereto, and Wilmington Trust, N.A. as successor Trustee, or any related agreements or applicable law, or result in the imposition of liens upon the assets of Fairway, (2) delivery of a certificate by a responsible officer of (a) MCC and each of its subsidiary Guarantors certifying that after giving effect to the Amended Credit Agreement and the related transactions discussed herein such entities shall be solvent on a consolidated basis and (b) Outdoor Holding certifying that after giving effect to the Amended Credit Agreement and the related transactions discussed herein such entity shall be solvent.
Payment of Transaction Expenses:	All costs and expenses of the holder of the Tranche A Term Loans and the New Agent shall be paid by the Borrower.
Governing Law:	New York

AMENDMENT NO. 2 TO RESTRUCTURING TERM SHEET

This Amendment No. 2 to Restructuring Term Sheet (this "Amendment No. 2"), dated as of October 23, 2009, is entered into by and among Morris Publishing Group, LLC (along with its subsidiaries, "MPG" or the "Company") and the ad hoc committee of holders of, or as the case may be investment managers of discretionary accounts holding, the 7% Senior Subordinated Notes due 2013 (the "Ad Hoc Committee"). Capitalized terms used and not defined herein shall have the meaning attributed to such term in the Existing Restructuring Term Sheet (as defined below).

W I T N E S S E T H:

WHEREAS, on September 23, 2009, the Company and the Ad Hoc Committee entered into that certain Restructuring Term Sheet dated as of September 23, 2009 (the "September 23 Term Sheet"), as amended by that certain Amendment to Restructuring Term Sheet dated as of October 15, 2009 (the "October 15 Term Sheet Amendment", and the September 23 Term Sheet, as amended by the October 15 Term Sheet Amendment, the "Existing Restructuring Term Sheet").

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Amendments to Existing Restructuring Term Sheet. From and after the date hereof, the Existing Restructuring Term Sheet is hereby amended as follows:

(a) The "Plan Support Agreement" section is hereby amended and restated in its entirety as follows:

"The Company and the Ad Hoc Committee shall execute a plan support agreement (the "Plan Support Agreement") on reasonable and customary terms by October 27, 2009, or such later date as shall be agreed to by the Ad Hoc Committee."

Section 2. Reference to and Effect Upon the Existing Restructuring Term Sheet.

(a) Except as specifically amended hereby, the Company and the Ad Hoc Committee hereby acknowledges and agrees that all terms, conditions and covenants contained in the Existing Restructuring Term Sheet, as amended hereby, and all rights and obligations of the Company and the Ad Hoc Committee therein, shall remain in full force and effect. The Company and the Ad Hoc Committee hereby confirms that the Existing Restructuring Term Sheet, as amended hereby, is in full force and effect.

Section 3. Execution in Counterparts. This Amendment No. 2 may be executed and delivered in any number of counterparts (including delivery by facsimile or portable document format (PDF)), each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Exhibit A-26

Section 4. Integration. The Existing Restructuring Term Sheet as amended by this Amendment No. 2, together with the documents referenced therein and related exhibits, attachments, annexes and schedules, constitutes the sole and entire agreement of the parties to this Amendment No. 2 with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 5. Severability. Wherever possible, each provision of this Amendment No. 2 shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Amendment No. 2 shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment No. 2 or the Existing Restructuring Term Sheet.

Section 6. Applicable Law. This Amendment No. 2 shall be governed by and be construed and enforced in accordance with, the laws of the State of New York (including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law).

Section 7. Jurisdiction and Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS TERM SHEET; PROVIDED, HOWEVER THAT ANY BANKRUPTCY PROCEEDING MAY BE FILED IN THE SOUTHERN DISTRICT OF GEORGIA AND SHALL BE SUBJECT TO ANY APPLICABLE LAWS OF THE STATE OF GEORGIA.

Section 8. Headings. Section headings in this Amendment No. 2 are included herein for convenience of reference only and shall not constitute a part of this Amendment No. 2 for any other purposes.

Section 9. Confidentiality. The Company and each Holder (and their respective successors and assigns) shall not publicly disclose any information provided to them in connection with this Amendment No. 2 or the Existing Restructuring Term Sheet, nor shall they publicly disclose Annex A to this Amendment No. 2, except: (1) in any legal proceeding relating to this Amendment No. 2, provided that the Company and/or Holder, as applicable, shall use its best efforts to maintain the confidentiality of Annex A in the context of any such proceeding; (2) to the extent required by applicable law, rules, regulations promulgated thereunder, or obligations, including, without limitation, U.S. federal securities laws, as determined after consultation with legal counsel; (3) in response to an oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or other process, or a request from a government agency, regulatory authority or securities exchange; (4) that the Company may summarize this Amendment No. 2 in connection with a Form 8-K filing (in lieu of filing this Amendment No. 2 as an exhibit thereto); and (5) that the Company may include this Amendment No. 2 as an exhibit to the Company's Form 10-K for the year ending December 31, 2009; provided, however, that the Company shall not include Annex A in any such filing and shall only disclose Annex A if specifically required to do so by the Securities and Exchange

       Section 10. Commission ("<u>SEC</u>") after taking all reasonable steps to resist disclosure, including requesting that <u>Annex A</u> be accorded confidential treatment by the SEC; <u>provided</u> that in the case of clauses (2), (3) or (5) above the disclosing party provides notice to the applicable Holder (promptly upon receipt of the subpoena or request so that the Holder may seek an appropriate protective order or waive the Company's requirement for compliance with this <u>Section 9</u>), unless such notice would be prohibited by law. The Company will not oppose any reasonable action by the applicable Holder to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the information contained therein. If the applicable Holder chooses to oppose the production of such information, it does so at its own expense. Responding to any such subpoena or other request, after providing notice as set forth herein, shall not be deemed to be a breach of any provision of this Amendment No. 2. Notwithstanding anything to the contrary in this <u>Section 9</u>, the Company may: (i) disclose the aggregate principal amount of Notes held by the Holders executing this Amendment No. 2, taken as a whole and without reference to the names of the Holders constituting such amount; and (ii) provide the Trustee with the executed copy of this Amendment No. 2 that includes the individual signature pages of each of the Holders, but only in the event that the Company first obtain the Trustee's written consent not to publicly disclose any information relating to the individual holdings of each Holder.

AMENDMENT NO. 3 TO RESTRUCTURING TERM SHEET

This Amendment No. 3 to Restructuring Term Sheet (this "Amendment No. 3"), dated as of October 27, 2009, is entered into by and among Morris Publishing Group, LLC (along with its subsidiaries, "MPG" or the "Company") and the ad hoc committee of holders of, or as the case may be investment managers of discretionary accounts holding, the 7% Senior Subordinated Notes due 2013 (the "Ad Hoc Committee"). Capitalized terms used and not defined herein shall have the meaning attributed to such term in the Existing Restructuring Term Sheet (as defined below).

W I T N E S S E T H:

WHEREAS, on September 23, 2009, the Company and the Ad Hoc Committee entered into that certain Restructuring Term Sheet dated as of September 23, 2009 (the "September 23 Term Sheet"), as amended by that certain Amendment to Restructuring Term Sheet dated as of October 15, 2009 (the "October 15 Term Sheet Amendment") and Amendment No. 2 to Restructuring Term Sheet dated as of October 23, 2009 (the "October 23 Term Sheet Amendment", and the September 23 Term Sheet, as amended by the October 15 Term Sheet Amendment and the October 23 Term Sheet Amendment, the "Existing Restructuring Term Sheet").

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Amendments to Existing Restructuring Term Sheet. From and after the date hereof, the Existing Restructuring Term Sheet is hereby amended as follows:

(a) The "Plan Support Agreement" section is hereby amended and restated in its entirety as follows:

"The Company and the Ad Hoc Committee shall execute a plan support agreement (the "Plan Support Agreement") on reasonable and customary terms by October 30, 2009, or such later date as shall be agreed to by the Ad Hoc Committee."

(b) The first sentence of the "Solicitation and Filing" section is hereby amended and restated as follows:

"The Company shall commence the solicitation process in accordance with applicable securities laws on or before November 6, 2009."

Section 2. Reference to and Effect Upon the Existing Restructuring Term Sheet.

(a) Except as specifically amended hereby, the Company and the Ad Hoc Committee hereby acknowledges and agrees that all terms, conditions and covenants contained in the Existing Restructuring Term Sheet, as amended hereby, and all rights and obligations of the Company and the Ad Hoc Committee therein, shall remain in full force and effect. The

Exhibit A-29

(b) Company and the Ad Hoc Committee hereby confirms that the Existing Restructuring Term Sheet, as amended hereby, is in full force and effect.

Section 3. Execution in Counterparts. This Amendment No. 3 may be executed and delivered in any number of counterparts (including delivery by facsimile or portable document format (PDF)), each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 4. Integration. The Existing Restructuring Term Sheet as amended by this Amendment No. 3, together with the documents referenced therein and related exhibits, attachments, annexes and schedules, constitutes the sole and entire agreement of the parties to this Amendment No. 3 with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 5. Severability. Wherever possible, each provision of this Amendment No. 3 shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Amendment No. 3 shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Amendment No. 3 or the Existing Restructuring Term Sheet.

Section 6. Applicable Law. This Amendment No. 3 shall be governed by and be construed and enforced in accordance with, the laws of the State of New York (including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law).

Section 7. Jurisdiction and Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS TERM SHEET; PROVIDED, HOWEVER THAT ANY BANKRUPTCY PROCEEDING MAY BE FILED IN THE SOUTHERN DISTRICT OF GEORGIA AND SHALL BE SUBJECT TO ANY APPLICABLE LAWS OF THE STATE OF GEORGIA.

Section 8. Headings. Section headings in this Amendment No. 3 are included herein for convenience of reference only and shall not constitute a part of this Amendment No. 3 for any other purposes.

Section 9. Confidentiality. The Company and each Holder (and their respective successors and assigns) shall not publicly disclose any information provided to them in connection with this Amendment No. 3 or the Existing Restructuring Term Sheet, nor shall they publicly disclose Annex A to this Amendment No. 3, except: (1) in any legal proceeding relating to this Amendment No. 3, provided that the Company and/or Holder, as applicable, shall use its best efforts to maintain the confidentiality of Annex A in the context of any such proceeding; (2) to the extent required by applicable law, rules, regulations promulgated thereunder, or obligations, including, without limitation, U.S. federal securities laws, as determined after

Exhibit A-30

Section 10. consultation with legal counsel; (3) in response to an oral question, interrogatory, request for information or documents, subpoena, civil investigative demand or other process, or a request from a government agency, regulatory authority or securities exchange; (4) that the Company may summarize this Amendment No. 3 in connection with a Form 8-K filing (in lieu of filing this Amendment No. 3 as an exhibit thereto); and (5) that the Company may include this Amendment No. 3 as an exhibit to the Company's Form 10-K for the year ending December 31, 2009; provided, however, that the Company shall not include Annex A in any such filing and shall only disclose Annex A if specifically required to do so by the Securities and Exchange Commission ("SEC") after taking all reasonable steps to resist disclosure, including requesting that Annex A be accorded confidential treatment by the SEC; provided that in the case of clauses (2), (3) or (5) above the disclosing party provides notice to the applicable Holder (promptly upon receipt of the subpoena or request so that the Holder may seek an appropriate protective order or waive the Company's requirement for compliance with this Section 9), unless such notice would be prohibited by law. The Company will not oppose any reasonable action by the applicable Holder to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to the information contained therein. If the applicable Holder chooses to oppose the production of such information, it does so at its own expense. Responding to any such subpoena or other request, after providing notice as set forth herein, shall not be deemed to be a breach of any provision of this Amendment No. 3. Notwithstanding anything to the contrary in this Section 9, the Company may: (i) disclose the aggregate principal amount of Notes held by the Holders executing this Amendment No. 3, taken as a whole and without reference to the names of the Holders constituting such amount; and (ii) provide the Trustee with the executed copy of this Amendment No. 3 that includes the individual signature pages of each of the Holders, but only in the event that the Company first obtain the Trustee's written consent not to publicly disclose any information relating to the individual holdings of each Holder.

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of [_____], 2009 (this "Second Supplemental Indenture"), by and between Morris Publishing Group, LLC, a Georgia limited liability company (the "Company" or "Morris Publishing"), Morris Publishing Finance Co., a Georgia corporation, ("Morris Finance," and together with Morris Publishing, each an "Issuer" and together, the "Issuers"), the subsidiaries of Morris Publishing signatory hereto (the "Guarantors"), and Wilmington Trust Company FSB, a Delaware banking corporation, as successor trustee (the "Trustee"), under the Indenture (the "Original Indenture"), dated as of August 7, 2003 among the Issuers, the Guarantors and Wachovia Bank, National Association, a national banking association, as trustee (the "Original Trustee"), as amended by the First Supplemental Indenture, dated as of July 20, 2004, between the Issuers, the Guarantors and the Original Trustee (the Original Indenture together with such First Supplemental Indenture, the "Indenture"). Each capitalized term used in this Second Supplemental Indenture and not otherwise defined herein shall have the meaning assigned to such term in the Indenture.

WITNESSETH:

WHEREAS, the Issuers have heretofore executed and delivered to the Trustee the Original Indenture providing for the issuance of 7% Senior Subordinated Notes due 2013 (the "Notes");

WHEREAS, Section 9.2 of the Indenture provides that the Issuers and the Trustee may amend or supplement the Indenture and the Notes, in each case, with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (the "Requisite Consents");

WHEREAS, the Company has initiated an exchange offer with respect to the outstanding Notes (the "Exchange Offer"), upon the terms and subject to the conditions set forth in the Exchange Offer Memorandum and Consent Solicitation Statement, dated [_____], (as the same may be amended, supplemented or modified, the "Offering Memorandum");

WHEREAS, in connection with the Exchange Offer, the Issuers have proposed the amendments set forth herein (the "Proposed Amendments") to the Indenture and the Notes;

WHEREAS, the Exchange Offer is conditioned upon, among other things, the Proposed Amendments receiving the Requisite Consents, with the effectiveness of such Proposed Amendments being subject to the acceptance by the Issuers for exchange of the Notes tendered in the Exchange Offer and the payment of the [Consideration for Tenders] (as defined in the Offering Memorandum) by the Issuers, in each case, in accordance with the terms and subject to the conditions contained in the Offering Memorandum (the "Acceptance");

WHEREAS, the Company has received and delivered to the Trustee the Requisite Consents to effect the Proposed Amendments;

WHEREAS, the Board of Directors of each Issuer has by resolution authorized the execution of this Second Supplemental Indenture; and

WHEREAS, the Issuers have provided an Officers' Certificate and an Opinion of Counsel to the Trustee with respect to this Second Supplemental Indenture, all in accordance with Section 9.2 of the Indenture.

NOW THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration the receipt of which hereby is acknowledged, and for the equal and proportionate benefit of the Holders of the Notes, the Issuers, the Guarantors and the Trustee hereby agree as follows:

Article I.

AMENDMENTS TO THE INDENTURE AND THE NOTES

1.1 <u>Amendment of Section 3.8 through 3.10</u>. Section 3.8 through 3.10 of the Indenture, inclusive, are hereby deleted in their entirety and each such Section is replaced with the following: "[Intentionally Omitted]".

1.2 <u>Amendment of Sections 4.3 through 4.20</u>. Sections 4.3 through 4.20 of the Indenture, inclusive, are hereby deleted in their entirety and each such Section is replaced with the following: "[Intentionally Omitted]".

1.3 <u>Amendment of Sections 5.1 and 5.2</u>. Sections 5.1 and 5.2 of the Indenture are hereby deleted in their entirety and such Sections are replaced with the following: "[Intentionally Omitted]".

1.4 <u>Amendment of Section 6.1</u>. Sections 6.1(3)-(8) of the Indenture are hereby deleted in their entirety and each such Section is replaced with the following: "[Intentionally Omitted]".

1.5 <u>Amendment of Section 6.2</u>. Section 6.2 of the Indenture is hereby deleted in its entirety and Section 6.2 is replaced with the following: "[Intentionally Omitted]".

1.6 <u>Amendment of Defined Terms</u>. All terms defined in Sections 1.1 and 1.2 of the Indenture and contained in the articles, sections and clauses of the Indenture deleted by this Article I of this Second Supplemental Indenture, but not otherwise used elsewhere in the Indenture, are hereby deleted in their entirety, *mutatis mutandis*.

1.7 <u>Amendment of Section References</u>. All references in the Indenture to the articles, sections and clauses of the Indenture deleted pursuant to this Article I of this Second Supplemental Indenture are hereby deleted in their entirety, *mutatis mutandis*.

1.8 <u>Amendment to Notes</u>. The Notes are hereby amended to delete or revise all provisions inconsistent with the amendments to the Indenture effected by this Article I of this Second Supplemental Indenture.

Article II.

EFFECTIVENESS

2.1 <u>Effectiveness of this Second Supplemental Indenture</u>. This Second Supplemental Indenture is entered into pursuant to and consistent with Section 9.2 of the Indenture, and nothing herein shall constitute a waiver, amendment, modification or deletion of any provision of the Indenture or the Notes requiring the approval of each Holder affected thereby pursuant to Section 9.2 of the Indenture. Upon the execution of this Second Supplemental Indenture by the Issuers, the Guarantors and the Trustee, the Indenture shall be amended and supplemented in accordance herewith, and this Second Supplemental Indenture shall form a part of the Indenture for all purposes and each Holder shall be bound thereby; <u>provided</u>, <u>however</u>, that the provisions of the Indenture and the Notes referred to in Article I above (such provisions being referred to as the "<u>Amended Provisions</u>") will remain in effect in the form they existed prior to the execution of this Second Supplemental Indenture, and the waivers, amendments, modifications and deletions to the Amended Provisions will not become operative, and the terms of the Indenture and the Notes will not be waived, amended, modified or deleted, in each case, unless and until the occurrence of the Acceptance.

Article III.

MISCELLANEOUS

3.1 <u>Continuing Effect on the Indenture</u>. Except as expressly provided herein, all of the terms, provisions and conditions of the Indenture and the Notes outstanding thereunder shall remain in full force and effect.

3.2 <u>Reference and Effect on the Indenture</u>. Following the Acceptance, each reference in the Indenture to "the Indenture," "this Indenture," "hereunder," "hereof" or "herein" shall mean and be a reference to the Indenture as supplemented by this Second Supplemental Indenture, unless the context otherwise requires.

3.3 <u>Governing Law</u>. This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

3.4 <u>Trustee Acceptance</u>. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The recitals contained herein shall be taken as the statements of the Issuers, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

Exhibit B-3

3.5 <u>Counterparts</u>. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

3.6 <u>Effect of Headings</u>. The Section headings herein are for convenience of reference only and shall not effect the construction hereof.

3.7 <u>Entire Agreement</u>. This Second Supplemental Indenture, together with the Indenture as amended hereby, contains the entire agreement of the parties, and supersedes all other representations, warranties, agreements and understandings between the parties, oral or otherwise, with respect to the matters contained herein and therein.

3.8 <u>Benefits of Second Supplemental Indenture</u>. Nothing in this Second Supplemental Indenture or the Indenture, express or implied, shall give to any person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture or the Second Supplemental Indenture.

3.9 <u>Trust Indenture Act Controls</u>. If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with another provision of this Second Supplemental Indenture or the Indenture that is required to be included by the TIA as in force at the date this Second Supplemental Indenture is effective, the provision required by the TIA shall control.

3.10 <u>Severability</u>. In case any one or more of the provisions of this Second Supplemental Indenture shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: [_____]

MORRIS PUBLISHING GROUP, LLC

By: _____
    Name: Craig S. Mitchell
    Title: Vice President, Finance

MORRIS PUBLISHING FINANCE CO.

By: _____
    Name: Craig S. Mitchell
    Title: Vice President, Finance

YANKTON PRINTING COMPANY
BROADCASTER PRESS, INC.
THE SUN TIMES, LLC
HOMER NEWS, LLC
LOG CABIN DEMOCRAT, LLC
ATHENS NEWSPAPERS, LLC
SOUTHEASTERN NEWSPAPERS COMPANY, LLC
STAUFFER COMMUNICATIONS, INC.
FLORIDA PUBLISHING COMPANY
THE OAK RIDGER, LLC
MPG ALLEGAN PROPERTY, LLC
MPG HOLLAND PROPERTY, LLC

By: _____
    Name: Craig S. Mitchell
    Title: Vice President, Finance

SOUTHWESTERN NEWSPAPERS COMPANY, L.P.

By: Morris Publishing Group, LLC
    its General Partner

By: _____
    Name: Craig S. Mitchell
    Title: Vice President, Finance

Exhibit B-5

EXHIBIT C

JOINDER

This **JOINDER**, dated as of [_____ __, 20__] (this "Joinder"), is entered into by [_____] (the "Joining Party").

    1. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in that certain Restructuring Support Agreement dated as of October 30, 2009 (the "Restructuring Support Agreement"), by and among Morris Publishing Group, LLC ("MPG"), Morris Publishing Finance Co. ("MPF", and together with MPG, the "Issuers"), the subsidiaries of MPG signatory thereto (the "Guarantors", and together with the Issuers, the "Company"), and the holders of (or authorized investment advisors or managers of discretionary accounts that hold) the 7% Senior Subordinated Notes due 2013 (the "Notes") signatory thereto (together with their respective successors and permitted assigns, the "Consenting Holders" and each, a "Consenting Holder").

    2. Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Restructuring Support Agreement, a copy of which is attached to this Joinder as Annex I (as the same has been or hereafter may be amended, restated or otherwise modified from time to time in accordance with the provisions thereof). The Joining Party shall hereafter be deemed to be a "Consenting Holder" and a "Party" for all purposes under the Restructuring Support Agreement.

    3. Representations and Warranties. With respect to the aggregate principal amount of Notes set forth below its name on the signature page hereof, the Joining Party hereby makes the representations and warranties of the Consenting Holders as set forth in Section 8(b) of the Agreement to each other Party to the Agreement.

    4. Governing Law. This Joinder shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

    5. Counterparts. This Joinder may be executed and delivered in any number of counterparts (including by facsimile or portable document format (PDF) signatures), each of which shall be deemed to be an original as against any party whose signature page appears thereon, and all of which shall together constitute one and the same agreement.

* * * * *

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Exhibit-C-1

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

Signature:
Name of Signing Person:
Title of Signing Person:

Notice Address:
Attention:
Fax:
Acknowledged:

MORRIS PUBLISHING GROUP, LLC
MORRIS PUBLISHING FINANCE CO.

By: _____
   Name:
   Title:

Exhibit-C-2

EXHIBIT D

INTERCREDITOR AND SUBORDINATION AGREEMENT

THIS INTERCREDITOR AND SUBORDINATION AGREEMENT, dated as of [_____], 2009 (this **"Agreement"**), is made by and among WILMINGTON TRUST FSB, in its capacity as trustee under the Indenture (as defined below) (together with its successors and assigns in such capacity, the "**Trustee**") and as collateral agent under the Subordinated Indebtedness Collateral Documents (as defined below) (together with its successors in such capacity, the **"Subordinated Lien Collateral Agent"**), the TRANCHE B LENDERS (as defined below) and TRANCHE MANAGER, LLC, in its capacity as administrative agent (together with its successors and assigns in such capacity, the **"Senior Lender Representative"**) for the Senior Lenders (as defined below) under the Credit Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Amended and Restated Credit Agreement, dated as of October 15, 2009 (the "**Credit Agreement**"), among Morris Publishing Group, LLC, a Georgia limited liability company (the "**Issuer**"), Morris Communications Company, LLC, a Georgia limited liability company ("**MCC**"), the lenders party thereto from time to time and the Senior Lender Representative, the lenders party thereto agreed, upon the terms and conditions stated therein, to make certain loans to the Issuer, the repayment of which is secured by, among other things, security interests in and liens on (i) the Collateral (as defined below) of the Issuer and all of its present and future Subsidiaries (the "**Subsidiary Guarantors**"), (ii) substantially all of the assets of MCC and each of its wholly-owned, domestic Subsidiaries MCC together with such Subsidiaries, the ("**MCC Obligors**") and (iii) the equity interests of the Issuer and MCC in accordance with the Pledge Agreements (as defined in the Credit Agreement) (the pledgors of such interests, together with the MCC Obligors, the "**Credit Facility Exclusive Obligors**"), including mortgages, instruments and guaranties executed and delivered in connection therewith by the Issuer and the Subsidiary Guarantors, and such other agreements, instruments and certificates entered into in connection with the Credit Agreement (collectively, the "**Loan Documents**");

WHEREAS, the Issuer and Morris Publishing Finance Co., a Georgia corporation ("**Morris Finance**," and together with the Issuer, the "**Notes Issuers**"), the guarantors named therein and the Trustee entered into that certain Indenture, dated as of the date hereof (the "**Indenture**"), whereby indebtedness was incurred by the Notes Issuers, the repayment of which is guaranteed by the Subsidiary Guarantors (other than Morris Finance) and secured on a second-priority basis by security interests in and liens on the Collateral of the Issuer and the Subsidiary Guarantors pursuant to the Subordinated Indebtedness Collateral Documents (as defined below);

WHEREAS, the Tranche A Lenders (as defined below) hold Senior Indebtedness (as defined below) that is senior in right of payment to the obligations of the Issuer and the Subsidiary Guarantors in respect of the Notes Indebtedness (as defined below) and the Tranche B Indebtedness (as defined below), and the Tranche B Lenders hold Tranche B Indebtedness that is junior in right of payment to the obligations of the Issuer and the Subsidiary Guarantors owing in respect of the Senior Indebtedness and *pari passu* in right of payment with the obligations owing in respect of the Notes Indebtedness;

Exhibit D-1

WHEREAS, the obligations in respect of the Tranche B Indebtedness are secured on a second-priority basis by security interests in and liens on the Collateral of the Issuer and the Subsidiary Guarantors pursuant to the Subordinated Indebtedness Collateral Documents;

WHEREAS, the Trustee, Tranche B Lenders and the Senior Lender Representative desire to enter into this Agreement concerning the priority in right of payment of the Senior Indebtedness and the Subordinated Indebtedness (as defined below);

WHEREAS, the Subordinated Lien Collateral Agent and the Senior Lender Representative desire to enter into this Agreement concerning the priority of their respective security interests in and liens on the Collateral;

WHEREAS, the Trustee, the Tranche B Lenders and the Senior Lender Representative desire that the Senior Indebtedness be senior in right of payment to the Subordinated Indebtedness in the manner and to the extent provided for in this Agreement;

WHEREAS, the Subordinated Lien Collateral Agent and the Senior Lender Representative desire that the priority of the security interests in and liens on the Collateral under the Credit Facility Loan Documents (as defined below) be senior in priority to the security interests in and liens on the Collateral under the Subordinated Indebtedness Collateral Documents in the manner and to the extent provided for in this Agreement;

WHEREAS, the rights and benefits of this Agreement in respect of the Senior Indebtedness are intended to accrue solely for the benefit of the Senior Lender Representative and the Senior Lenders, and neither the Tranche B Lenders nor any other lender under the Credit Agreement shall be entitled to any of the rights and benefits of this Agreement as a Senior Secured Party;

WHEREAS, the terms of the Credit Agreement permit the Issuer, Morris Finance and the other Subsidiary Guarantors to enter into the Indenture and the other Notes Documents, and in connection therewith, authorize and direct the Senior Lender Representative to enter into an intercreditor and subordination agreement in substantially the form and substance of this Agreement;

WHEREAS, the terms of the Indenture permit the Issuer, Morris Finance and the other Subsidiary Guarantors to enter into the Credit Facility Loan Documents and, in connection therewith, the terms of the Subordinated Indebtedness Collateral Documents authorize and direct the Subordinated Lien Collateral Agent to enter into an intercreditor and subordination agreement in substantially the form and substance of this Agreement; and

WHEREAS, pursuant to the Subordinated Indebtedness Collateral Documents, the Tranche B Lenders have authorized and directed the Subordinated Lien Collateral Agent, in its capacity as secured party under the Subordinated Indebtedness Collateral Documents, to enter into this Agreement on the terms set forth herein.

Exhibit D-2

NOW, THEREFORE, the Senior Lender Representative, the Subordinated Lien Collateral Agent , the Trustee and the Tranche B Lenders hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 <u>Definitions</u>. As used in this Agreement, the following terms shall have the respective meanings set forth below:

"Agreement" has the meaning set forth in the preamble.

"Bankruptcy Code" means Title 11 of the United States Code entitled "Bankruptcy," as now and hereinafter in effect, or any successor statute.

"Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

"Collateral" means assets, real or personal, tangible or intangible, wherever located, now owned or hereafter acquired by the Issuer or any Subsidiary Guarantor now or at any time hereafter subject to a Lien securing or purporting to secure any Senior Indebtedness or Subordinated Indebtedness, including all proceeds of such assets; <u>provided</u>, <u>however</u>, that in no event shall "Collateral" include the Credit Facility Exclusive Collateral or any proceeds thereof.

"Credit Agreement" has the meaning set forth in the recitals.

"**Credit Agreement Closing Date"** means October 15, 2009.

"Credit Facility Exclusive Collateral" means all property and assets of the Credit Facility Exclusive Obligors securing or purporting to secure the Senior Indebtedness. For the avoidance of doubt, "Credit Facility Exclusive Collateral" shall not include any property or assets of the Issuer, the Subsidiary Guarantors, or any of their respective Subsidiaries.

"Credit Facility Exclusive Obligor" has the meaning set forth in the recitals.

"Credit Facility Loan Documents" means the Credit Agreement and the Loan Documents.

"**Disposition**" means, with respect to any asset, any sale, lease, exchange, transfer or other disposition of such asset or any interest therein.

"Enforcement Action" means, with respect to any Party, (a) the commencement of any action or proceeding, whether judicial or otherwise, for the enforcement of such Party's rights and remedies with respect to the Collateral, and including commencement of any receivership, foreclosure proceedings or other actions against, or any other sale of, collection on, or disposition of, any Collateral, or any exercise of remedies with respect to the Collateral under the Subordinated Indebtedness Financing Documents or the Credit Facility Loan Documents, including any Insolvency Proceeding; (b) notifying any third-party account debtors of the Issuer

Exhibit D-3

or any Subsidiary Guarantor to make payment directly to such Party or to any of its agents or other Persons acting on its behalf; or (c) the exercise of any right of set-off against the Issuer or any Subsidiary Guarantor.

"Enforcement Event" means (a) a Notes Payment Default, (b) an Event of Default under the Notes Documents (other than a Notes Payment Default) and the acceleration by the Holders of the maturity of all the Notes in accordance with the terms of the Indenture or (c) the commencement of an Insolvency Proceeding with respect to the Issuer or any Subsidiary Guarantor.

"**Enforcement Event Notice**" has the meaning set forth in **Section 4.2**.

"**Entitled Party**" has the meaning set forth in **Section 5.1(a)**.

"Event of Default" means (i) in the case of the Senior Indebtedness, any "Event of Default" under any Credit Facility Loan Document and includes any other default under or breach of the Credit Facility Loan Documents that would entitle any Senior Secured Party to declare any Senior Indebtedness thereunder to be due and payable prior to its stated maturity, (ii) in the case of the Notes Documents, any "Event of Default" under any Notes Document and includes any other default under or breach of the Notes Documents that would entitle the Trustee to declare any Notes Indebtedness thereunder to be due and payable prior to its stated maturity, or (iii) in the case of the Tranche B Indebtedness, a Tranche B Event of Default.

"Financing Documents" means the Subordinated Indebtedness Financing Documents and the Credit Facility Loan Documents.

"**Governmental Authority**" means the government of the United States of America, or of any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Holders" means the holders of the Notes, solely in such capacity.

"**Indebtedness**" means the Senior Indebtedness or the Subordinated Indebtedness, as applicable.

"Indenture" has the meaning set forth in the recitals.

"Insolvency Proceeding" means any proceeding, whether voluntary or involuntary, for the purposes of dissolution, winding up, liquidation, arrangement or reorganization of the Issuer, any Subsidiary Guarantor, or their respective successors or assigns, whether in bankruptcy, insolvency, arrangement, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Issuer, any Subsidiary Guarantor, or their respective successors or assigns.

"**Issuer**" has the meaning set forth in the recitals.

"**Liens**" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property.

"**Lien Priority**" means, with respect to any Lien in and to the Collateral, the order of priority of such Lien as specified in **Sections 3.1** and **3.2**.

"**Loan Documents**" has the meaning set forth in the recitals.

"**MCC**" has the meaning set forth in the recitals.

"**MCC Obligors**" has the meaning set forth in the recitals.

"**Morris Finance**" has the meaning set forth in the recitals.

"**Notes**" means the notes issued under the Indenture.

"**Notes Documents**" means the Indenture, the Notes and the Subordinated Indebtedness Collateral Documents, and such other agreements, instruments and certificates executed and delivered (or issued) by the Issuer, the Subsidiary Guarantors or any of their respective Subsidiaries pursuant to the Indenture or any of the foregoing.

"**Notes Indebtedness**" means all present and future obligations, contingent or otherwise, of the Issuer and the Subsidiary Guarantors to the Subordinated Lien Collateral Agent, the Trustee and Holders, including all indebtedness, guarantee obligations, indemnities, fees, expenses, interest payments and other amounts payable from time to time, arising under or pursuant to the Notes Documents, including, in each case, interest, fees, costs and expenses accruing after the initiation of any Insolvency Proceeding (irrespective of whether allowed or recovered as a claim in such proceeding), and including the secured claims of the Subordinated Lien Collateral Agent, the Trustee and the Holders arising under or pursuant to the Notes Documents in respect of the Collateral in any Insolvency Proceeding.

"**Notes Issuers**" has the meaning set forth in the recitals.

"**Notes Payment Default**" means an Event of Default arising out of the failure to make any payment of any principal of, premium, if any, or interest, fees, costs and expenses on the Notes Indebtedness when such becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, after giving effect to any cure or grace period.

"**Other Default**" means an Event of Default described in clause (i) of the definition of Event of Default set forth herein (other than a Payment Default).

"**Party**" means the Subordinated Lien Collateral Agent, on its own behalf and on behalf of the Subordinated Lienholders, and the Senior Lender Representative, on its own behalf and on behalf of the Senior Lenders.

"**Payment Blockage Period**" has the meaning set forth in **Section 2.2(b)**.

"**Payment Default**" means an Event of Default arising out of the failure to make any payment of any principal of, premium, if any, or interest, fees, costs and expenses on the Senior Indebtedness when such becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, after giving effect to any cure or grace period.

"**Payment-In-Full**" means, as at any time of determination, the payment in cash (or otherwise to the extent the holders of the Indebtedness accept satisfaction of amounts due by settlement in a form other than cash) in full of the Senior Indebtedness (other than contingent obligations as to which no claim has been made at such time of determination) or the Subordinated Indebtedness (other than contingent obligations as to which no claim has been made at such time of determination), as the case may be.

"**Payment Blockage Notice**" has the meaning set forth in **Section 2.2(b)**.

"**Permitted Enforcement Action**" means, with respect to actions of each Subordinated Indebtedness Secured Party, (i) filing of a claim or statement of interest with respect to the Subordinated Indebtedness; provided that an Insolvency Proceeding has been commenced by or against the Issuer or any Subsidiary Guarantor; (ii) taking any action in order to create, perfect, preserve or protect its Lien on the Collateral; provided, that no such action is, or could reasonably be expected to be, inconsistent with the terms of this Agreement, including, without limitation, the automatic release of the Liens of the Subordinated Lien Collateral Agent provided for in **Section 5.3(a)**; (iii) filing any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the Subordinated Indebtedness Secured Parties, including any claims secured by the Collateral, if any, in each case, to the extent not inconsistent with the terms of this Agreement; (iv) voting on any plan of reorganization, filing any proof of claim, making other filings and making any arguments and motions with respect to the Subordinated Indebtedness and the Collateral, in each case, to the extent not inconsistent with the terms of this Agreement; (v) filing any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of any Subsidiary Guarantor arising under either any Insolvency Proceeding or applicable non-bankruptcy law, in each case, to the extent consistent with the terms of this Agreement; and (vi) exercising any of its rights or remedies with respect to the Collateral after the termination of the Standstill Period to the extent permitted by **Section 4.2(b)**.

"**Person**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"**Property**" means any right or interest in or to property of any kind whatsoever and whether tangible or intangible.

"**Refinance**" means, with respect to any Senior Indebtedness (or, to the extent permitted by **Section 4.7**, any Tranche B Indebtedness), to refinance, extend, renew, restructure (including by the amendment and restatement of any instrument or agreement evidencing such Indebtedness) or replace or to issue other indebtedness or commitments to provide indebtedness in exchange or replacement for, such Indebtedness or commitments to provide indebtedness, in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

"**Refinancing Notice**" has the meaning assigned to such term in **Section 4.7(c)**.

"**Replacement Collateral Agent**" has the meaning assigned to such term in **Section 4.7(c)**.

"**Replacement Credit Facility Obligations**" has the meaning assigned to such term in **Section 4.7(c)**.

"**Replacement Credit Facility Documents**" has the meaning assigned to such term in **Section 4.7(c)**.

"**Restricted Payment**" means any payment or distribution of any kind (by setoff or otherwise) with respect to Subordinated Indebtedness (other than the payment of the Trustee's fees and expenses pursuant to Section 7.7 of the Indenture), including the principal of, premium, if any, or interest on the Notes, or on account of the acquisition or redemption of the Notes (including any repurchase of the Notes), for cash or property (including, without limitation, pursuant to Article III of the Indenture.

"**Secured Liability**" means the Subordinated Indebtedness and the Senior Indebtedness.

"**Senior Indebtedness**" means all present and future obligations, contingent or otherwise, of the Issuer, the Subsidiary Guarantors, the Credit Facility Exclusive Obligors and any other obligor from time to time under the Credit Facility Loan Documents, to the Senior Lender Representative and the Senior Lenders, including all indebtedness, guarantee obligations, indemnities, fees, expenses, interest payments and other amounts payable from time to time, arising under or pursuant to the Credit Facility Loan Documents, including, in each case, interest, fees, costs and expenses accruing after the initiation of any Insolvency Proceeding (irrespective of whether allowed or recovered as a claim in such proceeding), and including the secured claims of the Senior Lender Representative and the Senior Lenders arising under or pursuant to the Credit Facility Documents in respect of the Collateral in any Insolvency Proceeding; provided, however that the aggregate principal amount of the Senior Indebtedness shall be limited to the Senior Indebtedness Cap Amount; and, provided, further, in no event shall any Tranche B Indebtedness be or be deemed to be "Senior Indebtedness".

"**Senior Indebtedness Cap Amount**" means, as of any date of determination, (i) the aggregate principal amount of the Tranche A Term Loan Commitments on the Credit Agreement Closing Date, *less* (ii) all payments of principal on the Tranche A Term Loans made prior to such date of determination, *plus* (iii) the aggregate principal amount of the Tranche B Term Loans on the Credit Agreement Closing Date, *plus* (iv) all paid-in-kind interest on the Tranche B Term Loans, which paid-in-kind interest has accrued or been added to the principal thereof, as applicable, prior to such date of determination; provided, however, this term Senior Indebtedness Cap Amount shall not include amounts described under clauses (iii) and (iv) above, unless and only to the extent that the Tranche B Term Loans are Refinanced in connection with and as a part of the Refinancing of the Tranche A Term Loans.

"**Senior Lenders**" means, collectively, the lender or lenders from time to time party to the Credit Agreement holding a Tranche A Term Loan Commitment or an outstanding Tranche A Term Loan (it being understood that, notwithstanding the incurrence of the Tranche B Indebtedness pursuant to the Credit Agreement, no Tranche B Lender shall constitute a Senior Lender for any purpose of this Agreement).

"**Senior Lender Representative**" has the meaning set forth in the preamble and, in any event, no Tranche B Lender nor any affiliate, representative, agent or attorney of a Tranche B Lender shall be a "Senior Lender Representative" other than the Administrative Agent (as defined in the Credit Agreement) (so long as the Administrative Agent is not a Tranche B Lender or an affiliate of a Tranche B Lender).

"**Senior Secured Parties**" means the Senior Lenders and the Senior Lender Representative.

"**Standstill Period**" has the meaning set forth in **Section 4.2(b)**.

"**Subordinated Indebtedness**" means the Notes Indebtedness and the Tranche B Indebtedness.

"**Subordinated Indebtedness Collateral Documents**" means the Subordinated Lien Security Agreement, any mortgage or deed of trust, and any other agreement, document or instrument pursuant to which a Lien is granted securing any Subordinated Indebtedness or under which rights or remedies with respect to such Liens are governed.

"**Subordinated Indebtedness Financing Documents**" means the Notes Documents and the Tranche B Loan Documents.

"**Subordinated Indebtedness Secured Parties**" means the Subordinated Lien Collateral Agent, the Trustee and the Subordinated Lienholders.

"**Subordinated Lien Collateral Agent**" has the meaning set forth in the preamble.

"**Subordinated Lienholders**" means the Holders and the Tranche B Lenders.

"**Subordinated Lien Security Agreement**" shall mean the [Security and Collateral Agency Agreement, dated as of _____ __], 2009, among the Issuer, the Subsidiary Guarantors, the Tranche B Lenders, the Trustee and the Subordinated Lien Collateral Agent].

"**Subsidiary**" means, for any Person, any corporation, limited liability company, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, limited liability company, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, limited liability company, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

"**Subsidiary Guarantors**" has the meaning set forth in the recitals.

"**Tranche A Lenders**" means, collectively, the lender or lenders from time to time party to the Credit Agreement holding a Tranche A Term Loan Commitment or an outstanding Tranche A Term Loan.

"**Tranche A Term Loan**" means each term loan made by a Tranche A Lender to the Issuer pursuant to the Credit Agreement.

"**Tranche A Term Loan Commitment**" means, with respect to each Tranche A Lender, the commitment, if any, of such Tranche A Lender under the Credit Agreement to make or continue one or more Tranche A Term Loans.

"**Tranche B Indebtedness**" means all present and future obligations, contingent or otherwise, of the Issuer and the Subsidiary Guarantors to the Tranche B Lenders, including all indebtedness, guarantee obligations, indemnities, fees, expenses, interest payments and other amounts payable from time to time, arising under or pursuant to the Tranche B Loan Documents, including, in each case, interest, fees, costs and expenses accruing after the initiation of any Insolvency Proceeding (irrespective of whether allowed or recovered as a claim in such proceeding), and including the secured claims of the Tranche B Lenders arising under or pursuant to the Tranche B Loan Documents in respect of the Collateral in any Insolvency Proceeding.

"**Tranche B Lenders**" means, collectively, the lender or lenders from time to time party to the Credit Agreement holding a Tranche B Term Loan Commitment or an outstanding Tranche B Term Loan.

"**Tranche B Loan Documents**" means the Credit Agreement, the Subordinated Indebtedness Collateral Documents, and such other agreements, instruments and certificates executed and delivered (or issued) by the Issuer, the Subsidiary Guarantors or any of their respective Subsidiaries for the benefit of the Tranche B Lenders pursuant to the Credit Agreement or any of the foregoing.

"**Tranche B Event of Default**" means (i) an event described in clause (a) of Article VII of the Credit Agreement in respect of a Tranche B Term Loan and (ii) any event constituting an "Event of Default" under the Notes.

"**Tranche B Term Loan**" means each term loan made by a Tranche B Lender to the Issuer pursuant to the Credit Agreement.

"**Tranche B Term Loan Commitment**" means, with respect to each Tranche B Lender, the commitment, if any, of such Tranche B Lender under the Credit Agreement to make or continue one or more Tranche B Term Loans.

"**Trustee**" has the meaning set forth in the preamble.

"**UCC**" means the Uniform Commercial Code as from time to time in effect in the State of New York.

"**Yield Maintenance Agreement**" means that certain letter agreement, dated October 15, 2009, among the Senior Lenders, MCC and certain Subsidiaries of MCC.

Section 1.2 <u>Miscellaneous</u>. All definitions herein (whether set forth herein directly or by reference to definitions in other documents) shall be equally applicable to both the singular and the plural forms of the terms defined. The words "hereof," "herein" or "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Article and section references are to articles and sections of this Agreement unless otherwise specified. The term "including" means "including without limitation." Unless the context requires otherwise, any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as amended, restated, extended, renewed, replaced, refinanced, supplemented or otherwise modified from time to time. <u>For clarity</u>, no use of the defined term "Credit Agreement" in this Agreement shall have the effect of subordinating the Senior Indebtedness in right of payment or lien priority to the Subordinated Indebtedness.

ARTICLE II
SUBORDINATION

Section 2.1 <u>Subordinated Indebtedness Subordinated to Senior Indebtedness</u>. The Subordinated Lien Collateral Agent, the Trustee, on behalf of the Holders, and each of the Tranche B Lenders, agrees that each Restricted Payment is subordinated, to the extent and in the manner provided in this Article II, to the prior Payment-In-Full of all Senior Indebtedness. These subordination provisions are for the benefit of the Senior Lenders.

Section 2.2 <u>No Payment on Subordinated Indebtedness in Certain Circumstances</u>.

(a) If a Payment Default has occurred, the Issuer may not, and each Subsidiary Guarantor may not, make any Restricted Payment, until the earlier to occur of (x) the date on which such Payment Default has been cured or waived or otherwise has ceased to exist and (y) the date on which the Payment-in-Full of all Senior Indebtedness has occurred.

(b) If an Other Default has occurred and such Other Default permits the Senior Lender Representative or the Senior Lenders to declare the Senior Indebtedness to be due and payable, then no Restricted Payment may be made by the Issuer or on behalf of the Issuer or by or on behalf of any Subsidiary Guarantor with respect to any Subordinated Indebtedness for a period of time (the **"Payment Blockage Period"**) commencing upon delivery by the Senior Lender Representative to the Issuer, the Tranche B Lenders, the Trustee and the Subordinated Lien Collateral Agent of written notice stating that such Other Default has occurred and is continuing and at the time of such notice permits the Senior Lender Representative or the Senior Lenders to declare the Senior Indebtedness to be due and payable

(c) (the **"Payment Blockage Notice"**) and continuing until the earlier to occur of (x) unless the Senior Indebtedness has been declared due and payable, 180 days after the date of delivery of such Payment Blockage Notice and (y) the date on which such Other Default has been cured or waived or otherwise has ceased to exist.

A Payment Blockage Notice shall be not given unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No Other Default that existed or was continuing upon the commencement of any Payment Blockage Period shall be made the basis for the commencement of any other Payment Blockage Period unless such Other Default shall have been cured or waived for a period of not less than 90 days (for purposes of this provision, any subsequent action, or any subsequent breach of any financial covenant for a period commencing after such Payment Blockage Notice that, in either case, would give rise to a new Other Default, even though it is an event that would also have been a separate breach pursuant to any provision under which a prior Other Default previously existed, shall constitute a new Other Default for this purpose). No more than five Payment Blockage Periods under this **Section 2.2(b)** may be initiated by the Senior Lender Representative or the Senior Lenders during the term of this Agreement. Notwithstanding anything in this **Section 2.2** to the contrary, (i) with respect to blockages initiated pursuant to an Other Default, the Issuer and the Subsidiary Guarantors may pay and Subordinated Lienholders may receive and retain any Restricted Payment before receipt of the Payment Blockage Notice, and (ii) interest will accrue on the Subordinated Indebtedness even if a Restricted Payment is blocked.

Section 2.3 [Intentionally Omitted].

Section 2.4 <u>Payments or Distributions to be Held in Trust for the Benefit of the Senior Secured Parties</u>. In furtherance of the provisions of **Section 2.1**, in the event that, notwithstanding the provisions of **Section 2.2** or **4.4**, any Restricted Payment shall be received by any Subordinated Indebtedness Secured Party at a time when such Restricted Payment is prohibited by **Section 2.2 or 4.4** or any payment or distribution of any Credit Facility Exclusive Obligor's assets shall be received by any Subordinated Indebtedness Secured Party, such payment or distribution shall be held in trust for the benefit of the Senior Secured Parties and shall be paid or delivered by such Subordinated Indebtedness Secured Party to the Senior Lender Representative for payment in accordance with the Credit Agreement to the Senior Secured Parties of any Senior Indebtedness then outstanding, to the extent necessary to pay or to provide for the payment of such Senior Indebtedness in cash or cash equivalents (or otherwise to the extent the Senior Secured Parties accept satisfaction of amounts due by settlement in other than cash or cash equivalents) after giving effect to any concurrent payment or distribution to the Senior Secured Parties.

Section 2.5 [Intentionally Omitted].

Section 2.6 <u>Relative Rights</u>. This Article II defines the relative rights of the Subordinated Indebtedness Secured Parties and the Senior Secured Parties. Nothing herein shall: (i) impair, as between the Issuer or any Subsidiary Guarantor and the Senior Secured Parties, the obligation of the Issuer or such Subsidiary Guarantor, which is absolute and unconditional, to pay the Senior Indebtedness in accordance with its terms; (ii) affect the relative rights of the Senior Secured Parties and creditors of the Issuer or such Subsidiary Guarantor other than their

Section 2.7 rights in relation to the Subordinated Indebtedness; or (iii) prevent the Senior Secured Parties or any of them from exercising available remedies upon a Default (as defined in the Credit Agreement) or Event of Default under the Credit Facility Loan Documents, subject to the rights of the Subordinated Indebtedness Secured Parties as provided for herein. Nothing herein shall: (x) impair, as between the Issuer or any Subsidiary Guarantor and the Subordinated Indebtedness Secured Parties, the obligation of the Issuer or such Subsidiary Guarantor, which is absolute and unconditional, to pay the Subordinated Indebtedness in accordance with its terms; (y) affect the relative rights of the Subordinated Indebtedness Secured Parties and creditors of the Issuer or any Subsidiary Guarantor other than their rights in relation to the Senior Secured Parties; or (z) except as provided for herein, prevent any Subordinated Indebtedness Secured Party from exercising its available remedies upon a Default (as defined in the Indenture) or Event of Default under the Subordinated Indebtedness Financing Documents, subject to the rights of the Senior Secured Parties as provided for herein.

Section 2.8 <u>Trustee Entitled to Assume Payments Not Prohibited in Absence of Notice</u>. The Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment to or by the Trustee unless and until the Trustee shall have received written notice thereof from the Issuer or from the Senior Lender Representative and, prior to the receipt of any such written notice, the Trustee, subject to the provisions of Sections 7.1 and 7.2 of the Indenture, shall be entitled in all respects conclusively to assume that no such fact exists.

Notwithstanding anything to the contrary in this Article II or in the Indenture or in the Notes, upon any distribution of assets of the Issuer and the Subsidiary Guarantors referred to in this Article II, the Trustee, subject to the provisions of 7.1 and 7.2 of the Indenture, and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the Persons entitled to participate in such distribution, the Senior Secured Parties and the holders of other Indebtedness of the Issuer or any Subsidiary Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article II so long as such court has been apprised of the provisions of, or the order, decree or certificate makes reference to, the provisions of this Article II.

Section 2.9 <u>Application by Trustee of Assets Deposited with It</u>. To the extent depositing amounts in trust with the Trustee pursuant to and in accordance with Article VIII of the Indenture is not prohibited by **Section 2.2** or **4.4,** such amounts shall, (a) be for the sole benefit of Holders and (b) to the extent the making of such deposit by any of the Notes Issuers shall otherwise (i) not be in contravention of any term or provision of the Credit Agreement and (ii) be allocated for the payment of the Notes, not be subject to the subordination provisions of this Article II. Otherwise, any deposit of assets with the Trustee or any paying agent, registrar or co-registrar (whether or not in trust) for the payment of principal of or interest on any Notes Indebtedness shall be subject to the provisions of **Sections 2.1**, **2.2**, **2.4**, **2.5** and **4.4**; *provided,* that, if on the date on which by the terms of the Indenture any such assets may become distributable for any purpose (including without limitation, the payment of either principal of or interest on any Note) the Trustee or such paying agent shall not have received with respect to

Section 2.10 such assets the written notice provided for in **Section 2.7**, then the Trustee or such paying agent shall have full power and authority to receive such assets and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it on or after such date.

Section 2.11 <u>Subordination Rights Not Impaired by Acts or Omissions of the Issuer, the Subsidiary Guarantors or Senior Secured Parties</u>. No right of any present or future Senior Secured Party to enforce the subordination provisions contained in this Article II shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer, any Subsidiary Guarantor or any Credit Facility Exclusive Obligor or by any act or failure to act, in good faith, by any such Senior Secured Party, regardless of any knowledge thereof which any such Senior Secured Party may have or be otherwise charged with.

The subordination provisions contained in this Agreement are for the benefit of the Senior Secured Parties. Neither the Tranche B Lenders nor any other lender under the Credit Agreement shall be entitled to any of the rights and benefits of this Agreement as a Senior Secured Party.

Section 2.12 <u>Holders Authorize Trustee to Effectuate Subordination of Notes</u>. Pursuant to the Indenture, each Holder of the Notes by its acceptance thereof authorized and expressly directed the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination provisions contained in this Article II and to protect the rights of the Holders pursuant to the Indenture, and appointed the Trustee his attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Issuer or any Subsidiary Guarantor (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Issuer or any Subsidiary Guarantor), the immediate filing of a claim for the unpaid balance of his Notes in the form required in said proceedings and cause said claim to be approved. In the event of any liquidation or reorganization of the Issuer or any Subsidiary Guarantor in bankruptcy, insolvency, receivership or similar proceeding, if the Holders of the Notes (or the Trustee on their behalf) have not filed any claim, proof of claim, or other instrument of similar character necessary to enforce the obligations of the Issuer or any Subsidiary Guarantor in respect of the Notes at least thirty (30) days before the expiration of the time to file the same, then in such event, but only in such event, the Senior Lender Representative on their behalf may, as an attorney-in-fact for such Holders, file any such claim, proof of claim, or other instrument of similar character on behalf of such Holders. Nothing herein contained shall be deemed to authorize the Trustee, the Senior Lenders or their respective representative to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee, the Senior Lenders or their respective representative to vote in respect of the claim of any Holder in any such proceeding.

Section 2.13 <u>Article II Not to Prevent Events of Default</u>. The failure to make a Restricted Payment on, or in respect of, the Subordinated Indebtedness by reason of any provision of this Article II shall not be construed as preventing the occurrence of a Default (as defined in the Indenture) or an Event of Default under the Subordinated Indebtedness Financing Documents.

Section 2.14 No Fiduciary Duty of Trustee and Senior Secured Parties of One to the Other.

(a) The Trustee, on the one hand, and each of the Senior Secured Parties, on the other hand, shall not be deemed to owe any fiduciary duty to each other. With respect to each other, the Senior Secured Parties and the Trustee undertake to perform or to observe only such of the covenants or obligations as are specifically set forth in this Article II and no implied covenants or obligations between them shall be read into this Agreement. In the event of any conflict between any duty of the Senior Lender Representative to the Senior Lenders and to the Subordinated Lienholders, the Senior Lender Representative is expressly authorized to resolve such conflict in favor of the Senior Lenders. In the event of any conflict between the fiduciary duty of the Trustee to the Subordinated Lienholders and to the Senior Lenders, the Trustee is expressly authorized to resolve such conflict in favor of the Subordinated Lienholders.

(b) The Trustee, for itself and on behalf of the Holders, and the Tranche B Lenders agree that none of the Senior Secured Parties shall have any liability to the Trustee or any Subordinated Lienholder, and hereby waive any claim against any of the Senior Secured Parties arising out of any and all actions which the Senior Lender Representative or any other Senior Secured Party may take or permit or omit to take with respect to (i) the Credit Facility Loan Documents (other than this Agreement), (ii) the collection of the Senior Indebtedness, (iii) the maintenance of, the preservation of, the foreclosure upon or the disposition of any Collateral, (iv) any election by the Senior Lender Representative or any other Senior Secured Party, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code or (v) any borrowing of, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code to, Issuer or any of its Subsidiaries, as debtor-in-possession.

ARTICLE III
LIEN PRIORITY

Section 3.1 Agreement to Subordinate Liens. The Subordinated Lien Collateral Agent hereby agrees that, until the Payment-In-Full of the Senior Indebtedness, any and all Liens now or hereafter held by the Subordinated Lien Collateral Agent for the benefit of itself and the Subordinated Lienholders on the Collateral securing the Subordinated Indebtedness are and shall be junior and subordinate in all respects to any and all Liens of the Senior Lender Representative on the Collateral securing the Senior Indebtedness, and irrespective of whether the rights of the Senior Lender Representative under this Article III shall be void and of no further force and the Liens of the Senior Lender Representative in and to the Collateral are avoided, disallowed, set aside or otherwise invalidated in any action or proceeding by a court, tribunal or administrative agency of competent jurisdiction. The subordination of the Liens of the Subordinated Lien Collateral Agent for the benefit of itself and the Subordinated Lienholders on the Collateral in favor of the Senior Lender Representative provided for herein shall not be deemed to (a) subordinate the Liens of the Subordinated Lien Collateral Agent to the Liens of any other Person other than the Senior Lender Representative for the benefit of the Senior

Section 3.2 Lenders, or (b) subordinate the Subordinated Indebtedness to any Indebtedness of the Issuer or any of the Subsidiary Guarantors, other than the Senior Indebtedness.

Section 3.3 <u>No Contest; Excluded Assets</u>. Each of the Parties, the Trustee and the Tranche B Lenders agrees that it will not (and hereby waives any right to) attack or contest or support any other person in attacking or supporting, in any proceeding (including any Insolvency Proceeding), the validity, perfection, priority or enforceability of the Liens of the Senior Lender Representative or the Subordinated Lien Collateral Agent, as applicable, or finance or urge any other Person to do so; <u>provided</u> <u>that</u> each Party may enforce its rights and privileges under this Agreement without being deemed to have violated this provision. Except as described in **<u>Sections 3.5</u>** and **<u>3.6</u>**, the terms and conditions of this Agreement shall not apply to any property or assets (including property or assets that do not constitute Collateral) that one Party has a Lien on and the other Party does not to the extent such Lien is not prohibited hereunder.

Section 3.4 <u>Exercise of Rights</u>.

(a) The Subordinated Lien Collateral Agent may exercise, and nothing herein shall constitute a waiver of, any right it may have at law or in equity to receive notice of, or to commence or join with any creditor in commencing any Insolvency Proceeding; <u>provided that</u>, until the Payment-In-Full of the Senior Indebtedness, the exercise of any such right by the Subordinated Lien Collateral Agent shall be (i) subject to the Lien Priority and the application of proceeds of Collateral under **<u>Section 4.4</u>**, and (ii) subject to the provisions of **<u>Sections 4.1</u>** and **<u>4.2</u>**.

(b) Notwithstanding any other provision hereof, the Subordinated Lien Collateral Agent and the Subordinated Lienholders may make such demands or file such claims as may be necessary to prevent the waiver or bar of such claims under applicable statutes of limitations or other statutes, court orders or rules of procedure.

Section 3.5 <u>Priority of Liens</u>. Notwithstanding the time, manner, order or method of grant, creation, attachment or perfection of any security interest in, or Lien upon, the Collateral, irrespective of the descriptions of Collateral contained in the Financing Documents, including any financing statements, and notwithstanding any provision of the UCC or any other applicable law, the provisions of any Financing Document, any defect or deficiency or alleged deficiency in any of the foregoing or any other circumstance whatsoever, the Parties, the Trustee and the Tranche B Lenders agree among themselves that Liens of the Subordinated Lien Collateral Agent and the Senior Lender Representative in the Collateral shall be governed by the Lien Priority, which shall be controlling in the event of any conflict between this Agreement and any of the Financing Documents.

Section 3.6 <u>Limitation on Liens</u>.

(a) The Subordinated Lien Collateral Agent, for itself and on behalf of the Subordinated Lienholders, agrees that, until the Payment-In-Full of the Senior Indebtedness, neither the Issuer nor any other Person shall grant or permit any additional Liens on any asset to secure any of the Subordinated Indebtedness; <u>provided</u>, <u>however</u>, that in the case of any assets

(b) (other than the Credit Facility Exclusive Collateral) such additional Liens may be granted if the Issuer or such other Person has granted, or substantially concurrently therewith grants, a Lien on such asset to secure the Senior Indebtedness with each such Lien to be subject to the provisions of this Agreement, including, without limitation, **Section 3.1**.

(c) The Senior Lender Representative, for itself and on behalf of the Senior Lenders, agrees that, until the Payment -In-Full of the Subordinated Indebtedness, neither the Issuer nor any other Person (other than a Credit Facility Exclusive Obligor) shall grant or permit any additional Liens on any asset (other than the Credit Facility Exclusive Collateral) to secure any of the Senior Indebtedness; provided, however, that in the case of any assets (other than the Credit Facility Exclusive Collateral) such additional Liens may be granted if the Issuer or such other Person has granted, or substantially concurrently therewith grants, a Lien on such asset to secure the Subordinated Indebtedness with each such Lien to be subject to the provisions of this Agreement, including, without limitation, **Section 3.1**.

(d) To the extent that **Section 3.5(a)** or **(b)** or **Section 3.6** is not complied with for any reason, without limiting any other right or remedy available to the Senior Secured Parties or the Subordinated Indebtedness Secured Parties, the Subordinated Lien Collateral Agent agrees, for itself and on behalf of the Subordinated Lienholders, and the Senior Lender Representative agrees, for itself and on behalf of the Senior Lenders, that any amounts received by or distributed to any Subordinated Indebtedness Secured Party or any Senior Secured Party pursuant to or as a result of any Lien granted and existing in contravention of this **Section 3.5** shall be subject to **Section 2.4**. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, the provisions of this **Section 3.5** are not intended to, nor shall they be deemed to, affect in any manner the enforceability against the Issuer, any Subsidiary Guarantor or any other Person of any such Lien granted and existing contrary to the terms of this **Section 3.5**.

Section 3.7 Credit Facility Exclusive Collateral. Notwithstanding anything to the contrary in this Agreement, the Subordinated Lien Collateral Agent, for itself and on behalf of the Subordinated Lienholders, acknowledges and agrees that the Subordinated Lien Collateral Agent and the Subordinated Lienholders shall have no rights with respect to the Credit Facility Exclusive Collateral or against any Credit Facility Exclusive Obligor, and in no event shall any of the obligations of the Senior Lender Representative or Senior Secured Parties under this Agreement with respect to the Collateral apply to the Credit Facility Exclusive Collateral.

ARTICLE IV
ACTIONS OF THE PARTIES

Section 4.1 Limitation on Certain Actions. Subject to **Sections 4.2** and **4.6**, until the date of the Payment-In-Full of the Senior Indebtedness, the Subordinated Lien Collateral Agent will not, without the prior written consent of the Senior Lender Representative, take any Enforcement Action.

Section 4.2 Standstill Period.

Section 4.3 Until the date of the Payment-In-Full of the Senior Indebtedness, if an Enforcement Event has occurred and is continuing, the Subordinated Lien Collateral Agent, on behalf of the Subordinated Lienholders, will give the Senior Lender Representative written notice thereof (an **"Enforcement Event Notice"**).

(a) Until the Payment-In-Full of the Senior Indebtedness and subject to the Lien Priority and the application of all proceeds of the Collateral in accordance with **Section 4.4**, whether or not any Insolvency Proceeding has been commenced by or against the Issuer or any Subsidiary Guarantor, (i) the Subordinated Lien Collateral Agent, the Holders (by their acceptance of the benefits of the Notes Documents) and the Tranche B Lenders (by their execution and delivery of this Agreement and the Subordinated Lien Security Agreement and acceptance of the benefits thereof) will not take an Enforcement Action; provided, however, that the Subordinated Lien Collateral Agent and the Holders may take an Enforcement Action in connection with an Enforcement Event after the passage of a period of 180 days since the date of delivery to the Senior Lender Representative of an Enforcement Event Notice (such period, the "**Standstill Period**"); provided, that with respect to any Enforcement Event Notice delivered solely in connection with an Enforcement Event constituting a Notes Payment Default, so long as such Notes Payment Default is then continuing; provided, further, that notwithstanding anything to the contrary herein, in no event shall the Subordinated Lien Collateral Agent or Holders take any Enforcement Action if, notwithstanding the expiration of the Standstill Period, the Senior Lender Representative shall have commenced and be diligently pursuing the exercise its rights or remedies (including any Enforcement Action) with respect to all or any material portion of the Collateral (prompt notice of such exercise to be given to the Subordinated Lien Collateral Agent); and (ii) subject to the rights of the Subordinated Lien Collateral Agent and the Holders under clause (i) above, the Senior Secured Parties shall have the exclusive right to enforce rights, exercise remedies and make determinations regarding release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Subordinated Lien Collateral Agent or the Subordinated Lienholders, and the Subordinated Lien Collateral Agent shall take any action reasonably requested by the Senior Lender Representative in order to effectuate any such enforcement, exercise, release or disposition. The Senior Lender Representative shall exercise its rights and remedies with respect to the Collateral in accordance with the terms of the Credit Facility Loan Documents and, after the Payment-In-Full of the Senior Indebtedness, the Subordinated Lien Collateral Agent shall exercise its rights and remedies with respect to the Collateral, in accordance with the Subordinated Indebtedness Collateral Documents. In exercising rights and remedies with respect to the Collateral, each Senior Secured Party (by its acceptance of the benefits of the Credit Facility Loan Documents) agrees that it may enforce the provisions of the Credit Facility Loan Documents and exercise remedies thereunder, all in such order and in such manner as it may determine in the exercise of its sole discretion, subject to acting in a commercially reasonable manner in accordance with the UCC and the terms of this Agreement and the Credit Facility Loan Documents. Such exercise and enforcement shall include, without limitation, the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, to credit bid their respective debt and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction and of a secured creditor under debtor relief laws. In exercising rights and remedies with respect to the Collateral when permitted hereunder, each Subordinated Indebtedness Secured Party (by its acceptance of the benefits of the applicable Subordinated Indebtedness Financing Documents)

(b) agrees that it may enforce the provisions of the applicable Subordinated Indebtedness Financing Documents and exercise remedies thereunder, all in such order and in such manner as it may determine in the exercise of their sole discretion, subject to acting in a commercially reasonable manner in accordance with the UCC and the terms of this Agreement and the Subordinated Indebtedness Financing Documents. Such exercise and enforcement shall include, without limitation, the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, to credit bid their respective debt and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code of any applicable jurisdiction and of a secured creditor under debtor relief laws.

(c) Except as expressly provided for in this Agreement, nothing in this Agreement shall prevent the Parties hereto from exercising any other remedy, or taking any other action, under any of the Financing Documents; provided, however, that the Subordinated Lien Collateral Agent may not seek an injunction or similar remedy to prevent the Senior Lender Representative from enforcing or protecting the rights, claims, liens and interests of the Senior Lenders following an Event of Default under the Credit Agreement to the extent the foregoing is not prohibited by this Agreement.

(d) Notwithstanding anything herein to the contrary, each Subordinated Indebtedness Secured Party may take any Permitted Enforcement Action.

Section 4.4 Foreclosure. Any Party taking an Enforcement Action as permitted hereunder may enforce its applicable Financing Documents independently as to the Issuer and each Subsidiary Guarantor and independently of any other remedy or security such Party at any time may have or hold in connection with its applicable Secured Liabilities, and it shall not be necessary for such Party to marshal assets in favor of the other Party or any other Person or to proceed upon or against or exhaust any other security or remedy before proceeding to enforce the Financing Documents. Each of the Subordinated Lien Collateral Agent (until the Payment-In-Full of the Senior Indebtedness) and the Senior Lender Representative (until the Payment-In-Full of the Subordinated Indebtedness) expressly waives any right to require the other to marshal assets in its favor or to proceed against any Collateral provided by the Issuer or any Subsidiary Guarantor, or any other property, assets, or collateral provided by the Issuer, any Subsidiary Guarantor, or any other Person, and agrees that the Party taking such permitted Enforcement Action may proceed against the Issuer, any Subsidiary Guarantor, any Collateral or other property, assets, or other collateral provided by any of them or by any other Person, in such order as it shall determine in its sole and absolute discretion.

Section 4.5 Distribution. Each of the Parties, the Trustee and the Tranche B Lenders agrees that, upon any distribution as a result of an Enforcement Action, or the receipt of any other payment or distribution with respect to the Collateral or any other assets of the Issuer or any Subsidiary Guarantor, the proceeds thereof (including insurance and condemnation proceeds) shall be distributed in the order of, and in accordance with, the following priorities:

(a) FIRST:

(b) if the Enforcement Action is taken or entitled to be taken by the Senior Lender Representative, to the payment of all reasonable and documented out-of-pocket costs and expenses, commissions and taxes of the Senior Lender Representative incurred in connection with taking any such Enforcement Action or other realization, including all reasonable and documented expenses (including attorneys' fees and expenses), liabilities and advances made or incurred by the Senior Lender Representative in connection therewith; and

(i) if the Enforcement Action is taken and entitled to be taken hereunder by the Subordinated Lien Collateral Agent, to the payment of all reasonable and documented out-of-pocket costs and expenses, commissions and taxes of the Subordinated Lien Collateral Agent incurred in connection with taking any such Enforcement Action or other realization, including all reasonable and documented expenses (including attorneys' fees and expenses), liabilities and advances made or incurred by the Subordinated Lien Collateral Agent in connection therewith;

(c) SECOND, to the extent not previously paid, to the Senior Lender Representative, until the Payment-In-Full of the Senior Indebtedness; and

(d) THIRD, to the extent not previously paid, to the Subordinated Lien Collateral Agent for distribution pursuant to the Subordinated Indebtedness Collateral Documents, until the Payment-In-Full of all Subordinated Indebtedness.

Section 4.6 [Intentionally Omitted].

Section 4.7 Rights as Unsecured Creditors; Right to Required Payments. Except as expressly set forth in this Agreement, nothing shall limit or restrict the rights and remedies of the Subordinated Lien Collateral Agent or the Subordinated Lienholders as unsecured creditors of the Issuer or the Subsidiary Guarantors.

Section 4.8 Senior Lenders' and Holders' Consent to Certain Transactions; Effect of Refinancing of Senior Indebtedness.

(a) The Senior Secured Parties may amend, supplement and otherwise modify the Credit Facility Loan Documents or waive any term thereof, in each case, without the consent of the Subordinated Indebtedness Secured Parties; provided that such amendment, supplement, modification or waiver does not (i) increase the aggregate principal amount of the loans then outstanding under the Credit Agreement (other than any amendment which has effect of capitalizing interest or fees accruing under the Credit Agreement by adding such amounts to the principal amount thereunder), (ii) increase the "Tranche A Fixed Rate" or the "Tranche B Fixed Rate" (in each case, as defined in the Credit Agreement) or any other applicable rate of interest, (iii) amend or modify the requirement that interest on the Tranche B Term Loans be PIK Interest (as defined in the Credit Agreement), (iv) amend or modify **Section 2.10(c)** of the Credit Agreement in a manner increases the default interest rate with respect to the Tranche B Term Loans, or causes it to accrue at any time when default interest is not permitted to accrue under the Notes Documents, (v) amend or modify the definition of "Tranche B/C Event of Default" (as defined in the Credit Agreement), (vi) amend or modify the Credit Facility Loan Documents in a manner that confers additional material rights or remedies in favor of the Tranche B Lenders;

(b) provided, however, that the following amendments and modifications shall not violate this clause (vi): (A) amendments and modifications to representations and warranties or covenants (including related definitions), that (x) are not more restrictive or burdensome to the Issuer or any Subsidiary Guarantor, or (y) if more restrictive or burdensome to the Issuer or any Subsidiary Guarantor, do not relate to a provision that, if breached, would constitute a "Tranche B/C Event of Default", (B) amendments and modifications to Events of Default that do not change the definition of "Tranche B/C Event of Default", (C) amendments and modifications that are incorporated pursuant to the requirements of **Section 6.15** of the Credit Agreement or otherwise to conform to amendments and modifications made to any Notes Document, (D) amendments and modifications providing benefits to the Tranche B Lenders that are shared on a *pari passu* basis with the Holders, and (E) amendments and modifications to cure any ambiguity, defect or inconsistency of a technical nature (in each case, whether or not favorable to the Tranche B Lenders) in the Credit Facility Loan Documents, (vii) amend or modify Section 2.09(a) to increase the obligations of the Issuer or any Subsidiary Guarantor thereunder, or amend or modify the definition of "Borrower Fee Cap" (as defined in the Credit Agreement) or (viii) contravene the provisions of this Agreement; provided, however, that the limitations set forth in this **Section 4.7** shall not apply to any amendments or modifications relating solely to obligations of Credit Facility Exclusive Obligors or Credit Facility Exclusive Collateral.

(c) The Subordinated Lien Collateral Agent, the Trustee and the Holders may amend, supplement and otherwise modify the Notes Documents or waive any term thereof, in each case, without the consent of the Senior Secured Parties; provided that such amendment, supplement, modification or waiver does not (i) increase the principal amount then outstanding under the Notes Documents (other than any amendment which has effect of capitalizing interest or fees accruing thereunder by adding such amounts to the principal amount thereunder), (ii) increase the cash interest rate or any other applicable rate of interest that is paid in cash, (iii) amend or modify any covenant or event of default in any Notes Document in such a manner as to make such covenant or event of default materially more restrictive to, or materially increase the obligations of, the Issuer and the Subsidiary Guarantors or (iv) contravene the provisions of this Agreement. For clarity, no consent by the Senior Secured Parties to any such amendment, supplement, modification or waiver of any Notes Document will be required if such amendment, supplement, modification or waiver seeks to do only one or more of the following:

(i) amend the maturity date of the Notes to a date later than the date set forth in the Indenture and Notes as in effect on the date hereof, or decrease the amount of any scheduled principal amortization payment on or any interest rate applicable to the amounts owed on the Notes, or delete any mandatory prepayment provision with respect to the Notes;

(ii) delete or waive any Default (as defined in the Indenture) or Event of Default under the Indenture;

(iii) amend or modify any covenant in any Notes Document in such a manner as to make such covenant less restrictive to the Issuer and the Subsidiary Guarantors; or

(iv) cure any ambiguity, defect or inconsistency of a technical nature (in each case, whether or not favorable to the Notes Issuers) in the Notes Documents.

(d) If, (x) the Issuer Refinances the Senior Indebtedness substantially contemporaneously with the Payment-In-Full of such Senior Indebtedness (which Refinancing may also include a refinancing of the Tranche B Indebtedness substantially contemporaneously with the Payment-In-Full of such Tranche B Indebtedness), (y) such Refinancing is permitted by the terms of the Indenture and (z) the Issuer gives to the Subordinated Lien Collateral Agent written notice (the "**Refinancing Notice**") electing to apply the provisions of this **Section 4.7(c)** to such Refinancing, then (i) the Payment-in-Full of the Senior Indebtedness shall automatically be deemed not to have occurred for all purposes of this Agreement, (ii) the indebtedness incurred in connection with such Refinancing and all other obligations under or in connection with the loan, security, guarantee and credit documents evidencing such indebtedness (the **"Replacement Credit Facility Obligations"**) shall automatically be treated as Senior Indebtedness for all purposes of this Agreement, including for purposes of the Lien Priority and rights in respect of Collateral set forth herein; provided, however, that aggregate principal amount of such Replacement Credit Facility Obligations shall not exceed the Senior Indebtedness Cap Amount, as in effect immediately prior to such Refinancing, (iii) the credit agreement and other documents evidencing or relating to such Replacement Credit Facility Obligations, including security documents pursuant to which the Issuer or any Subsidiary Guarantor has granted a Lien to secure any Replacement Credit Facility Obligation (collectively, the "**Replacement Credit Facility Documents**"), shall automatically be treated as the Credit Agreement and the Credit Facility Loan Documents for all purposes of this Agreement, (iv) the collateral agent under the Replacement Credit Facility Documents (the "**Replacement Collateral Agent**") shall be deemed to be the Senior Lender Representative for all purposes of this Agreement, and (v) the lenders under the Replacement Credit Facility Documents shall be deemed to be the Senior Lenders for all purposes of this Agreement. Upon receipt of a Refinancing Notice, which notice shall include the identity of the Replacement Collateral Agent, the Subordinated Lien Collateral Agent and the Trustee shall promptly (x) enter into such documents and agreements (including amendments or supplements to this Agreement) as such Replacement Collateral Agent may reasonably request in order to provide to the Replacement Collateral Agent the rights, remedies and powers and authorities contemplated hereby, in each case consistent in all respects with the terms of this Agreement and (y) deliver to the Replacement Collateral Agent any Collateral of the type described in **Section 5.2** hereof held by the Subordinated Lien Collateral Agent together with any necessary endorsements (or otherwise allow the Replacement Collateral Agent to obtain control of such Collateral).

Section 4.9 Option to Purchase. Upon the acceleration of all of the Senior Indebtedness in accordance with the relevant Credit Facility Loan Documents (and without prejudice to the enforcement of the rights and remedies of the Senior Lender Representative or the other Senior Secured Parties with respect to the Collateral), the Holders shall have the option to purchase without recourse or warranty all, but not less than all, of the Senior Indebtedness outstanding at the time of such purchase and all other rights, obligations and claims of the Senior Secured Parties (each of the Senior Secured Parties so agreeing by its acceptance of the benefits of the Credit Facility Loan Documents other than the rights and benefits of the Senior Secured Parties under the Yield Maintenance Agreement), and, upon any such purchase, such Holders

Exhibit D-21

Section 4.10 shall assume and such Senior Lenders shall be relieved of all obligations under the Credit Facility Loan Documents (including, without limitation, any obligation to make loans), for a purchase price equal to the aggregate outstanding amount of all of the outstanding Senior Indebtedness, together with accrued and unpaid interest thereon and fees to the date of payment of such amount and all other amounts then payable to such Senior Lenders under the Credit Facility Loan Documents (including any prepayment fee, if any, that would become owing by the Issuer to the extent set forth in Section 2.09(a) of the Credit Agreement on the purchase date if the Credit Agreement were paid in full by the Issuer on such date, <u>provided</u>, that in no event shall the amount of any such prepayment fee included as part of the purchase price under this **Section 4.8** exceed the "Borrower Fee Cap" (as defined in the Credit Agreement as of the Credit Agreement Closing Date)); <u>provided</u>, that upon any such purchase, the Lien held by the Senior Lender Representative in and to the Credit Facility Exclusive Collateral and all obligations of the Credit Facility Exclusive Obligors under the Credit Facility Loan Documents that constitute Senior Indebtedness shall terminate and be released automatically, unconditionally, simultaneously and without further action, and to the extent reasonably requested in writing by the Issuer or any Credit Facility Exclusive Obligor, the Subordinated Lien Collateral Agent and the Holders will use commercially reasonable efforts to cooperate in providing any necessary or appropriate releases in furtherance of the foregoing. Each of the Senior Lenders agrees (i) that the Senior Lender Representative shall provide the Subordinated Lien Collateral Agent a copy of any acceleration notice at the time that such notice is provided to the Issuer and (ii) following receipt of such acceleration notice, the Holders shall have the option, exercisable within ten (10) Business Days of receipt of such notice, to provide five (5) Business Days prior written irrevocable notice of the exercise of their purchase option in connection therewith.


ARTICLE V
ENFORCEMENT OF PRIORITIES


Section 5.1 <u>In Furtherance of Lien Priorities</u>. Each of the Parties, the Trustee and the Tranche B Lenders agrees as follows:

(a) All payments or distributions of or with respect to the Collateral that are received by any Party, the Trustee or the Tranche B Lenders contrary to the provisions of this Agreement shall be segregated from other funds and property held by such Party or the Tranche B Lenders, as applicable, and shall be held in trust for the Party entitled thereto (the **"Entitled Party"**) in accordance with the provisions of **Section 4.4** and such Party shall forthwith pay over such remaining proceeds to the Entitled Party in the same form as so received (with any necessary endorsement) to be applied (in the case of cash) or held as Collateral (in the case of non-cash property or securities) in accordance with the provisions hereof and the provisions of the applicable Financing Documents.

(b) After the date of the Payment-In-Full of the Senior Indebtedness or the date of consummation of any sale of the Senior Indebtedness under **Section 4.8**, the Senior Lender Representative will promptly execute and deliver all further instruments and documents, and take all further acts that may be necessary, or that the Subordinated Lien Collateral Agent may reasonably request, to permit the Subordinated Lien Collateral Agent to evidence the

(c) termination of the Lien Priority hereunder, or in furtherance thereof; <u>provided</u> that (*x*) the Senior Lender Representative shall not be required to pay over any payment or distribution, execute any instruments or documents, or take any other action referred to in this **Section 5.1(b)** to the extent that such action would contravene any applicable law, order or other applicable legal requirement, and in the event of a controversy or dispute, the Senior Lender Representative may interplead any payment or distribution in any court of competent jurisdiction; and (*y*) the Senior Lender Representative shall not incur any liability to the Subordinated Lien Collateral Agent for failure to provide any such further instruments and documents or take any further acts described in subclause (x) of this proviso.

(d) Each of the Senior Lender Representative and the Subordinated Lien Collateral Agent is hereby authorized to demand specific performance of this Agreement, whether or not the Issuer or any Subsidiary Guarantor shall have complied with any of the provisions hereof applicable to it, at any time when either such Party shall have failed to comply with the provisions of this Agreement applicable to it. Each Party hereby irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance.

Section 5.2 <u>Perfection of Possessory Security Interests</u>. For the limited purpose of perfecting the security interests of the Parties in those types or items of Collateral in which a security interest only may be perfected by possession or control, each Party hereby appoints the other as its representative for the limited purpose of possessing on its behalf any such Collateral that may come into the possession or control of such other Party from time to time, and each Party agrees to act as the other's representative for such limited purpose of perfecting the other's security interest by possession or control through a representative as a gratuitous bailee for the other Party, <u>provided</u> that neither the Party shall incur any liability to the other by virtue of acting as the other's representative or bailee hereunder. Each of the Parties, the Trustee and the Tranche B Lenders acknowledges and agrees that so long as the Credit Facility Documents are in effect, the Issuer and the Subsidiary Guarantors shall deliver all items of Collateral in which a security interest may be perfected by possession to the Senior Lender Representative. Upon the Payment-In-Full of the Senior Indebtedness or the date of consummation of any sale of the Senior Indebtedness under **Section 4.8**, the Senior Lender Representative shall transfer, at the Issuer's cost, all items of Collateral in its possession to the Subordinated Lien Collateral Agent.

Section 5.3 <u>Dispositions of Collateral and Effect thereof on Subordinated Lien Collateral Agent's Liens</u>.

(a) The Subordinated Lien Collateral Agent, for itself and on behalf of the Subordinated Lienholders, agrees that, until the Payment-In-Full of the Senior Indebtedness, in the event of a Disposition of any Collateral to a Person that is not an affiliate of the Issuer or a Subsidiary Guarantor (regardless of whether or not an Event of Default has occurred and is continuing under the Notes Documents at the time of such Disposition), the Lien held by the Subordinated Lien Collateral Agent, for the benefit of itself and the Subordinated Lienholders, in and to such Collateral (and, if such Collateral is all of the equity interests of the Issuer or a Subsidiary Guarantor, all obligations of the Issuer or such Subsidiary Guarantor under the Notes Documents) shall terminate and be released automatically, unconditionally, simultaneously and

(b) without further action if the applicable Liens held by the Senior Lender Representative, for the benefit of itself and the other Senior Secured Parties, in and to such Collateral (and, if such Collateral is all of the equity interests of the Issuer or a Subsidiary Guarantor, all obligations of the Issuer or such Subsidiary Guarantor under the Credit Facility Loan Documents) are released and if such Disposition either (x) is then not prohibited by the Notes Documents or (y) occurs in connection with the foreclosure by the Senior Lender Representative upon or other exercise of rights and remedies with respect to such Collateral; provided, that, in the case of a Disposition pursuant to subclause (y) above, the proceeds of any such Disposition received by any Senior Secured Party shall be applied to repay Senior Indebtedness and the Subordinated Indebtedness in accordance with the terms hereof; provided, further, that, in the case of a Disposition pursuant to subclause (x) or (y) above, the Lien held by the Subordinated Lien Collateral Agent, for the benefit of itself and the Subordinated Lienholders, shall remain in full force and effect with respect to any proceeds of such Disposition that remain after the Payment-In-Full of the Senior Indebtedness.

(c) To the extent reasonably requested in writing by the Senior Lender Representative, the Subordinated Lien Collateral Agent will cooperate in providing any necessary or appropriate releases to permit a Disposition of Collateral, as provided in **Section 5.3(a)**, by the Senior Lender Representative therein free and clear of the Subordinated Lien Collateral Agent's junior Lien. Until the Payment-In-Full of the Senior Indebtedness, the Subordinated Lien Collateral Agent, for itself and on behalf of the Subordinated Lienholders, hereby appoints the Senior Lender Representative, and any officer or agent of the Senior Lender Representative as the Senior Lender Representative may designate from time to time, with full power of substitution, as the attorney-in-fact of the Subordinated Lien Collateral Agent and each Subordinated Lienholder for the purpose of entering into any such release and other instruments and carrying out the provisions of this **Section 5.3(b)** and taking any action and executing any instrument that the Senior Lender Representative may reasonably deem necessary to accomplish the purposes of this **Section 5.3(b)**, which appointment is irrevocable and coupled with an interest.

Section 5.4 <u>Unenforceable Liens</u>. Notwithstanding anything to the contrary contained herein, if in any Insolvency Proceeding of the Issuer, any of the Subsidiary Guarantors or their respective successors or assigns, a determination is made that any Lien of the Senior Lender Representative encumbering the Collateral is not enforceable for any reason, then the Subordinated Lien Collateral Agent, for itself and on behalf of the Subordinated Lienholders, agrees that, any distribution or recovery that they may receive with respect to, or allocable to, the value of the assets intended to constitute such Collateral or any proceeds thereof, shall be segregated and held in trust and forthwith paid over to the Senior Lender Representative for the benefit of the Senior Secured Parties in the same form as received without recourse, representation or warranty (other than a representation of the Subordinated Lien Collateral Agent that it has not otherwise sold, assigned, transferred or pledged any right, title or interest in and to such distribution or recovery) but with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

Section 5.5 <u>Insurance and Condemnation Awards</u>. Until the Payment-In-Full of the Senior Indebtedness, the Senior Lender Representative and the other Senior Secured Parties shall have the exclusive right, subject to the rights (if any) of the Issuer and the

Section 5.6 Subsidiary Guarantors under the Credit Facility Loan Documents, to settle and adjust any insurance policy or claim covering or constituting Collateral and to approve any award granted in any condemnation or similar proceeding, or any deed in lieu of condemnation, in respect of any Collateral. All proceeds of any such policy and any such award, or any payments with respect to a deed in lieu of condemnation, shall constitute Collateral, subject to the rights (if any) of the Issuer and Subsidiary Guarantors under the Credit Facility Loan Documents, and shall be paid in accordance with **Section 4.4**. Until the Payment-In-Full of the Senior Indebtedness, if the Subordinated Lien Collateral Agent, the Trustee or any Subordinated Lienholder shall, at any time, receive any proceeds of any such insurance policy or any such award or payment in violation of this **Section 5.5**, it shall immediately transfer and pay over such proceeds to the Senior Lender Representative in accordance with **Section 2.4**.

ARTICLE VI
MISCELLANEOUS

Section 6.1 Rights of Subrogation. The Trustee and the Subordinated Lien Collateral Agent agree that no payment or distribution to any Senior Secured Party pursuant to the provisions of this Agreement shall entitle the Trustee or the Subordinated Lien Collateral Agent to exercise any rights of subrogation in respect thereof until the date of Payment-In-Full of the Senior Indebtedness. Each of the Parties, the Trustee and the Tranche B Lenders acknowledges and agrees that the value of any payments or distributions in cash, property or other assets received by the Subordinated Lien Collateral Agent, the Trustee or the Subordinated Lienholders that are paid over to the Senior Secured Parties pursuant to this Agreement shall not reduce any of the Subordinated Indebtedness.

Section 6.2 Further Assurances; Reimbursement of Collateral Agent. (a) The Parties and the Tranche B Lenders will, at their own expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further reasonable action (including the recordation of a subordination agreement in the appropriate recorder's office), that may be necessary or desirable, or that either Party may reasonably request, in order to protect any right or interest granted or purported to be granted hereby or to enable such Party to exercise and enforce its rights and remedies hereunder; provided that neither the Parties nor the Tranche B Lenders shall be required to pay over any payment or distribution, execute any instruments or documents, or take any other action referred to in this **Section 6.2(a)** to the extent that such action would contravene any law, order or other legal requirement binding upon such Party or Tranche B Lender, and in the event of a controversy or dispute, any Party or Tranche B Lender may interplead any payment or distribution in any court of competent jurisdiction, without further responsibility in respect of such payment or distribution under this **Section 6.2(a)**.

(b) The Collateral Agent shall be entitled to reimbursement for all costs and expenses incurred by it hereunder as set forth in Section 7.7 of the Indenture.

Defenses Similar to Suretyship Defenses. All rights, interests, agreements and obligations of each of the Parties under this Agreement shall remain in full force and effect irrespective of:

(a) any change in the time, manner or place of payment of, or in any other term of, all or any of the Secured Liabilities, or any other amendment or waiver of or any consent to departure from the Financing Documents;

(b) any exchange, release, non-enforcement or non-perfection of any Party's Liens with respect to any Collateral, or any release, amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Liabilities; or

(c) any failure by any Party to marshal assets in favor of the other Party or any other Person or to proceed upon or against or exhaust any security or remedy before proceeding to enforce the Financing Documents.

Section 6.3 Amendments, Etc. No amendment or waiver of any provision of this Agreement and no consent to any departure by any Party, the Trustee or Tranche B Lender shall be effective unless (a) the same is in writing and signed by (x) each Party and the Trustee and (y) if and to the extent provided for in the Subordinated Indebtedness Collateral Documents, each Tranche B Lender, and (b) in the case of any such amendment, waiver or consent with respect to Section 4.7(c), the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed). Any amendment, waiver or consent permitted by this Section 6.4 shall be effective only in the specific instance and for the specific purpose for which given.

Section 6.4 Addresses for Notices. All demands, notices and other communications provided for hereunder shall be in writing, and if to the Subordinated Lien Collateral Agent or the Trustee, mailed, sent by facsimile or electronic mail, or delivered to it at the following address:

Wilmington Trust FSB
50 South Sixth Street, Suite 1290
Minneapolis, MN 55402-1544
Facsimile:
E.mail:
Attention: Corporate Client Services

and if to the Senior Lender Representative, mailed or sent by electronic mail, or delivered to it at the following address:

Tranche Manager, LLC
c/o ACON Investments, LLC
1133 Connecticut Avenue, NW
Washington, DC 20036
Facsimile:
E.mail: bjohnson@aconinvestments.com
Attention: Barry Johnson

With copy to
Tranche Manager, LLC
c/o ACON Investments, LLC
1133 Connecticut Avenue, NW, Washington, DC 20036,
Facsimile:
E.mail:: dprawda@aconinvestments.com
Attention: Daniel Prawda
and if to the Tranche B Lenders, mailed or sent by electronic mail, or delivered to it at the following address:
MPG Revolver Holdings, LLC
[ADDRESS]
Facsimile:
E.mail:
Attention:

or as to any Party, such other address designated by such Party in a written notice to the other Party and the Tranche B Lenders, and as to the Trustee, such other address designated by the Trustee in a written notice to the Parties and the Tranche B Lenders, and as to any Tranche B Lender, such other address designated by such Tranche B Lender in a written notice to the Parties, the Trustee and the other Tranche B Lenders, in each case, complying as to delivery with the terms of this **Section 6.5**. All such demands, notices and other communications shall be effective: (a) if mailed, two Business Days after deposit in the mails, postage prepaid; (b) if sent by facsimile, when receipt is acknowledged by the receiving facsimile equipment (or at the opening of the next Business Day if receipt is after normal business hours); or (c) if by other means, when delivered.

Section 6.5 <u>No Waiver of Remedies</u>. No failure on the part of any Party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 6.6 <u>Termination of Agreement</u>. This Agreement shall (a) be binding upon the Parties, the Trustee the Tranche B Lenders and their successors and assigns; (b) inure to the benefit of and be enforceable by the Parties, the Trustee and the Tranche B Lenders and their respective successors, transferees and assigns; and (c) terminate (i) upon the Payment-In-Full of the Senior Indebtedness or (ii) in the event that any of the Issuer, the Subsidiary Guarantors or their respective affiliates becomes the Senior Lender Representative hereunder or a Senior Lender under the Credit Facility Loan Documents; <u>provided</u> <u>that</u> the obligations of the Parties, the Trustee and the Tranche B Lenders under **Sections 5.1**, **5.2**, **6.2(a)** and **6.16** shall survive this Agreement; <u>provided</u>, <u>further</u>, that any actions requested of the Senior Lender Representative following the termination of the Senior Indebtedness shall be at the sole cost and expense of the Issuer.

Section 6.7 <u>Governing Law; Entire Agreement</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to

Section 6.8 contracts made and to be performed in New York, including Sections 5-1401 and 5-1402 of the New York General Obligations Law. Subject to Section 6.17, this Agreement constitutes the entire agreement and understanding among the Parties, the Trustee and the Tranche B Lenders with respect to the subject matter hereof and supersedes any prior agreements, written or oral, with respect thereto.

Section 6.9 Consent to Jurisdiction. Each of the Parties, the Trustee and Tranche B Lenders hereby consents to the jurisdiction of any state or federal court located within the Borough of Manhattan, State of New York and agrees that, all actions or proceedings arising out of or relating to this Agreement shall be litigated in such courts. Each of the Parties, the Trustee and the Tranche B Lenders expressly submits and consents to the jurisdiction of the aforesaid courts and waives any defense of forum non conveniens. Each of the Parties, the Trustee and the Tranche B Lenders hereby agrees that any and all service of process shall be made in accordance with applicable law.

Section 6.10 Waiver of Jury Trial. The Parties, the Trustee and the Tranche B Lenders hereby waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement. Each of the Parties, the Trustee and the Tranche B Lenders acknowledges that this waiver is a material inducement to enter into a business relationship, that each has relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings. Each of the Parties, the Trustee and the Tranche B Lenders warrants and represents that each has had the opportunity of reviewing this jury waiver with legal counsel, and that each knowingly and voluntarily waives its jury trial rights.

Section 6.11 Counterparts. This Agreement may be executed in any number of counterparts, and it is not necessary that the signatures of the Parties, the Trustee and the Tranche B Lenders be contained on any one counterpart hereof, each counterpart will be deemed to be an original, and all together shall constitute one and the same document. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 6.12 No Third Party Beneficiary. This Agreement is solely for the benefit of the Parties (and their successors and assigns) and the holders from time to time of the Secured Liabilities (including the Senior Lenders and the Subordinated Lienholders). No other Person (including the Issuer, any Subsidiary Guarantor, any Credit Facility Exclusive Obligor or any subsidiary or affiliate of the Issuer) shall be deemed to be a third party beneficiary of this Agreement or shall have any rights to enforce any provisions hereof.

Section 6.13 Headings. The headings of the articles and sections of this Agreement are inserted for purposes of convenience only and shall not be construed to affect the meaning or construction of any of the provisions hereof.

Section 6.14 Severability. If any of the provisions in this Agreement shall, for any reason, be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and shall not invalidate the Lien Priority or any other priority set forth in this Agreement.

Section 6.15 <u>Subordinated Lien Collateral Agent and Trustee Status</u>. Notwithstanding any term herein to the contrary, it is hereby expressly agreed and acknowledged that the subordination and related agreements set forth herein by the Trustee and the Subordinated Lien Collateral Agent are made solely in their respective capacities as trustee with respect to the Notes or secured party on behalf of the Subordinated Lienholders under the Subordinated Indebtedness Collateral Documents(and not in their respective individual commercial capacities, except to the extent that the Trustee or the Subordinate Lien Collateral Agent is or becomes a Holder). The Trustee and Subordinated Lien Collateral Agent shall not have any duties, obligations, or responsibilities to the Senior Lender Representative under this Agreement except as expressly set forth herein. Nothing in this Agreement shall be construed to operate as a waiver by the Trustee or the Subordinated Lien Collateral Agent, with respect to the Notes Issuers or any Subsidiary Guarantor or any Subordinated Lienholder, of the benefit of any exculpatory provisions, presumptions, indemnities, protections, benefits, immunities or reliance rights contained in the Indenture, and, by their acknowledgment hereof, the Notes Issuers and the Subsidiary Guarantors expressly agree that as between them and the Trustee or the Subordinated Lien Collateral Agent, the Trustee and the Subordinated Lien Collateral Agent shall have such benefit with respect to all actions or omissions by the Subordinated Lien Collateral Agent or the Trustee pursuant to this Agreement. For all purposes of this Agreement, the Trustee and the Subordinated Lien Collateral Agent may (a) rely in good faith, as to matters of fact, on any representation of fact believed by the Trustee or Subordinated Lien Collateral Agent to be true (without any duty of investigation) and that is contained in a written certificate of any authorized representative of the Notes Issuers or any Subsidiary Guarantor or of the Senior Lender Representative; (b) rely in good faith, as to matters of law, on any advice received from its legal counsel or an opinion of its counsel, counsel to the Notes Issuers or counsel to the Senior Lender Representative, and shall have no liability for any action or omission taken in reliance thereon; and (c) assume in good faith (without any duty of investigation), and rely upon, the genuineness, due authority, validity, and accuracy of any certificate, instrument, notice, or other document believed by it in good faith to be genuine and presented by the proper person.

Section 6.16 <u>Reinstatement</u>.

(a) The provisions of this Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Secured Liabilities is, other than as a result of any intentional fraud of the Senior Lender Representative, the Subordinated Lien Collateral Agent, the Trustee or any Tranche B Lender, as applicable, rescinded or must otherwise be returned by the applicable Party, the Trustee or Tranche B Lender for any reason, including without limitation, upon the insolvency, bankruptcy, or reorganization of the Issuer, any Subsidiary Guarantor, or otherwise, all as though such payment has not been made.

(b) It is further agreed that any diminution (whether pursuant to court decree or otherwise, including without limitation for any of the reasons described in the preceding sentence) of the Issuer's or any Subsidiary Guarantor's obligation to make any distribution or payment of any of the Senior Indebtedness, except to the extent such diminution occurs by reason of the repayment (which has not been disgorged or returned) of such Senior Indebtedness in cash or cash equivalents, shall have no force or effect for purposes of this

(c) Agreement, with any turnover of payments as otherwise calculated pursuant to this Agreement to be made as if no such diminution had occurred.

Section 6.17 <u>Credit Agreement Controls Relationship between Senior Lenders and Tranche B Lenders</u>. Notwithstanding anything to the contrary herein, and solely with respect to the relative rights of the Tranche B Term Lenders and the Senior Secured Parties, to the extent that any rights are provided to the Tranche B Lenders under this Agreement, whether to enforce obligations or exercise remedies, such rights and remedies shall in any event be subject to the requirements of the Credit Agreement, and subject to the restrictions on any amendment, supplement, modification or waiver with respect to the Credit Facility Loan Documents set forth in clauses (a)(iii) through (a)(vi) of **Section 4.7**, any inconsistency between this Agreement and the Credit Agreement shall be resolved in favor of the Credit Agreement for such purpose.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Senior Lender Representative, the Subordinated Lien Collateral Agent, the Trustee and the Tranche B Lenders has caused this Agreement to be duty executed and delivered as of the date first above written.

Senior Lender Representative:

TRANCHE MANAGER, LLC

By: _____
              Name:
              Title:

Subordinated Lien Collateral Agent:

WILMINGTON TRUST FSB, as Subordinated Lien Collateral Agent

By: _____
              Name:
              Title:

Trustee:

WILMINGTON TRUST FSB, as Trustee

By: _____
              Name:
              Title:

Tranche B Lender:

MPG REVOLVER HOLDINGS, LLC

By: _____
              Name:
              Title:

ACKNOWLEDGMENT AND CONSENT

Each of the undersigned hereby acknowledges that (a) it has received a copy of the foregoing Intercreditor and Subordination Agreement and consents thereto, and agrees to recognize all rights granted hereby to the parties thereto, and will not do any act or perform any obligation which is not in accordance with the agreements set forth in such Intercreditor and Subordination Agreement, and (b) it is not an intended beneficiary or third-party beneficiary under the Intercreditor and Subordination Agreement.

Dated as of [_____ __], 2009.

Issuer:

MORRIS PUBLISHING GROUP, LLC

By: _____
      Name:
      Title:

Subsidiary Guarantors:

MORRIS PUBLISHING FINANCE CO.

By: _____
      Name:
      Title:

YANKTON PRINTING COMPANY
BROADCASTER PRESS, INC.
THE SUN TIMES, LLC
HOMER NEWS, LLC
LOG CABIN DEMOCRAT, LLC
ATHENS NEWSPAPERS, LLC
SOUTHEASTERN NEWSPAPERS COMPANY, LLC
STAUFFER COMMUNICATIONS, INC.
FLORIDA PUBLISHING COMPANY
THE OAK RIDGER, LLC
MPG ALLEGAN PROPERTY, LLC
MPG HOLLAND PROPERTY, LLC

By: _____
      Name:
      Title:

SOUTHWESTERN NEWSPAPERS COMPANY, L.P.,
    By: Morris Publishing Group, LLC, its general partner

        By: _____
            Name:
            Title:

Exhibit D-32